Exhibit 99.2



2024 Sustainability Report

—



Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

Stock Code: 6686


Report Parameters

▶ **Introduction**

This Report is the eleventh Sustainability Report of Noah Holdings Private Wealth and Asset Management Limited (hereinafter referred to as "Noah", "Noah Wealth", "Noah Holding", "we/us" or "The Group". Our purpose in releasing this annual sustainability report is to inform stakeholders of our efforts that have been made in pursuing sustainable economic, environmental, and social values. We also encourage more companies to engage in public dialogues, helping create a more harmonious environment together with us.

▶ **Reporting Scope**

This Report covers the year 2024 (from January 1 to December 31) and discloses Noah's management philosophy on corporate governance, society, and the environment, as well as our performance and achievements related to those substantive topics. This Report covers the information and data related to Noah's headquarter and offices in Hong Kong. In the future, we will gradually expand the scope of information and data coverage to our subsidiaries and beyond organizational boundaries, with the aim of complete disclosure. To fully demonstrate Noah's achievements in corporate social responsibility brought by our projects and the trend of development, we have laid out our specific actions and progress in detail, partially dating back to 2023 and up till 2025.

▶ **Reporting Standard**

The report has been complied in accordance with the Appendix C2 "Environmental, Social, and Governance Reporting Code" ("ESG Code") of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("SEHK") ("Listing Rules"). It draws reference from the Global Reporting Initiative (GRI) Standards issued by the Global Sustainability Standards Board (GSSB), the International Financial Reporting Standards (IFRS) S2 - Climate-related disclosures issued by the International Sustainability Standards Board (ISSB)1, and the United Nations Sustainable Development Goals (UNSDGs).

▶ **Reporting Principles**

Given the reporting principles that underpin the preparation of the ESG report as required by the ESG Code of SEHK, this ESG Report abides by the overarching reporting principles of Materiality, Quantitative, Balance, and Consistency, along with the disclosure responsibilities outlined in the "mandatory disclosure" and "comply or explain" provisions.

- **Materiality**: Through a rigorous materiality assessment, the impact of ESG-related issues on various stakeholders is evaluated, with priority given to addressing and disclosing issues of significant materiality.

- **Quantitative**: Quantitative methodology is adopted in the report to measure pertinent key performance indicators and transparently discloses the measurement methods, bases, and gauges employed.

- **Balance**: The report is a faithful reflection of objective realities, disclosing both positive and negative indicators, and impartially presenting the Group's ESG performance.

- **Consistency**: Unless specifically noted, the statistical disclosure methods of this report maintain consistency with that of reports from previous years, so as to ensure the comparability of ESG data over time. Any alterations in statistical methodologies will be duly annotated for clarity.

▶ **Information Disclosure**

All information disclosed in this report originates from the Group's internal documents, aggregated statistical data, and summaries of subsidiary companies' responsibilities. The report is meticulously compiled by Noah Holding's ESG Committee, reviewed by management, and deliberated and approved by the Board of Directors. Unless otherwise stated, all monetary figures in this report are denoted in Chinese yuan (RMB).

▶ **Report Accessibility**

Our Sustainability Reports are released annually in both Chinese and English versions and are accessible in electronic format on the Noah website for online browsing or download.
(Website: https://www.noahgroup.com/)

▶ **Feedback**

We sincerely value your feedback and advice, which play a pivotal role in our ongoing efforts to enhance our sustainable development performance and elevate our environmental, social, and governance capabilities. Should you have any inquiries regarding this report or require a printed copy, please do not hesitate to contact us via email at noahgroup@noahgroup.com or by phone at 400-820-0025.



CONTENT

02 Responsibility Noah: Sustaining ESG Governance

43 Sustainable Management

46 Stakeholder Engagement

48 Materiality Management

Opening

01 Report Parameters

05 Letter from the Chairwoman

07 About Noah

11 Global Presence

13 Milestone in ESG Journey

03 Wise Noah: Focusing on Data Security

53 Data Security

62 Digital Management

01 Integrity-Driven Noah: Fortifying Compliance Foundations

19 Sound Corporate Governance

29 Responsible Business Practices

04 Compassionate Noah: Practicing Responsible Investment

65 Responsible Investment Strategy

73 Responsible Client Management

05 Green Noah: Protecting Ecological Home

81 Environmental Sustainability Commitment

83 Climate Change Response

89 Promote Green Operation

06 Uniting Noah: Building an Inclusive Workplace

97 Employee Responsibilities

102 Talent Development

111 Occupational Health and Safety

113 Compensation and Benefits

07 Warm Noah: Actively Giving Back to Society

122 Autism Care

123 Rural Revitalization

124 Community Engagement

125 Ecological Protection

126 Educational Donations

Index table of indicators

127 HKEX Content Indexs

133 GRI content index

138 IFRS S2 Recommended Disclosure Index

139 SASB Indicators Index



Letter from the Chairwoman



Noah's Ark sets sail, global tides we trail. Guided by the strategy of "refining domestic capabilities and expanding international reach," we have proactively built a worldwide Chinese-speaking client service ecosystem. In 2024, we reinforced our cross-border service ecosystem and refined our international branding strategy by expanding product diversity and elevating digital client engagement. Tailored solutions for globally mobile individuals and enterprises were introduced, complemented by the launch of Ark Wealth Management, Olive Asset Management, and Glory Family Heritage - brands designed to cater to the specific wealth management needs of Chinese clients worldwide and Mandarin-speaking communities with better responses and sustained growth potentials. Early 2025 marked a milestone along ARK Company's journey of globalization, with the inauguration of its overseas headquarters, signaling our ambition to redefine global wealth management for Chinese and Mandarin-speaking communities.

Invest with conscience clear, shared success draws near. As a two-decade pioneer in wealth management, Noah has cemented its reputation as a "buy-side champion" offering "investment consultancy" services, delivering robust, flexible solutions to clients through a comprehensive, end-to-end service framework. Building on the due diligence and strategic refinements of Investment Decision-Making (IDD) and Operational Due Diligence (ODD) frameworks, Noah conducted interviews with 100 funds in 2024. We intensified the due diligence of non-investment and operational capabilities to identify risk exposures in areas such as systems, risk management, investment processes, and operational workflows. In this regard, we fully embrace and navigate uncertainties and adopt anti-fragile strategies to help investors preserve wealth amid volatile capital markets. As the signatory to the UN Supported Principles for Responsible Investment (UNPRI), we've built an ESG-focused platform delivering a basket of financial services for global Chinese investors, driving inclusive prosperity through sustainable finance.

Governance strong and wise, operations reach the skies. Noah continues to elevate governance standards by empowering its Board to oversee the execution of ESG strategies through robust supervision and strategic decision-making. Specialized committees, including the Sustainability Management Committee and Ethics Compliance Committee, conduct regular meetings to conduct in-depth research and deliberation on ESG issues, formulate corresponding policies and targets, and monitor implementation progress. In 2024, our Ethics Compliance Committee revised its charter and elevated the whistleblowing mechanism from the Audit & Supervision Department to its Working Group level. Furthermore, we proactively addressed operational risks at their root by enhancing our risk detection, violation oversight and compliance capabilities.

Stewardship bold and true, sustainable future we stew. Regarding environmental protection, Noah actively supports national low-carbon initiatives and champions Sustainability. By addressing climate change, adopting green operations, and engaging in environmental and public welfare projects, we take tangible steps to advance China's "dual carbon" goals. Noah has endorsed the COP16 Business for Nature Declaration, advocating for nature-positive, zero-carbon societies and business models. We also pioneer carbon neutrality by regularly purchasing voluntary carbon credits through low-carbon exchanges. Regarding social commitment, we prioritize employee well-being and Sustainability, generating economic value while fulfilling corporate social responsibilities to benefit both our workforce and society at large. We focus on advancing women's professional growth, inspiring female employees to aim higher, expand their networks, and transcend limitations. Furthermore, we address pressing societal challenges by supporting educational initiatives, engaging in environmental welfare, and contributing to community well-being.

Noah's future is brimming with opportunities and challenges. We remain steadfast in our client-centric approach, refining our offerings to boost satisfaction and loyalty. By deepening partnerships with top global financial institutions and embedding ESG principles into our operations and governance, we drive innovation and growth, thereby ensuring Noah stays ahead in global wealth management.

In 2024, the global capital market endured dynamic shifts as the U.S. interest rate hiking cycle neared an inflection point. Despite ongoing volatility, global stock markets forged ahead with investors'anxieties and anticipations intertwined. Against this backdrop, Noah Holdings remained unwavering in the "client-centric" ethos. By sharpening focus on domestic opportunities while advancing global footprint, Noah embraces a long-term investment horizon, and integrates ESG principles into the corporate strategy. We not only address evolving client needs but also fortify our position for sustainable growth in an increasingly complex environment. These efforts culminated in industry-wide recognition, with accolades including the "Best Independent Wealth Manager-China""Best Wealth Manager-UHNW (Ultra high-net-worth)" "Best Wealth Manager-ESG" and "Best Wealth Manager-Investment Service and Research".

About Noah

Company Overview

Noah Holdings Private Wealth and Asset Management Limited (NYSE: NOAH, HKEX: 6686) was established in 2005 and went public on the New York Stock Exchange in 2010. In 2022, it achieved dual listings on both the Hong Kong and U.S. stock markets. Guided by its client-centric ethos, Noah has established a business network covering over 30 regions across 9 countries globally. In 2025, it relocated its global headquarters to Singapore, with a focus on serving 400,000 high-net-worth Chinese clients worldwide.

After more than two decades of steady growth, Noah has developed a business model integrating wealth management, asset management, and comprehensive services. It operates subsidiaries such as Gopher Asset Management, Glory Heritage, and Noah Upright in China, as well as ARK Wealth Management, Olive Asset Management, and Glory Family Heritage overseas, managing assets totaling over RMB 1 trillion.

With a service rooted in "professionalism, authenticity, and warmth," Noah has received multiple international accolades from esteemed institutions like Asian Private Banker and Euromoney for several consecutive years. Noah is dedicated to offering full-lifecycle wealth management services to affluent and compassionate Chinese clients globally, collaborating with them to achieve a life of nobility, prosperity, and joy.

2003

Wealth Management Department of Xiangcai Securities

2005

Management buyout

2007

Investment from Sequoia Capital

SEQUOIA

2010

- Gopher Asset Management Co., Ltd. officially established

歌斐資產 GOPHER

- First Chinese wealth management institution listed on the New York Stock Exchange

NYSE

2012

- Noah Upright Fund Distribution obtained the "No. 001" fund distribution license from the China Securities Regulatory Commission
- Noah (Hong Kong) obtained licenses of all types and turned a profit

2014

Gopher Asset Management obtained the private fund management qualification from the Asset Management Association of China

2017

Noah America: New York and Silicon Valley

2018

Inclusion in the China MSCI Index

MSCI

2019

Noah Singapore

2020

Noah and Gopher became the signatories to the UN Supported Principles for Responsible Investment (UNPRI)

PRI Principles for Responsible Investment

2021

Completed the transition to standardized products

2022

- Completed the second listing on the Hong Kong Stock Exchange
- Completed the dual listing in the US and Hong Kong

HKEX 香港交易所

2023

New Headquarters in Shanghai: Noah's Wealth Center (NWC)



2024

Create international brands featuring Ark Wealth Management, Olive Asset Management and Glory Family Heritage

▶ Noah - China's Largest Independent High-net-worth Wealth Management Institution

RMB

2.60 billion

- FY24 Net Income
- China's Largest Independent High-Net-Worth Wealth Management Service Provider



- China's first independent wealth management institution listed in the United States and Hong Kong

RMB Over

1,000 billion

- Cumulative financial products allocated since listing

Asset management scale of

RMB 151.5 billion

- A wholly-owned subsidiary - Gopher Asset Management
- Overseas AUM: USD 5.8 billion

Market Pioneer
The First to

- Pioneer a dual-wheel business model combining wealth management and asset management
- Obtain China's License No. 001 for fund sales
- One of the first asset management companies in China to establish a private equity fund of funds

A solid and loyal customer base

- Number of Diamond Card and Black Card clients in FY24*: 9,334
- Total number of active customers in FY24**: 17,210
- Total number of active customers in FY24**: 5,544 +15.8% YoY




- Covering 9 countries and over 30 regions worldwide
- The American Product Center, Noah Japan, and overseas brands are undergoing a comprehensive upgrade
- By 2025, the global headquarters will be established in Singapore

Professional service team

- Number of financial advisors: 1,327
- Overseas financial advisors: 138, +55.1% YoY

* Core clients refer to Black Card clients and Diamond Card clients, requiring minimum asset allocation sizes of RMB 50 million and RMB 10 million respectively ("AUA", including total assets managed by Gopher and third-party product providers).
** Active clients during a specific period refer to high-net-worth investors who purchased investment products distributed or offered by Noah during that period, including those who transacted solely on our online mutual fund platform.

▶ Noah Investment Map: One-Stop Global and Domestic Multi-Asset Allocation Services Launched



RMB (Domestic)

Cash Flow Management
Family Liquidity, Corporate Treasury Management

Secondary Market
Public Funds, Private Securities Funds

Primary Equity
Collaboration with Top-Tier Renowned Managers, Gopher Assets

Domestic Family Trusts
CCB Trust, Hwabao Trust, Yunnan Trust, etc.

Protection-Oriented Allocations
Medical, Critical Illness, Life Insurance

US Dollar (Overseas)

Overseas Insurance
Hong Kong, Singapore, United States, Canada

US Dollar Cash Management
Fixed Deposits, Cash Treasuries, Bond Funds

Equity Investments
Overseas Securities Accounts, Public Funds, Private Funds (Securities, Equity, Alternatives)

Overseas Family Trusts
Hong Kong, Singapore, Jersey

Residency Planning
United States, United Kingdom, Canada, Australia, Spain, Greece, Malta, etc.

▶ Seven Empowerment for Clients and Associations



1 Large-Scale Event Empowerment

- Collaboration with top domestic and international large-scale events
- VIP seating for association members
- Customized roundtable forums with industry leaders
- Brand promotion at exhibition booths

2 Industry-Themed Forums

- Manufacturing industry summits
- Foreign trade industry summits
- Consumer industry summits

3 Entrepreneur Empowerment Tours - Visiting Prestigious Enterprises

- 2023 Women Entrepreneurs Empowerment Tour Series
- Visits to top national enterprises/prestigious enterprises led by women entrepreneurs
- Tours to Hong Kong/Singapore/United States

4 Entrepreneurs' Domestic and Overseas Study Tours and Themed Programs

- Dunhuang Culture / Israeli Innovation
- Century-Old Japanese Enterprises / Singapore Financial Study Tour
- Corporate Financial Management
- Parent-Child Education
- Current Affairs, Politics, Law, and Tax Interpretation
- Identity Planning
- Second-Generation Youth Study Group
- CIO Exclusive Gathering

5 Guest Think Tank

- A database of domestic and international guests from various industries
- Including economists, legal and tax experts, industry leaders, executives, psychologists, etc.

6 Charity/ESG

- Charity Projects
- ESG-Empowered Enterprise Transformation Forum
- Transformation Under the National Policy of Carbon Neutrality
- The Path to Sustainable Development

7 High-End Lifestyle

- Premium Health Check-ups / Cultural Appreciation Events / Golf Tournaments, etc.

Empowering and Supporting Clients and Associations

Global Presence

Originating from China, Serving the World

Noah has deeply entrenched itself in wealth management, asset management, and comprehensive financial services, with a strategic presence covering nine countries and more than 30 regions such as Hong Kong SAR, the United States, and Singapore. It operates domestic brands Gopher Asset Management, Glory Heritage, and Noah Upright, and in October 2024, it launched three overseas brands: Ark Wealth Management, Olive Asset Management and Glory Family Heritage. It provides comprehensive financial solutions catering to the needs of global high-net-worth individuals, families, and corporate clients in areas such as overseas asset allocation and wealth inheritance.

Cross Cycle and Serve Global Clients


UK
Jersey Island
France
UAE
Tailand
Malaysia
Singapore
Indonesia
Hong Kong
Shanghai
Japan
Australia
Canada
United States
Global HQ
Current Global Layout
Markets to be Expored
Markets Under Assessment
Global Bookkeeping Services

Licenses Obtained in Singapore:

- Capital Markets Services License
- Financial Adviser (Exempt) License
- Trust Services License

Licenses Obtained in Chinese Mainland:

- Securities and Futures Business Operation License
- Private Securities Investment Fund Manager License
- Private Equity and Venture Capital Fund Manager License
- Other Private Investment Fund Manager License
- Insurance Brokerage Business Operation License

Licenses Obtained in Hong Kong:

- Securities Trading (#1)
- Securities Advisory (#4)
- Asset Management (#9)
- Insurance Brokerage
- Trust Services
- Money Lender

Licenses Obtained in United States:

- Investment Adviser License
- Insurance Broker License (California, Massachusetts, New Jersey, Hawaii)

Licenses Obtained in Jersey Island:

- Trust Services License



Milestone in ESG Journey ━

Key ESG Performance in 2024

Governance

Corporate Governance
- **62.5%** female Board Directors
- **100%** compliance with corporate governance requirements in Directors' self-evaluation
- Set up **8** specialized committees to improve internal governance

Business Ethics
- **100%** of Board Directors participated in business ethics and anti-corruption trainings
- The Commercial Ethics and Anti-Corruption Training engaged **1,350** participants with a total duration of **2,700** training hours.

Intellectual Property Rights
- Noah holds **723** registered trademarks and has **4** patented inventions

Environment

Greenhouse Gas (GHG) Emissions
- Total Greenhouse Gas Emissions (Scope 1+Scope 2+Scope 3): **2272.41** tons of carbon dioxide

Supply Chain
- Green procurement amount: RMB **39.8277** million
- Proportion of green procurement amount to total procurement amount: **22.24%**
- **100%** of suppliers have signed the ESG Supplier Letter of Commitment, Anti-Bribery and Anti-Fraud Clauses, and Integrity Pledge Letter.

Social

Information and Data Security
- Major Information Systems (New Generation Trading System, Honor Insurance Economic Core System, Smile Fund System, User Basic Service System, and Noah Upright Official Website System) have passed the National Cybersecurity Classified Protection System assessment
- The ISO 27001 Information Security Management System Certification covers all business departments of the Group
- The ISO 29151 Personal Data Privacy Protection Management System Certification covers all wealth management operations of the Group
- Passed the review by the Securities and Futures Commission of Hong Kong (SFC)
- Information security-related training has totaled **1,609** hours with **1,073** participants.

Human Resource Development
- **61%** Female Employees
- Granted **365,000** restricted stock units (RSUs) as equity incentives to **48** employees
- Trained over **300** financial planners

Charitable Contributions
- In 2024, Shanghai Noah Charity Foundation organized projects covering autism care, rural revitalization, community engagement, ecological conservation, and education donations, with total donations reaching RMB **9.3499** million, a year-on-year increase of **48.67%**, benefiting **10,000** people.

Responsible Investment
- Noah and its subsidiary Gopher Asset were selected as part of PRI Spring Initiative of the United Nations Principles for Responsible Investment (UNPRI), becoming one of the first Chinese financial services institutions to participate in this international initiative.
- The ESG Zone of Noah Smile Fund has launched a total of **8** publicly offered fund products, with a cumulative fundraising amount exceeding RMB **92.42** million.
- The "China Asset Manager Impact Investment Alliance" has received responses from more than **50** asset managers



Awards and Honors

Category	Awarding Institution	Awards & Honors
General	Zhitong Finance	2024 Most Valuable Chinese Stocks
	Asian Private Banker - AFD (Award for Excellence)	2024 Best Independent Wealth Manager - China
		2024 Best Wealth Management Institution - Third-Party
		2024 Best Wealth Management Institution - Asset Allocation
	Asian Private Banker - CWA (China Wealth Award)	2024 Best Wealth Management Institution - Gold Award
		2024 Best High-Net-Worth Wealth Management Institution - Gold Award
		2024 Best Sustainable Investment Wealth Management Institution - Gold Award
	Asia/Euromoney - AFE (Award for Excellence)	2024 Best Wealth Management Institution of the Year
		2024 Best Financial Data/Technology Wealth Management Institution
		2024 Best Overseas Asset Management Wealth Management Institution
	Global Fund of Funds Association	2024 Top 20 Best S Fund Investment Institutions
	Research Center for Fund of Funds	2024 Top 20 Best Private Market-Oriented Mother Funds
		2024 Top 7 Best Returns for Private Market-oriented Mother Funds
	China Fund News - Yinghua Award	2024 Excellent Private Equity Third-Party Sales Model Institution
		2024 Excellent Private Equity Investment Model Institution
	Bloomberg Businessweek / Chinese Edition	2024 Digital Innovation - Award for Excellence
		2024 Digital Transformation Strategy - Award for Excellence
	Cailian Press	2024 Asia-Pacific Innovation and Development Award - Award for Leading Achievements in Going Global
Sustainability	S&P Global	2024 S&P CSA Score upgraded from 36 to 50 (Top 8% globally)
	Wind Information Co., Ltd.	2024 Wind ESG Rating of A (Top 6% in industry)
	London Stock Exchange Company	2024 Refinitiv ESG Rating of A (Ranked 6th in peers)
	MSCI (Morgan Stanley Capital International)	2024 MSCI ESG Rating upgraded to BB (One level higher than last year)
Initiative	In 2020, both Noah and Gopher Asset jointly became signatories to the United Nations Principles for Responsible Investment (UN PRI).	

Noah's Milestones on Sustainability

Enhancing Social Responsibility

2021
- In 2021, CEO Wang Jingbo signed the CEO Statement of Support for the Women's Empowerment Principles by UN Women.

2022
- In 2022, Noah launched the new public welfare project "Save the Smile of the Yangtze River: Save the Yangtze Finless Porpoise".
- Completed carbon emission verification by SGS and issued a decarbonization declaration.
- Became the first corporate donor to No Bird Strike Action Network.
- Donated to Kunshan Duke University through the Noah Charity Foundation.
- Donated RMB 300,000 annually to support autistic children.

2023
- In 2023, Noah launched the "163 Million Charity Action" to support rural revitalization in targeted regions.
- The "Noah's Ark - Green Peacock Protection" program was selected as a representative of the outstanding projects Participated in the 10th World Conference on Ecological Restoration.

2024
- In 2024, Noah presented the successful experience of green peafowl conservation at the 10th World Conference on Ecological Restoration.
- Supported the AED (Automated External Defibrillator) Project of the Xinhong Community Development Foundation by donating RMB 50,000 to install AEDs in buildings and provide training.
- Organized a charity gala, raising RMB 4.6 million for the UWC World United College in Changshu, Suzhou.
- Signed the COP16 Business for Nature Corporate Statement to build a nature-friendly zero-carbon society and business model.

Promoting Industry Development

2014
- From 2014 to date, Noah has released the Noah Sustainability Report annually for 11 consecutive years.

2019
- In 2019, Noah served as a Permanent Member of the China ESG30 Forum.

2020
- In 2020, Noah established the Noah Holding's ESG Committee.
- In 2020, both Noah and Gopher Asset became signatories of the United Nations Principles for Responsible Investment (UNPRI).

2021
- In 2021, Noah co-initiated the China Asset Managers ESG Investment Alliance with 50 managers.

2022
- In 2022, Noah released the first TCFD Climate-Related Financial Information Rating Results for Chinese listed companies with multiple institutions.
- Noah Gopher Ruilian established the ESG Committee to launch ESG Fundamental Quantitative Products.

2023
- In 2023, Gopher Asset issued the ESG Investment Due Diligence Report for the third consecutive year.
- In partnership with PwC Strategy&, Noah released the annual white paper "Chinese HNWI Wealth Management Sentiment Index (2022)".

2024
- In 2024, Noah's ratings and recognition saw a surge. The S&P CSA Score was upgraded from 36 to 50, while both the Wind ESG Rating and Refinitiv ESG Rating achieved an A-level rating, placing it at the top of the industry.
- Noah released its first Investor Presentation in 2024.
- Noah announced the release of the "Noah Holdings Board of Directors Confidential Voting Policy" in 2024.

01

INTEGRITY-DRIVENNOAH: FORTIFYING COMPLIANCE FOUNDATIONS

Noah is committed to achieving excellence in corporate governance. The Group strictly adheres to the regulatory requirements of capital markets and industries, and closely monitors regulatory trends both domestically and internationally. By establishing a robust corporate governance framework and deepening risk management practices, we strive to realize standardized, professional, and efficient management, while strengthening financial risk prevention and control. These efforts provide the fundamental support and driving force for the Group's high-quality and sustainability.

◆ This chapter relates to the following major Sustainability issues:

Data Security and Privacy Protection
Innovative R&D and Digital Services
Corporate Governance
Risk Management and Control
Compliant Operations
Business Ethics
Promoting Joint Industry Development
Responsible Tax Principles
Stakeholder Communication

◆ SDGs focus in this Chapter:

8 DECENT WORK AND ECONOMIC GROWTH

16 PEACE, JUSTICE AND STRONG INSTITUTIONS

17 PARTNERSHIPS FOR THE GOALS



Sound Corporate Governance

Noah consistently prioritizes shareholders' interests and unwaveringly pursues long-term development. It continually refines its governance structure centered around the general meeting of shareholders and the Board of Directors. The Group steadily boosts the Board's diversity and expertise, strengthens Directors' capabilities. To underpin the Group's resilient and steady advancement, Noah strives for transparent and effective corporate governance and offers clear and timely information to shareholders and all stakeholders.

Enhancing Board Effectiveness

Noah strictly abides by the *Company Law of the People's Republic of China, Securities Law of the People's Republic of China, Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited*, and other relevant regulations of the stock exchange where its shares are listed. It improves the modern enterprise system and formulates management charters such as the *Memorandum and Articles of Association, Articles of Association of the Audit Committee, Articles of Association of the Compensation Committee*, and *Corporate Governance and Nomination Committee*, effectively improving the level of corporate governance and fulfilling economic responsibilities.

▶ Board Operations

As the Group's ultimate governing body, the Board of Directors is responsible for convening general shareholders' meetings, presenting work reports, executing Group resolutions, formulating business plans, regularly assessing strategy implementation, driving the optimization of the corporate governance and operational system, and reinforcing risk management and internal control in all aspects.

Noah advances corporate governance and decision-making process in accordance with stipulations of the *Corporate Charter*. In 2024, the Group convened 6 Board meetings (comprising 4 quarterly and 2 special meetings), 6 Audit Committee meetings, 3 Compensation Committee meetings, 2 corporate governance and nomination committee meetings and 1 annual general meeting. All shareholders, Directors, and stakeholders are engaged in thorough discussions and communication regarding the Group's major business affairs to guarantee the scientific, transparent, and effective nature of decisions.

At general meetings of shareholders, all matters necessitating a shareholder vote strictly uphold the "one-share, one-vote" principle. Specifically, each Class A ordinary share grants the shareholder one vote, ensuring equitable participation in corporate governance decisions based on shareholdings and fully protecting their legitimate rights and interests.

▶ Board Effectiveness

Noah strictly follows regulatory requirements in the nomination, review, election, and performance support of Independent Directors to ensure the independence and effectiveness of the Board and provide solid support for corporate governance.

Board Nomination and Selection

The Board continually refines the tenure structure of Directors to boost governance efficiency. In accordance with the Corporate Governance Code, all Directors (including those with specific terms) must rotate and retire at least once every three years. At each annual general meeting, one-third of the Directors are required to rotate and retire (if the number of Directors isn't a multiple of three, the closest proportion of no less than one-third is implemented). Retirement priority goes to Directors with the longest tenure. In cases of equal tenure, the order is determined by lot. To ensure fair and impartial Board nomination and selection, Noah refers to Measures for the Administration of Independent Directors of Listed Companies to review nominating entities and qualification, as well as candidates' backgrounds, educational credentials, work experiences, and independence. A nomination avoidance mechanism is established to prevent conflicts of interest and guarantee the independence and objectivity of Independent Directors. The nomination committee reviews the qualifications of Director candidates, forms clear opinions, and submits them to the Board for deliberation. It sets clear Director selection criteria and procedures, enhancing the transparency and compliance of the nomination process.

Board Diversity and Professionalism

Noah takes into account the professionalism, diversity, and industry expertise of Board members during selection, ensuring that financial expertise, risk management capabilities, and global perspectives are embedded in the Group's operations and strategic decisions, to drive efficient business decision-making and growth. The Corporate Governance and Nomination Committee Charter mandates that nominations remain inclusive, focusing on candidates' expertise, integrity, ethics, and values rather than gender, age, nationality, or cultural background. Key qualifications include accounting and financial analysis skills, crisis management expertise, leadership, and international vision. A comprehensive assessment of nominees' industry experience and roles shall be carried out to foster Board diversity and varied viewpoints.

In 2024, the Group organized several training sessions for Directors and senior management on business ethics, leadership, and specific professional knowledge to meet governance requirements and stay updated on the latest industry trends.

Board Independence and Conflicts of Interest

Noah attaches great importance to Board independence, considering it a cornerstone of corporate governance. In 2024, Noah publicly released the "Noah Holdings Board of Directors Confidential Voting Policy," which requires directors to submit their choices on board resolution matters in accordance with the confidential voting rules to ensure the independence and quality of decision-making of the board.

The Board comprises 8 Directors (including 5 female Directors, accounting for 67.5%), of which 3 were Independent Directors (accounting for 37.5%), who focus on shareholders' long-term interests and impartially provide independent advice to the Group.

To regulate related-party transactions and prevent conflicts of interest, Noah rigorously reviews and approves such transactions in line with the definition in Rule 404 of Regulation S-K under the Securities Act of 1933, to ensure that related-party transactions align with the Group's internal policies regarding pricing and terms and avoid material deviations. During related-party transactions or other relevant decision-making processes, Directors and related parties with an interest must voluntarily abstain from voting to prevent potential conflicts of interest from compromising judgment or decision fairness, thus safeguarding the Group's and all shareholders' long-term interests.

In the audit process, the Committee appoints qualified auditors to carry out their work in compliance with the Hong Kong Standard on Related Services 3000 (Revised) – Assurance Engagements Other Than Audits or Reviews of Historical Financial Information, as issued by the Hong Kong Institute of Certified Public Accountants, and Practice Note 740 (Revised) – Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules. This not only ensures the standardization and professionalism of the audit but also provides investors with comprehensive and transparent details regarding related-party transactions, enabling them to reasonably assess the impact of such transactions on the Group. Noah includes detailed disclosures of all significant related-party transaction matters in its annual report annually, ensuring that shareholders and stakeholders have a complete understanding of the relevant information. Furthermore, the Group conducts annual surveys of Board members to ascertain whether they hold concurrent positions or serve as Directors in other companies, and establishes a conflict-of-interest avoidance mechanism, thereby maintaining the objectivity and impartiality of the Group's decisions and effectively safeguarding the rights and interests of shareholders and stakeholders.

Key Performance

- In 2024, the Group organized **2** training sessions for Directors in the fields of business ethics, anti-corruption, leadership, and specific knowledge

With attendances **18**

Achieving coverage **100%**


Board Evaluation

The Board highlights improving corporate governance standards and enhancing decision-making efficiency via a standardized self-assessment framework. On an annual basis, we carry out a review of key dimensions including Directors' engagement in Group operations, Board composition and structure, Board culture, governance of material matters (including ESG issues), decision-making processes, and execution monitoring, in accordance with the Corporate Charter and relevant governance guidelines.



Key Performance
Compliance with corporate governance requirements in Directors' self-evaluation **100%**

Board Composition

The Board has three committees: the Audit Committee, the Compensation Committee, and the Corporate Governance and Nomination Committee, which assist the Board in performing decision-making and monitoring functions and play an important role in promoting the Group's standardized operation and healthy development.

Key Performance[1]

Female Directors	**5**	Independent Directors	**3**
Accounting for	**62.5%**	Accounting for	**37.5%**

Name	Position	Biographies	Audit Committee	Compensation Committee	Corporate Governance and Nomination Committee
Ms. Jingbo Wang	Co-founder Board Chairperson	Jingbo Wang embraces extensive wealth and asset management experience, having previously served as the General Manager of the Private Banking Department at Xiangcai Securities Co., Ltd. ("Xiangcai Securities")	-	-	Chairperson
Mr. Zhe Yin	Co-founder Director CEO	Mr. Zhe Yin possesses professional expertise in wealth and asset management, having served as the co-chairman of the Fund of Funds Professional Committee of Asset Management Associate of China and Deputy General Manager of the Private Banking Department at Xiangcai Securities.	-	-	-
Ms. Chia-Yue Chang	Non-Executive Director	Ms. Chia-Yue Chang holds rich experience in wealth and asset management along with a professional background in sustainable development. She currently serves as the Non-Executive Director, the Deputy Chairperson of Noah Upright, the Director of the Noah ESG Committee, and has previously held various positions at Noah, including Chief Marketing Officer, and General Manager.	-	-	-
Mr. Boquan He	Non-Executive Director[2]	Mr. Boquan He brings extensive experience in corporate management and strategic planning, serving as the founder and Chairman of Guangdong Nowaday Investment Co., Ltd., and once served as the CEO of Guangdong Robust Company.	-	Member	-
Mr. David Tong Zhang	Non-Executive Director[2]	Mr. David Tong Zhang possesses profound legal expertise in cross-border securities issuance and M&A transactions. He previously served as a Senior Partner in the Corporate Department of Kirkland & Ellis LLP' s Hong Kong office, as well as a Partner at Latham & Watkins International LLP.	Member	-	-
Ms. Xiangrong Li	Independent Director	Ms. Xiangrong Li has extensive experience in accounting and financial management. She formerly held positions as Vice President and Chief Financial Officer of Beijing Tourism Company Co., Ltd., Chief Financial Officer of Homeinn Company, Chief Financial Officer of Hendery Holdings Limited, and Chief Financial Officer of Unilever Greater China.	Chairperson	-	-
Ms. Cynthia Jinhong Meng	Independent Director	Ms. Cynthia Jinhong Meng has rich experience in corporate and Financial management, having held positions such as Partner at Brunswick Company Ltd., managing Director and the head of Greater China technology, media, and telecom ("TMT") equity research at Jefferies Hong Kong Limited.	Member	Member	Member
Ms. May Yihong Wu	Independent Director	Ms. May Yihong Wu has a professional background in auditing, financial management, and strategic planning. She has once served as an Independent Director and Chair of the Audit Committee at Swire Properties Limited, as well as a Board advisor, Chief Strategy Officer, Chief Financial Officer of Homeinns Hotel Company.	-	Chairperson	Member

Board Composition

1. The above Board information is as of December 31, 2024;
2. Each of Mr. Boquan He and Mr. David Zhang is appointed as the non-executive Director under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules") and the independent Director under the rules and regulations of the New York Stock Exchange.

Enhancing Governance Systems

Noah establishes eight specialized committees under the Board of Directors: Noah ESG Committee, Talent Development Committee, Strategy Committee, Operations Committee, Technology & Transformation Committee, Ethics Compliance Committee, Product Committee, and Client Fiduciary Committee. These committees address major corporate governance issues under the Board's guidance, regularly reporting progress to ensure timely and effective decision-making aligned with the Group's long-term development plans. Committee members comprise key leaders from relevant divisions, collaborating on project management and long-term strategic planning to drive implementation of critical decisions.

Committee Overviews

Noah ESG Committee

Strategic Vision
The Noah ESG Committee integrates sustainability principles into the Group, proposes policy recommendations, cultivates resources and markets, offers investment guidelines, and invests in reputation for long-term growth; and reports to the Group's management team.

Operational Mechanism
- The Committee is chaired by Board member Ms. Chia-Yu Chang, overseeing sustainability initiatives.
- Core Responsibilities: The Committee establishes institutionalized processes to ensure Directors and executives are informed about ESG risk management, targets, plans, and progress, thus carrying out effective ESG management.
- Working Mechanism: The Committee employs a full-time ESG Working Group to plan, implement, and monitor sustainability efforts.

ESG Benefits
The Noah ESG Committee drives ESG goals to fulfill responsibilities to shareholders, employees, society, and the environment, creating sustainable value for the Group and society.

Human Resources Committee

Strategic Vision
The Committee functions as the top decision-making body for HR management.

Operational Mechanism
- The Committee discusses the HR management plan and formulates HR policies.
- The Committee conducts annual HR reviews, planning sessions, mid-year performance evaluations, and annual talent inventory reviews.
- The Committee discusses and makes decisions on high-level recruitment and management strategies.
- The Committee oversees HR management planning, budgets, and reporting, and addresses issues related to overall HR management.
- The Committee is also responsible for resolving unresolved issues in the Group's HR management.

ESG Benefits
The Committee establishes sustainable HR rules applied to the whole Group and institutionalize organizational change in a systematic way.

Strategy Committee

Strategic Vision
The Committee oversees formulation, decision-making, and supervision of corporate strategies.

Operational Mechanism
- The Committee deliberates on the direction of group strategies, formulates, and breaks down short/medium and long-term strategic objectives.
- The Committee engages in discussions regarding the operations and management of other committees.
- The Committee facilitates, endorses, and monitors the accomplishment of strategic goals, including those of key strategic flagship projects.

ESG Benefits
The Committee incorporates ESG concepts and management standards into the Group's development strategies, ensuring the long-term implementation of ESG strategies within the Group.

Operations Committee ● ● ●

Strategic Vision
The Committee acts as the top decision-making body for financial affairs with the Group.

Operational Mechanism
- Manage budgets: Develop and approve annual budgets; provide rolling forecasts and flexible budgeting mechanisms covering allocation, adjustment, and accountability; approve and revise major financial and accounting policies.
- Manage performance: Review the performance of the whole Group and major business segments.
- Routine supervision: Review the briefings of middle and back end departments on a regular basis, excluding departments that report to other committees.

ESG Benefits
The Committee serves as the central management system for the Group, and ensures the steady progress in operational performance.

Technology & Transformation Committee ● ● ●

Strategic Vision
The Committee serves as the top decision-making body on technological development and process transformation.

Operational Mechanism
Mr. Zhe Yin, a member of the Board, serves as the chairman of the committee. He is in charge of overseeing the Group's information security, privacy, and other technology-related affairs. The Committee offers strategic advice on corporate technology to the Strategy Committee, establishes a technology governance framework to realize efficient utilization of technology resources and enhance management transparency. By focusing on business process optimization and transformation, the Committee aims to streamline business operations and technology-driven business enablement, deliberately refining and institutionalizing the Group's core competencies through technological means.

ESG Benefits
The Committee reviews major technology-related issues or events, such as those involving security, confidentiality, and stability.

Ethics Compliance Committee ● ● ●

Strategic Vision
The Committee serves as the supervisory body for audit, discipline inspection, and internal control within the Group.

Operational Mechanism
- Ms. Chia-Yue Chang, a Board member, serves as the Committee chairperson. She is responsible for overseeing the Group's business ethics and other corporate governance matters.
- The Committee deliberates on and approves the annual inspection work plans for the audit, inspection (Discipline Inspection Department), and internal control departments.
- The Committee implements integrity education programs for employees and management, and monitoring and reviewing the performance, integrity, and ethical conduct of all employees.
- The Committee establishes and continuously improves the Group's anti-fraud management system, and authorizes independent investigations into cases such as fraud, misrepresentation, deception, corruption, bribery, abuse of power, neglect of duty, and interest conveyance.
- The Committee reviews independent investigation reports, deliberates on major violations of regulations and discipline, and makes decisions on how to handle such violations.
- The Committee examines and approves the violation accountability mechanism, and deliberates on appeal cases.

ESG Benefits
The Committee drives the development and execution of key disciplinary inspection initiatives and oversees corporate governance matters, including business ethics and anti-corruption efforts.

Outcomes
- In 2024, the Committee held 1 annual planning meeting, 1 duty fulfillment meeting, 1 semi-annual progress review meeting, and 3 quarterly reviews.
- The Committee reviewed the accountability announcement for one person-time orange-line violations in 2024.
- The Committee addressed the four cases red-line violations due to serious violations in 2024.

Product Committee

Strategic Vision	The Committee serves as the decision-making and management body of the product system.
Operational Mechanism	The Committee deliberates on Noah's product strategies and plans as well as business plans of products independently developed by our subsidiary Gopher Asset and other external brands; guides product development; and ensure the closed-loop management of the development and implementation of product strategies.
ESG Benefits	• The Committee incorporates ESG investing concepts and strategies into self-developed investment products and incubates ESG investment products. • The Committee adopts ESG screening criteria to select external funds, including public and private equity funds, alternative investment funds, as well as other asset management and insurance products issued by domestic and overseas asset managers. • The Committee incorporates the concept of responsible investment into the product line strategy and product platform strategy based on Noah's product strategy and competitive advantages to strengthen the ESG education and communication with investors.

Client Fiduciary Committee

Strategic Vision	The Committee serves as a client-centric decision-making and deliberation body, dedicated to identifying, handling, and supervising issues related to clients' interests.
Operational Mechanism	• Ms. Chia-Yue Chang, a Board member, serves as the Committee member. She is responsible for overseeing the Group's client services. • The Committee develops the guiding principles and critical execution of key practices to supervise the implementation of key client service processes before, during, and after the service provision, adhering to safeguarding client interest and fairly treating every client. • The Committee actively listens to client feedback, and continuously optimizes, promotes and acts on service quality. • The Committee actively and regularly examines the execution of service strategies. • The Committee handles disputes related to clients' interests in an unbiased and independent manner in special cases.
ESG Benefits	The Committee takes a client-oriented approach to major issues related to clients' interests and ensures the fulfillment of annual client interest.

Investor Relations Management

Noah Holdings maintains good relations with investors through diversified strategies. Guided by clients' needs, the Group offers customized asset allocation solutions. We enhance information transparency and communication efficiency through digital platforms and, relying on a global service network and team support, provide a wide range of wealth management services to investors. Noah emphasizes investor education, promotes sustainable investing principles, and further enhances service transparency through strict compliance management, transparent and standardized fee policies, and value-added services such as tax and residency planning.

Noah is committed to safeguarding shareholders' rights and interests in an all-round way through a well-established institutional framework and rigorous procedure execution. The Group strictly follows the relevant regulations of the stock exchange, earnestly fulfills the information disclosure obligations of a listed company, and ensures the timeliness, accuracy, and completeness of information. This enables all shareholders to obtain key information under the same conditions and safeguards their rights of information and decision-making authority. The Group discloses financial data, major events, and future risk assessments in detail in accordance with the regulations of the US and Hong Kong exchanges. It regularly releases the latest information to stakeholders through the investor relations official website (https://ir.noahgroup.com/) and shares corporate news, research reports, and major events through platforms such as the official website and WeChat official account. In addition, Noah maintains close communication with stakeholders through general meetings of shareholders, roadshows, and investor Q&A sessions.

Case: Noah's 2024 Investor Open Day—Progress in Corporate Development and ESG Practices

At the investor open day event held in Hong Kong in December 2024, Noah had in-depth communication with investors regarding brand renewal and the latest progress of the Group's operations. For the first time, we publicly explained to investors the latest progress of providing one-stop global wealth management services for high-net-worth Chinese investors through the iARK digital platform, covering multiple services such as asset allocation, tax planning, residency planning, family trusts, and global insurance to meet clients' diverse needs in the context of globalization. We further explored the latest practices of deeply integrating the ESG concept into investment decisions, including relevant financial products and sustainable investment strategies, to help investors achieve an organic balance between financial goals and social responsibilities.





Regulating Compensation Management

The Board of Directors has established the Compensation Committee to assess and review Directors' remuneration, ensuring fairness and alignment with strategic objectives. Annually, Noah establishes three-year strategic goals and integrates them into the Director evaluation and compensation framework, tying pay directly to the Group's long-term growth. Additionally, the Group sets annual multidimensional targets and evaluation criteria, including finance, operations, ESG, and shareholder returns, based on its operational strategy and annual plan. Director performance evaluations are weighted 70% on operational goals and 30% on internal management goals. As an important component of the Group's internal management goals, sustainable development indicators such as HR development and responsible investment are the reflection of the Group's efforts to incentivize executives to take into account sustainable development and social responsibility while driving the Group's business growth, to comprehensively improve the Group's overall operational level and to help the Group's long-term stable development.

30%
Internal Management Objectives

- Promotion and Execution of the Group's Overall Strategy
- Implementation of Overall Management for Subsidiaries and the Company
- Sustainable Development Indicators

70%
Operation Goals

- Return on Assets (ROA)
- Return on Net Assets (RONA)
- Return on Equity (ROE) *
- Return on Capital (ROC)



■ Internal Management Objectives
■ Operation Goals

Performance Assessment Goals for Noah's Senior Executive Compensation

To drive the performance of Directors and mitigate potential business risks, Noah grants equity incentives to senior management (including the CEO) that vest over four years. Any actions during this period that contravene the Group's values or harm its interests will be subject to the Group's clawback policy. On December 20, 2024, Noah awarded 365,000 restricted share units to 48 employees, with 25,000 units granted to senior management. Recipients'performance should be assessed based on key performance indicators (KPIs) and the Group's overall financial and operational goals, such as total revenue, adjusted net profit, customer acquisition, and operational efficiency in the previous year. If recipients fail to meet the performance targets outlined in the incentive agreement, the relevant restricted share units will be forfeited and automatically invalid on the specified vesting date.

Responsible Business Practices

Noah is committed to compliant operations and robust risk management. The Group strictly adheres to all applicable laws and regulations, embedding principles such as tax transparency, compliance management, and integrity in every aspect of its business. We are dedicated to optimizing the coordinated operation mechanism of risk management and fostering a sound risk preference to ensure resilient and sustainable operations.

Tax Transparency

Noah aligns with international tax governance standards, and strictly complies with local laws and regulations in its operating regions, including the *Enterprise Income Tax Law of the People's Republic of China, Inland Revenue Ordinance of Hong Kong SAR*, and *Federal Income Tax Laws*, and we have drawn up documents like the *Tax Risk Control Management Measures* and *Taxation Policy Statements* to build a tax compliance system with clear guidelines on the corporate tax management that extends to all branches and subsidiaries. The Group's tax management is overseen by the Board of Directors and the Risk Management Committee, and regular corporate tax reviews are conducted by the Tax Management Department.

Noah fulfills its tax obligations in good faith, strictly complies with local tax laws and regulations, and declares and pays taxes on time. The Group also eliminates any illegal acts such as tax evasion, tax fraud, leakage, or resistance, and conducts legal tax planning in line with international standards. It prohibits transferring profits or organizational structures to tax havens or EU-blacklisted low-tax jurisdictions to ensure that tax planning aligns with principles of sustainability and risk management. The Board of Directors and the Risk Management Committee oversee tax risks, with external tax consultants providing advice. The Tax Management Department supervises and evaluates tax risks, and the Group regularly undergoes reviews by external auditors and tax authorities to ensure compliance.

Noah Tax Policy

- Noah adheres to local tax laws and international standards in all operating jurisdictions, accurately calculating tax liabilities, submitting timely declarations, and fulfilling obligations transparently in accordance with international tax standards.

- The Group maintains zero tolerance for tax evasion, prohibiting employees from using its name to facilitate tax-avoidant transactions with related parties. Transfer pricing documentation is meticulously prepared in accordance with national regulations to align with global tax norms.

- When conducting legal tax planning and organizational structure adjustments, it should avoid double taxation and reduce tax costs, and should not transfer profits or organizational structures to the EU list of Non - cooperative Jurisdictions for Tax Purposes or overseas low - tax countries or regions (such as tax havens) defined by the national income tax law for the purpose of tax avoidance.

- All planning initiatives align with Sustainability and risk management principles to protect shareholder interests.

- Noah and its subsidiaries employ certified tax experts to evaluate risks and collaborate with external consultants and auditors as needed to ensure compliance and strategic alignment.

Compliance Management

Noah has developed a holistic risk management framework at the corporate and operational levels, anchored in the principles of "Compliance, Comprehensiveness, Applicability, Timeliness, and End-to-end Integration". Guided by the principles, with risk prevention and control as the primary guidance, the risk management team ensures the Group's growth is both accelerated and sustainable, rooted in regulatory adherence and operational resilience.

Noah's risk management adheres to the following five principles



Compliance
All businesses comply with regulatory requirements and contractual agreements.

Comprehensiveness
Risk management covers all businesses of the entire Group.

Relevance
Risk management conforms to the current situation and macro-environment.

Timeliness
Risk points and countermeasures can be communicated up and down in a timely manner.

End-to-end Integration
Risk management runs through the entire business.

Group-level Risk Management

Noah maintains a robust risk management governance framework, led by a Board-level committee overseeing risk management across the Group, including branches and subsidiaries. Mr. Zhe Yin, a Board Director, serves on the Committee. To institutionalize risk practices for more effective management, the Group has adopted a well-structured policy framework, including key documents such as the *Risk Management Policy, Group Management Measures, Operational Risk Event Protocols,* and *Internal Control Standards*. In 2024, the Risk Control Department formalized or updated 37 policies to reinforce compliance, underpinning the Group' s long-term stability.


Top Management
Risk Management Committee
Head of Risk Management
International Risk Control
Gopher Asset
Domestic Risk Control
International Financial Management
International Online Financial Management
International Honor
Private Equity
Public Market
Domestic Upright
Domestic Honor
Subsidiaries' Functions

Noah's Risk Management Organizational Structure

The Risk Control Department establishes an integrated, closed-loop system for risk identification, assessment, response, monitoring, and reporting in alignment with COSO's *Enterprise Risk Management Framework*. The Group's risk management system covers risks across new and existing business lines, operational hazards, and ongoing enhancements to systems and processes, ensuring risks remain manageable and fostering sustainable, resilient growth.

Regarding operational risks, the Group updated its Level III operational risk management protocols under the *Operational Risk Event Management Measures* in 2024, clarifying departmental accountabilities and standardizing investigation report templates to improve the efficiency and standardization of operational risk mitigation.


Risk Identification
Risk Assessment
Risk Response
Risk Monitoring
Risk Reporting
Noah's Risk Management Framework

Noah's Risk Management Framework

Emerging Business Risks	• Monitor incremental growth and establish a risk control system based on the development stage of the Business Unit (BU). • For new businesses, build a risk control system from scratch (0-1) to safeguard new ventures while maintaining flexibility. • For mature businesses, dynamically adjust and optimize (from 1-N) to iteratively improve the risk management and control system.
Existing Business Risks	• Effectively manage existing risks by improving the regular monitoring and reporting system for existing risks. • Identify and fill gaps in the risk map for BU businesses to ensure accurate identification and effective monitoring of relevant risks. • Focus on key risks and promote targeted rectification to efficiently resolve major risks and enhance overall risk management and control capabilities.
Operational Risks	• Implement accountability and rectification measures, forming a case library to avoid repeating the same mistakes. • Conduct risk investigations and rectifications, accumulate cases, and transform them into organizational capabilities. • Enforce strict accountability to foster a culture of risk management among all employees and strengthen risk management awareness.
System and Process	• Continuously establish a closed-loop system that enables error correction and feedback. • For new businesses: Rebuild systems and processes to meet the needs and development direction of new businesses. • For mature businesses: Iteratively upgrade and systematically integrate to enhance efficiency while ensuring compliance.


Noah has established a comprehensive Three Lines of Defense risk management framework, centered on proactive risk mitigation to ensure resilient growth. For group-wide risks, the Group implements a established risk management process comprising pre-engagement risk research, solution optimization, and periodic reporting. Leveraging the complementary strengths of each defense line, this framework enables swift, decisive risk responses, anchoring the Group's long-term stability.

First Line of Defense	Second Line of Defense	Third Line of Defense
Core Business Departments	**Supporting Functional Departments**	**Independent Supervision Department**
Responsible departments: Departments directly in contact with the external market, such as product and sales departments.	Responsible departments: Legal, compliance, finance, human resources, and other departments.	Responsible department: Audit and Supervision Department.
Role: Directly control risks in business operations and serve as the first responsible institutions for risk management, emphasizing risk control at the front end of business.	Role: Assist core business departments in risk control, help establish business processes suitable for risk management, and ensure that major risks are effectively controlled during operations by empowering the first line of defense.	Role: Independently evaluate the results of the Group's risk management and control, help the first and second lines of defense patch loopholes, and ensure the effectiveness of the risk management system.

Noah's Three Lines of Defense for Risk Management

The Risk Management Department formulates risk maps and response plans annually, gains insights into the external macro-environment, conducts quantitative analyses of key risk indicator systems, and requires all departments to develop internal control plans. At the end of the year, performance appraisals are conducted to supervise the effectiveness of internal control and risk management. Noah's annual risk map effectively identifies and categorizes group-wide Level 1, 2, and 3 risks, covering common ESG risks such as human resources risks, technology risks, and legal and compliance risks. It assesses each risk's impact on Noah Holdings and its branches and subsidiaries, analyzes risk trends, classifies them into high, medium, and low levels, formulates management measures for different risk levels, and responds to both short-term and long-term impacts in a timely manner.

Types of Risks



Strategic Risks	Legal Compliance Risks	Business Risks	Operational Risks	Financial Risks	Reputation Risks

Six Major risks of Noah

Based on the 2024 risk map analysis, Noah identified that ESG-related risks are mainly concentrated in legal and compliance and human resources. Through professional assessments, the Group classifies identified risks into high, medium, and low levels based on their impact and formulates targeted management strategies for continuous improvement, effectively reducing ESG risks and providing strong support for the Group's stable operations and Sustainability.

In 2024, Noah, a wealth management-focused group, prioritized identifying for emerging risks with the potential to disrupt its business over the next 3 to 5 years from six identified risks. After identification and assessment, the Group isolated two most critical emerging threats and deployed targeted mitigation strategies to mitigate their potential impact on the Group's future business operations, thereby safeguarding its long-term growth and client asset security.

Emerging Risks Identified by Noah and Response Measures

Digital Transformation and Technological Change Risks	To address the challenges brought by the rapid development of fintech, Noah takes the following measures: ● **Technological Innovation:** Increase investment in digital platforms, develop intelligent investment advisory services, and enhance customer experience and service efficiency. ● **Data Security:** Strengthen network security protection, safeguard customer information security and privacy, and ensure compliance with relevant laws and regulations. ● **Talent Cultivation:** Improve employees' digital skills through internal training and external cooperation to adapt to the rapidly changing technological environment.
Macroeconomic Fluctuation and Market Uncertainty Risks	In the face of global economic uncertainty and market volatility, Noah implements the following strategies: ● **Diversified Investment:** Optimize asset allocation, increase diversified investments, and reduce dependence on a single market or asset class. ● **Establish CIO Office:** Set up a Chief Investment Office to monitor market dynamics in real-time, promptly adjust asset allocation strategies, and regularly publish the Client Strategic Asset Allocation Report to help clients optimize their asset portfolios. ● **Client Communication:** Increase the frequency of communication with clients, provide transparent information disclosure, and help clients understand the impact of market fluctuations and formulate corresponding plans.

▶ Business-End Risk Management

Noah's risk management framework is integrated across all product lines and sales channels, with dedicated functions embedded in each sub-business line. By collaborating with the Risk Management Center and the Risk Management Committee, the Group has established a sound risk management system and operation models. We employ a matrix management model to oversee Wealth Management, Noah Honor Insurance, and Gopher Asset, ensuring stringent risk controls. Decision-making authority resides at the business segment level, while centralized reviews maintain alignment with group-wide objectives, ensuring all functions operate efficiently within the unified framework to deliver robust support for business development.

Through an institutional upgrading project in 2024, Noah strengthened its regulatory standards for all employees and licensed partners by issuing the *Noah's 10 Compliance Rules of Sales*, mandating "integrity, diligence, investor protection" conduct and clarifying violations subject to penalties under the *Noah Group Accountability Management Approach to Violations*. Concurrently, the Group updated its *Product Management System* (Level II) to standardize product life-cycle governance and guide risk management practices. Subsidiaries Gopher Risk Control and Upright Risk Control further developed Level III systems, the *Product Risk Management Measures* and *Product Risk Surveillance and Governance Procedures*, to delineate responsibilities, processes and related matters, ensuring robust end-to-end product risk control.

Gopher Asset Business Risk Control

Gopher's risk management functions include the Risk Management Department and the Legal and Compliance Department, which are responsible for implementing and executing plans related to business risk management and identifying, assessing, and monitoring risks.



Market Risk Control

Strengthen macroeconomic research, strictly comply with policies, and establish a market risk early-warning indicator system.



Credit Risk Control Measures

Establish an internal credit rating system, a counter-party management mechanism, and a daily risk monitoring mechanism.



Liquidity Risk Control

Conduct timely liquidity analysis and tracking of investment portfolio assets, establish a liquidity monitoring indicator system, and conduct liquidity stress tests.



System and Process Risk Management

Establish a daily operation system, formulate strict investment workflows, and define division of responsibilities and restraint mechanisms between front-office, back-office, or key positions.

Risk control methods include

In response to risk events, the Group formulates the Crisis Management System, which enables prompt responses and the formulation of crisis management processes, classifying crisis events as mild, moderate, and severe and addressing them dynamically through systematic methods and processes. For the ESG quantitative strategy product jointly issued by Gopher and Ruilian, corresponding risk management measures are also implemented, including monthly risk monitoring and the timely removal of stocks with severe circumstances and explosion risks from the stock pool, with oversight mechanisms in place to monitor the Group's rectification progress.

Noah Glory and Wealth Management Business Risk Management

▶ Noah Glory Risk Management

Noah Glory's Heritage segment establishes the Heritage Segment Insurance Product / Business Decision Review Committee (hereinafter referred to as the "Decision Committee"), with personnel including the head of the Heritage segment, the CEO of Wealth Management, the CTO of Glory Technology, and heads of risk control, legal, and compliance specifically responsible for risk management of the Heritage business. The Decision Committee assesses products from multiple perspectives, including risk control, compliance, business, and marketing and discusses response measures for significant risk hazards or potential major losses. Noah Glory's product and wealth management risk control are managed based on the risk control framework established by Noah.

▶ Noah Wealth Management Risk Management

Noah Wealth Management Risk Management: To reduce product risks and safeguard investors' interests to the greatest extent, Noah has established detailed investment project evaluation criteria for pre-investment (including project screening, understanding, and industry research), mid-investment (including project initiation, review, risk control, and investment decision), and post-investment (including data verification, asset verification, and post-investment management), based on a comprehensive product risk control process to ensure product quality.



Noah's product risk management system includes

Project Initiation Meeting
Preliminary screening and control of products

Project Review
Professional risk assessment / risk measure recommendations

Risk Control Meeting
Presentation of risk points and risk measures / decision-making on risk measures

Launch and Fundraising
Review of document completeness / review of risk measure implementation / pre-launch review

Existence
Regular tracking of project progress and communication with counterparty project companies (in case of risks)

Post-Investment Management
When a red light warning is triggered, conduct due diligence on non-performing assets/lead the formulation andimplementation of asset disposal plans

▶ Risk-Aware Culture Advancement

Noah fosters a risk-aware culture by raising risk consciousness in daily operations across all levels. In 2024, the Functional Risk Control Management Department pushed 12 risk-consciousness articles via the Group's WeChat platform, equipping employees with full clarity on the risk management framework and consciousness on risk control to standardize processes and enhance operational efficiency.



Business Ethics

Noah regards integrity and honesty as the core principle driving the Group's sustainable development and strengthens corporate governance in accordance with principles of integrity, transparency, and mutual trust. The Group strictly adheres to relevant laws and regulations, focusing on anti-bribery, anti-corruption, anti-money laundering, and anti-fraud efforts, revising the *Noah Group Accountability Management Approach to Violations*, and closely monitoring suspicious transactions.

To ensure the effective management of business ethics, Noah's Board of Directors has appointed the Ethics Compliance Committee and the Client Fiduciary Committee to jointly oversee business ethics governance. They drive ethical standards in terms of internal compliance and external client services, propelling the Group's business ethics governance and contributing to the long-term stable development.

Noah engages independent third-party auditors annually to evaluate risk management practices, ethics compliance, and operational integrity across all business units. Triennial audits further confirm the compliance and integrity of the Group's operations. The Ethics Compliance Committee is particularly responsible for overseeing the audits of the Code of Conduct (CoC), ensuring the effective implementation of anti-bribery and anti-corruption systems.

The Group formulates its business ethics strategy by

01

Enhancing audit and oversight frameworks through organizational and institutional optimization, integrity training, and foundational anti-corruption measures to foster an ethical culture.

02

Fulfilling supervisory functions, enforcing rigorous supervisory accountability, leveraging case studies and early interventions to deter misconduct and uphold compliance integrity.

▶ Anti-Bribery and Corruption

Noah formulates group policies such as the *Noah China Anti-Bribery, Extortion, Fraud, and Money Laundering Policy*, the *Noah International Anti-Bribery, Extortion, Fraud, and Money Laundering Policy*, and the *Code of Business Conduct and Ethics*, as well as management regulations such as the *Gopher Integrity Consultation Work Specification, Overseas Anti-Corruption Law Implementation Management Measures, Employee Integrity Practice Management System*, and *Noah Upright Integrity Consultation Letter Management SOP*. The Ethics Compliance Committee serves as the supervisory body, managing all employees of the Group, both domestically and internationally.

Suppliers and Partners



- Require all external partners to sign the "Anti-Commercial Bribery and Anti-Fraud Provisions," explicitly prohibiting commercial bribery.

- Regularly send integrity inquiry letters to partners, clarifying the definition of commercial bribery and reporting channels, to ensure transparent and compliant cooperation.

Employee Behaviour Conduct

- Formulate Code of Business Conduct and Ethics strictly regulating employee behavior and prohibiting the use of company resources, information, or position for personal gain.

Noah's Anti-Bribery and Anti-Corruption Measures

▶ Anti-Money Laundering

Noah always strictly complies with and fulfills its statutory obligations for anti-money laundering and counter-terrorist financing, abides by relevant laws, regulations, and regulatory requirements such as the *Anti-Money Laundering Law of the People's Republic of China*, and the *Provisions on Anti-Money Laundering through Financial Institutions*. The Group clearly specifies anti-money laundering procedures in its policy statements *Noah China Anti-Corruption Policy and Noah International Anti-Corruption Policy*, covering key aspects such as customer identification, compliance review of fund payments, proper preservation of customer information and transaction records, cooperation in suspicious transaction investigations, and anti-money laundering training, ensuring that all measures precisely meet regulatory standards.

To effectively carry out anti-money laundering efforts, Noah has established a comprehensive anti-money laundering system that integrates various functional modules, including monitoring of anti-money laundering lists, surveillance of large-amount and suspicious transactions, customer due diligence, retention of customer identity data and transaction records, and self-assessment. This system can monitor abnormal or suspicious activities in real time and promptly intervene, effectively preventing and countering various illegal activities. As corruption and money laundering methods continue to evolve in the market, Noah will continue to improve its anti-money laundering processes, and enhance risk prevention and control capabilities, firmly preventing any potential misuse of the Group's products and services for money laundering purposes.

▶ Anti-Fraud

Noah always prioritizes anti-fraud work. In contract terms, the Group explicitly prohibits any actions that infringe upon the interests of relevant parties, such as illegally purchasing invoices or issuing false invoices. The Group's Ethics Compliance Committee is responsible for strictly controlling fraudulent behavior, ensuring that all operations are legal and compliant, and resolutely eradicating illegal and non-compliant behavior. Through these measures, Noah is committed to sustained and stable development on a legal and compliant track, safeguarding the Group's reputation and the interests of all parties.

▶ Complaints and Reporting

Noah has elevated the handling of complaints and reporting from the Audit and Supervision Department to the Working Group level of the Ethics Compliance Committee to strengthen supervision and handling of corruption, fraud, and violations. The Group clearly lists reporting channels in key documents such as the *Code of Business Ethics, the Integrity Inquiry Letter*, bidding documents, and contracts, encouraging all stakeholders to report any improper behavior and ensuring the smoothness of reporting channels. Noah strictly adheres to the principle of confidentiality, protecting the identity of whistleblowers, and all reports are accepted and investigated anonymously or confidentially. After receiving a report, the Ethics Compliance Committee will directly communicate with the whistleblower, control the scope of information disclosure, ensure that all complaints are effectively and closed-loop handled, and explicitly prohibit any retaliation against whistleblowers, firmly safeguarding the legitimate rights and interests of whistleblowers.

Reporting Channels

- **Reporting Email**
  eccwg@noahCompany.com
  (Ethics Compliance Committee Working Group)

- **Reporting Phone**
  021-80358028

- **Mailing Address**
  Ethics Compliance Committee,
  Noah Wealth Center,
  1226 Shenbin South Road,
  Minhang District, Shanghai

- **Postal Code**
  201107



If an investigation is warranted, it shall be formally launched in accordance with the company's regulations.

After the investigation is concluded, the investigation department shall issue a review report and report to the working group of the Ethics Compliance Committee.

If the investigation reveals any violations, they shall be handled strictly in accordance with the procedures stipulated in the Noah Group's Regulations on Accountability for Violations.

The investigation department shall complete the review within 7 working days after receiving the complaint and decide whether to initiate an investigation.

If the preliminary review concludes that no further action is required, a decision shall be made promptly and communicated to the whistleblower.

Complaints and Reporting Process

Key Performance

In 2024, the Ethics Compliance Committee received a total of **3** reports through various channels, all of which were effectively handled without causing major negative impacts on the Group.

▶ **Business Ethics Training**

In 2024, under the promotion of the Ethics Compliance Committee, Noah fostered a top-down integrity culture, laying a solid foundation for the Group's high-quality development. The Group established a multi-level and multi-channel business ethics training system, using a combination of online and offline methods to promote standardized participation in non-business invitation activities, gift and card reporting, etc., ensuring that all regular employees, temporary employees, and contractors deeply participate in the training and fully understand and implement the Group's ethical guidelines.



Noah's Business Ethics Training

▶ **New Employee Training**
The Group's Human Resources Center provides detailed explanations of the employee code of conduct during new employee onboarding and incorporates it into the new hire training program.

▶ **Awareness Raising for All Employees**
Every year, business ethics are promoted to all employees through online platforms such as Noah Homeland.

Cases are shared via email and the Group's official WeChat account to explicitly prohibit bribery, corruption, deception, and other unethical behaviors, helping employees become familiar with the business ethics guidelines.

▶ **Mandatory Online Courses**
Anti-corruption and anti-fraud content are incorporated into the mandatory online courses on Noah Academy, requiring employees to study and pass the assessments.

Key Performance

The coverage rate of business ethics training for management and employees is **82%**

Participants in Anti-Commercial Bribery training	Training hours
A total number of **1,350**	A total of **2,700**

Enhancing Board Effectiveness

Noah places significant emphasis on intellectual property management, and strictly adheres to relevant laws and regulations, including the *Patent Law of the People's Republic of China*, the *Trademark Law of the People's Republic of China*, and the *Copyright Law of the People's Republic of China*. The Group has also formulated the *Patent and Trademark Management Measures*. In 2024, Noah enhanced its focus on global intellectual property service system policies, particularly strengthening trademark protection. By refining intellectual property management and monitoring potential risks in real-time, Noah protects its intangible assets' legitimate rights and interests. In cases of intellectual property infringement, Noah will take necessary legal actions, such as litigation, to safeguard its rights.

Meanwhile, Noah has improved its overseas intellectual property early warning systems, provided precise guidance on overseas disputes, and promoted post-litigation summaries and reflections on rights protection abroad, thus establishing a comprehensive full-process overseas rights protection work system. Furthermore, the Group organized the "Seminar on Risk Prevention and Dispute Resolution for Enterprises Going Overseas," and collaborated with multiple institutions to discuss intellectual property protection strategies for businesses in international markets.

Key Performance

Noah holds registered trademarks[3]	Noah holds patent inventions
As of the end of the reporting period **723**	As of the end of the reporting period **4**

3. As of December 31, 2024, Noah Holdings owned 575 registered trademarks in Mainland China, 11 in Taiwan, 52 in Hong Kong, 10 in Macau, and 75 in other countries and regions.

02

RESPONSIBILITY NOAH: SUSTAINING ESG GOVERNANCE

Noah integrates ESG principles into the Group's core strategy and daily operations, focusing on key areas such as responsible investment, safeguarding employee rights, community welfare, and adhering to business ethics to capture ESG development opportunities. The Group benchmarks against advanced practices, listens to the voices of stakeholders, and gradually internalizes ESG principles as the core support for the Group's management and operations, striving to achieve a new paradigm of sustainable business and long-term value.

◆ This chapter relates to the following major Sustainability issues:

Corporate Governance

Risk Management and Control

Stakeholder Communication

Promoting Joint Industry Development

◆ SDGs focus in this Chapter:

16 PEACE, JUSTICE AND STRONG INSTITUTIONS

17 PARTNERSHIPS FOR THE GOALS

Sustainable Management

Noah's Sustainability strategy proposes higher standards for governance. The Group is committed to refining its sustainability working mechanisms through a structured ESG governance framework with clear management systems for material ESG matters, which help us to bolster internal understanding and execution of ESG principles. This approach promotes closed-loop ESG management and performance, and generates sustainable value in collaboration with all stakeholders.

Sustainability Strategy

Noah pursues a balance among social impact, environmental advantages, and financial success, aiming to foster greater shared value and attain sustainable operations. The Group proactively incorporates ESG principles into its operations, including corporate governance, compliance management, training programs, and the development of sustainable housing projects. We promote responsible investment practices, actively participates in green finance initiatives, leverage our core competencies and specialized knowledge, and capitalize on opportunities to drive substantial growth. In pursuit of sustainable operations, Noah puts forward three ESG strategies, which are grounded in the integration of ESG considerations into decision-making processes, ESG risk management, ESG information disclosure, and other managerial actions. These strategies are designed to facilitate the establishment of a closed-loop management system that addresses the Group's major ESG issues.





ESG Development Strategy 1

We strive to include ESG topics in the decision-making process.

● ESG Risk Management

We propose strategies that allow the Board of Directors and executive management to regularly evaluate and manage ESG topics that are relevant to our operations; incorporate ESG topics in employee recruitment, training, and engagement programs; build a process that allows for the recognition and evaluation of ESG risks in products and services; include ESG topics in risk management procedures.

● Products and Services

Reducing ESG risks when developing products and services; promoting, developing, and supporting ESG products and services.

● Marketing Behavior

Provide employees and marketing personnel with ESG topic training on products and services; ensure marketing transparency with clear explanations of product and service coverage; incorporate ESG evaluation and criteria (e.g.,formulation of responsible investment principles) into our investment decision-making process.

ESG Development Strategy 2

We work with clients and business partners to improve their awareness of ESG issues and enhance their capabilities to identify ESG risks and develop applicable solutions.

● Improving their understanding, expectations, and requirements of ESG topics.

● Providing clients and suppliers with the information and tools necessary to manage their ESG issues.

● Encouraging clients and suppliers to disclose ESG-related issues under the relevant reporting framework.



ESG Development Strategy 3

We regularly display and disclose information on ESG topics, and improve transparency

● Evaluating, assessing, and controlling our ESG progress, and regularly disclosing relevant information to the public.

● Maintaining dialogue with other stakeholders, and facilitating communication and understanding in the principles of integrity, transparency and mutual trust.



Sustainability Governance

Noah has set up a three-tiered structure comprising "the Board of Directors, the Noah ESG Committee, and the Sustainability Working Group." Each year, the Group engages third-party institutions to provide team members with the latest trends and recommendations for improvement practices related to core ESG issues, thereby enhancing its sustainability capabilities. At the decision-making level, the Board of Directors oversees and ensures that ESG strategies, goals, and policies are in line with the Group's long-term development vision and stakeholder expectations. At the management level, the Noah ESG Committee chaired by Non-Executive Director Ms. Chia-Yue Chang and comprising Directors Ms. Wang Jingbo and Mr. Yin Zhe, along with key executives, is tasked with implementing and managing ESG strategies, monitoring the Group's ESG performance, identifying ESG risks and opportunities, and collaborating with the Group's seven major committees. At the execution level, the Sustainability Working Group operates through five specialized task groups, focusing on the execution and coordination of ESG issues to drive the implementation of Sustainability principles.

Noah convenes a Noah ESG Committee meeting biannually, where thorough deliberations on key sustainability matters take place, and corresponding projects and objectives are mapped out. Additionally, the meeting includes a review of execution results presented by the Sustainability Working Group and culminates in the submission of a formal sustainability report to the Board of Directors for further requirements or suggestions on areas to be improved.



Noah Sustainability Structure

Noah has established sound ESG management systems covering environment, business ethics, and supply chain ESG, which also apply to its subsidiaries.

Noah's ESG-Related Policies

- Sustainability Governance Policy
- Energy and Environmental Policy Statement
- Code of Business Conduct and Ethics
- Supply Chain ESG Management Policy
- Noah Participation Policy
- Noah Climate Risk Management Guidelines
- Community Investment Policy Statement
- Policy Statement on Employee Equality and Rights Protection

Stakeholder Engagement

Noah highly values the expectations and demands of stakeholders and actively engages in regular communication with them. Based on the five principles of the AA1000SES Stakeholder Engagement Standard (Influence, Tension, Responsibility, Dependency, and Diverse Perspectives), Noah categorizes stakeholders into six types. Through diverse communication channels and approaches, the Group maintains efficient, two-way, open, and transparent communication with stakeholders, utilizing stakeholder feedback as a crucial foundation for informing Noah's ESG initiatives.

Stakeholder	Issues of Interest	Communication Channels	Communication Frequency	Contact Channels for Issues
Government and Regulators	Compliant Operations, Risk Management and Control, Business Ethics, Responsible Tax Principles, Promoting Joint Industry Development, Addressing Climate Change, Greenhouse Gas Emissions and Carbon Footprint	Official Letters, Seminars, Shareholders' Meetings, Annual Reports, Corporate Website, Earnings Calls	Irregular	Email: ir@noahCompany.com
Shareholders and Investors	Business Ethics, Corporate Governance, Risk Management and Control, Compliant Operations, Responsible Tax Principles, Stakeholder Communication, Addressing Climate Change	Board of Directors, Shareholders' Meetings, Annual Reports, Corporate Website, Earnings Calls	Regular, Irregular	Email: ir@noahCompany.com
Clients	Risk Management and Control, Data Security and Privacy Protection, Sustainable/Responsible Investment, Customer Experience and Satisfaction, Investor Education, Product Responsibility and Service Quality, Innovation R&D and Digital Services	Service Hotline, Website, Dedicated Services, Brand Events, Shareholders' Meetings, Annual Reports, Corporate Website, Earnings Calls	Permanent, Irregular	Hotline: 400-820-0025

Stakeholder	Issues of Interest	Communication Channels	Communication Frequency	Contact Channels for Issues
Employees	Employee Rights Protection, Diversity and Equal Employment, Talent Attraction and Retention, Employee Training and Development, Employee Health and Safety, Energy Management and Alternatives, Water Resource Management	Website, Official Documents and Announcements, Email, Club Activities, Meetings, Training, Shareholders' Meetings, Annual Reports, Corporate Website, Earnings Calls	Permanent, Irregular	Email: otdc@noahCompany.com
Suppliers	Corporate Governance, Risk Management and Control, Compliant Operations, Business Ethics, Supply Chain Management, Responsible Tax Principles	Meetings, Shareholders' Meetings, Annual Reports, Corporate Website, Earnings Calls	Irregular	Email: admin@noahCompany.com
Society/Community	Community Investment and Philanthropy, Addressing Climate Change, Greenhouse Gas Emissions and Carbon Footprint, Water Resource Management, Energy Management and Alternatives, Compliant Operations, Business Ethics	Regional Social Welfare, Public Welfare, Philanthropic Events, Shareholders' Meetings, Annual Reports, Corporate Website, Earnings Calls	Regular, Irregular	Website: https://charity.noahCompany.com/

Noah Stakeholder Communication

Materiality Management

Noah regards the analysis of material topics as an important reference for the Group in preparing its annual ESG report, organizing ESG management system indicators, and setting ESG management targets. In 2024, Noah conducted an assessment based on the materiality analysis process of "Identification of Topics - Assessment of Issues - Analysis of Results - Review of Topics"to track the changing trends of ESG issues, better respond to the expectations of stakeholders, and further enhance the scientific and effective nature of the Group's ESG governance.



Identification of Topics

Noah formed a material topic library based on the *Sustainability Reporting Standards (GRI Standards)* published by the Global Sustainability Standards Board (GSSB), the *ESG guidelines of the Hong Kong Stock Exchange*, the *International Financial Reporting Sustainability Disclosure Standard 2 - Climate-Related Disclosures* (referred to as "IFRS S2 Climate-related Disclosure") framework[4], mainstream ESG rating standards and frameworks at home and abroad, peer disclosure highlights, as well as the United Nations Sustainability Goals (UN SDGs).



Assessment of Issues

Noah adopted methods such as interviews with internal and external stakeholders and online survey questionnaires to gain in-depth insights into stakeholders' views and suggestions on the Group's Sustainability, and to collect ratings on material topics from different groups.



Analysis of Results

Based on the results of the online survey questionnaires, Noah integrated the concerns of internal and external stakeholders, assessed the importance of each issue to the group's Sustainability and to external stakeholders, and formed a materiality matrix.



Review of Issues

With reference to the suggestions from external experts on the survey results, Noah's Sustainability Management Committee reviewed the material topics and their rankings, which served as a reference guideline for the group's strategic direction and key areas of focus for information disclosure this year. In 2024, Noah identified a total of 24 issues in the environmental, social, and governance (ESG) aspects.

4. The oversight responsibility of the Task Force on Climate-related Financial Disclosures (TCFD) has been transferred to the International Sustainability Standards Board (ISSB).

In 2024, Noah updated its material topics to align with ESG development trends and further demonstrate the Group's commitment to ESG. Compared to the 2023 materiality matrix, Noah removed the "Economic Performance" topic in 2024. This adjustment was made based on the current global economic slowdown, which has relatively reduced the importance of the "Economic Performance" issue, and therefore it is no longer considered a material issue.

Based on the survey results of stakeholders on material topics in 2024, Noah formed a materiality matrix. Through the analysis of 24 material topics, the Group identified 10 highly material topics and prioritized them as the key disclosure content in this annual report to effectively respond to stakeholders' expectations. The 2024 Materiality Matrix of Noah is shown in the figure below:

Noah's Materiality Matrix



Employee Rights Protection
Sustainable/Responsible Investment
Corporate Governance
Employee Health and Safety
Risk Management
Diversity and Equal Employment
Client Experience and Satisfaction
Compliance Operations
Responsible Tax Principles
Energy Management and Alternatives
Employee Training and Development
Data Security and Privacy
Talent Acquisition and Retention
Water Resource Management
Climate Change Response
Business Ethics
Community Investment and Charity
Stakeholder Engagement
Product Liability and Service Quality
Investor Education
Greenhouse Gas Emissions and Carbon Footprint
R&D and Digital Services
Promoting Industry Development
Supply Chain Management
Importance to external stakeholders
Importance to business sustainability
Environmental Responsibility
Social Responsibility
Corporate Governance

Noah's Materiality Matrix

Noah's Material Topics







Environmental Responsibility Material Topics

- Climate Change Response
- Energy Management and Alternatives
- Greenhouse Gas Emissions and Carbon Footprint
- Water Resource Management

Social Responsibility Material Topics

- Data Security and Privacy
- Client Experience and Satisfaction
- Talent Acquisition and Retention
- Employee Rights Protection
- Sustainable/Responsible Investment
- Diversity and Equal Employment
- Employee Health and Safety
- Product Liability and Service Quality
- R&D and Digital Services
- Investor Education
- Employee Training and Development
- Community Investment and Charity
- Promoting Industry Development
- Supply Chain Management

Corporate Governance Material Topics

- Risk Management
- Corporate Governance
- Compliance Operations
- Business Ethics
- Responsible Tax Principles
- Stakeholder Engagement

Material Topics are categorized by the ESG dimensions: Economic, Social and Governance



03

WISE NOAH: FOCUSING ON DATA SECURITY

Noah profoundly recognizes that data is one of the core assets of the Group, and data security concerns the Group's reputation and client trust. The Group integrates data security protection into the top-level design of its ESG strategy, striving to build an efficient, intelligent, and secure digital ecosystem through advanced technological means, a comprehensive management system, and the participation of all employees, thereby promoting the synergistic advancement of data security and business development.

◆ This chapter relates to the following major Sustainability issues:

Data Security and Privacy Protection

Innovation R&D and Digital Services

◆ SDGs focus in this Chapter:

8 DECENT WORK AND ECONOMIC GROWTH

9 INDUSTRY, INNOVATION AND INFRASTRUCTURE

12 RESPONSIBLE CONSUMPTION AND PRODUCTION



Data Security ▬

Noah has established a comprehensive data security management system that encompasses an all-encompassing layout from management structure to certification standards and specific protection measures. Through continually improving data security management systems and codes of conduct, as well as upgrading technological means, Noah provides clients with safe and reliable services while fortifying a defense line for the steady development of the Group.

Data Security Management System

Noah strictly complies with laws and regulations such as the *Cybersecurity Law of the People's Republic of China*, the *Data Security Law of the People's Republic of China*, and the *Personal Information Protection Law of the People's Republic of China*. Based on the ISO 27001 Information Security Management System and ISO 29151 Personal Data Privacy Protection Management System, Noah has formulated several internal regulations, including the *Noah Information Security Policy and Guidelines, Noah Data Security Management Measures, Noah Personal Information Protection System (Trial), Noah Employee Information Security Manual, Noah Information Security Vulnerability Management Measures, Noah Information System Construction Security Management Measures, and Noah Fund Privacy Policy*. During the reporting year, there were multiple upgrades to the privacy protection policies, optimizing the processes for personal information modification and cancellation, enhancing data de-identification rules in order to build a more robust data security and privacy protection management system.

The aforementioned data security and privacy protection systems cover all Noah's business scopes, clarifying the requirements for sensitive information protection, standardizing the prevention and control of cybersecurity risks, and enhancing both proactive and reactive capabilities in response to emergencies. Additionally, these systems are communicated to all employees to ensure that each employee understands and complies with relevant security and privacy protection regulations.

▶ Data Security Management Architecture

Noah has constructed a hierarchical and tiered data security and privacy protection management system, covering the decision-making level, management level, and execution level, clearly defining the responsibilities and collaboration mechanisms at each level. At the board level, the Technology and Transformation Committee serves as the highest decision-making body for data security and privacy protection. Members of the committee include Board members and related core executives.

The responsibilities of each level in the data security management system are as follows:

Level	Responsibilities
Decision-making Level Technology and Transformation Committee	● Defines the Group's information security strategy, determines the Group's information security policy, and approves information security policies and other management systems. ● Responsible for reviewing major project proposals in the field of technology. ● Supervises project execution to ensure the effective implementation of data security measures. ● Approves information security audit reports, reviews the work reports of the Information Security Department, and makes decisions, reviews, and supervises other major information security matters.
Management Level Information Security Department, Legal and Compliance Department	● The Information Security Department, in conjunction with the Legal and Compliance Department, implements the Group's data security management from both the technical and legal/compliance perspectives. ● Regularly conduct internal and external security threat monitoring and risk assessments, perform security inspections of information systems, and handle information security incidents. ● Organize employee security education and awareness training. ● Regularly report on the progress of data security management to the Technology and Transformation Committee.
Execution Level Employees and Third Parties with Access to Data and Systems	● Group Employees: They should abide by information security rules and regulations, follow operating norms and procedures, fulfill their job-related information security responsibilities, execute information security tasks, properly use and protect the information assets involved in their work as users of information assets, promptly report any information security incident or vulnerability, and participate in information security education and training. ● Third Parties: External suppliers, partners, and consultants should understand and comply with the Group's information security requirements, abide by Noah's confidentiality regulations, sign formal confidentiality agreements, and ensure that computers used by outsourced personnel are equipped with security software.

▶ Data Security Certification

Based on a comprehensive data security and privacy protection management framework and management systems, Noah has obtained the ISO 27001 Information Security Management System certification, covering all business departments of the Group. Additionally, it has obtained the ISO 29151 Personal Data Privacy Protection Management System certification, covering all wealth management businesses of the Group. During the reporting period, Noah completed the annual classified cybersecurity protection tasks for four information systems (the Glory Insurance Economic Core System, the Smile Fund System, and the User Basic Services System and Noah Upright Official Website System) and obtained the National Information Security Classified Protection Third-Level Certification.



Data Security Protective Measures

▶ Personal Information and Privacy Protection

Noah has implemented a security protection mechanism covering the entire lifecycle of personal information, ensuring that every stage from collection, access, update and deletion, use, to storage meets the highest security standards and requirements. This mechanism encompasses all business lines and subsidiaries of Noah and effectively prevents the leakage, damage, loss, and alteration of personal information through multiple technical means and management measures, thereby establishing a solid defense for user privacy. The protective measures for each stage of the personal information lifecycle are as follows:

Stage	Protective Measures
Personal Information Collection	• Principle of Minimum Necessity: Noah strictly follows the principle of minimum necessity and only collects personal information on a necessity basis for specific use cases, ensuring minimal collection. Noah promises not to collect personal data from third parties, except as required by law. • Respect for User Informed Consent: When collecting data, users are clearly informed of the purpose, method, scope, and rules of information collection, as well as their rights to be informed, control, access, rectify, and delete their data. Consent from users is obtained through mechanisms such as agreement confirmations and pop-up notifications.
Personal Information Access	• Access Control: We implement Role-Based Access Control (RBAC) to separate the roles of security administrators, data operators, and auditors. Employees can only access the information required for their responsibilities. All permissions are granted following the principle of minimum privilege and undergo strict authorization approval process prior to granting access to ensure the rationality and necessity of permission settings. • Information Encryption: Personal information is encrypted using TLS 1.2 and a self-developed KMS system encryption algorithm during transmission and storage, Additionally, security classification levels are set for dedicated data query systems and sensitive data exports. • De-identification: Sensitive personal information is subjected to de-identification processing in the front-end display interface. During the reporting period, the requirements for personal information de-identification were further strengthened, and efforts to gradually advance system transformation work were made.
Personal Information Update and Deletion	• Users have the right to update and delete their personal information, and cancel their accounts. Specifically, the cancellation of wealth management accounts requires that the accounts have no balance and no in-transit transaction products. During the reporting period, Noah further simplified the relevant review process, allowing users to directly, autonomously, and conveniently complete the operations of updating and deleting personal information, and canceling accounts. • Client-side Instructions: The user app provides instructions for operations such as updating and deleting personal information, and canceling accounts, ensuring that users can obtain guidance when needed. • Noah will not rent, sell, or provide personal data to third parties for purposes other than completing transactions or business operations. If personal data needs to be provided to third parties for transaction and business purposes, it will be detailed in the relevant business privacy policy, and information will only be shared with third parties after obtaining the user's consent to the privacy policy.
Personal Information Use	• Noah strictly follows regulatory requirements and establishes a multi-tiered data storage duration system, with the storage duration of various types of data based on the minimum legal and regulatory requirements. In accordance with compliance requirements, general system log data is stored for no less than 6 months,fund accounts and transaction data are stored for no less than 20 years. For information that users request to be deleted, if it is not subject to legal or regulatory requirements, it will be immediately deleted. Data subject to compliance storage time requirements will be generalized within the system, and, after meeting the minimum retention period required by laws and regulations, it will be promptly deleted.

Stage	Protective Measures
Personal Information Storage	• Noah strictly follows regulatory requirements and establishes a multi-tiered data storage duration system, with the storage duration of various types of data based on the minimum legal and regulatory requirements. In accordance with compliance requirements, general system log data is stored for no less than 6 months,fund accounts and transaction data are stored for no less than 20 years. For information that users request to be deleted, if it is not subject to legal or regulatory requirements, it will be immediately deleted. Data subject to compliance storage time requirements will be generalized within the system, and, after meeting the minimum retention period required by laws and regulations, it will be promptly deleted. • Secure Storage: Personal information is stored using encryption technology and other technical measures, ensuring the security of the storage environment to prevent data leakage or unauthorized access. • Data Backup and Recovery: Data is backed up regularly, and a data recovery mechanism is established to respond to data loss or damage.

To safeguard customer information security and privacy rights, Noah has established a comprehensive information security incident reporting and response mechanism. The Group receives reports of information security incidents through various channels such as phone, email, and WeChat official account, ensuring that internal and external feedback regarding information security issues can be promptly addressed and handled. For incidents involving customer privacy breaches, Noah will immediately initiate an investigation procedure to analyze the cause of the incident, assess the scope of impact, and take effective remediation measures.

Noah adopts a zero-tolerance attitude towards information leakage. We have formulated the Noah Information Security Violation Penalty Management Measures. In the event of an information security incident, an investigation procedure will be immediately launched to analyze the cause of the incident, assess the scope of impact, and take effective remedial measures. If the investigation reveals an information security violation due to internal reasons, Information Security Department will issue a report on the incident investigation and risk assessment, which will be submitted to Human Resources Department and Risk Management Center for appropriate disciplinary actions and penalties.

In 2024, Noah has not experienced any major security risks caused by information leakage and found no information leakage due to internal reasons.

Personal Information Reporting and Complaint Channels:

If you have any complaints or concerns regarding the handling of your personal information, please contact us through the following channels:

• Noah Fund Customer Service Hotline:
400-821-5399
(Working hours: Weekdays 08:00-18:00)

• Personal Information Protection Email:
upright.service@noah-fund.com

To ensure information security, we will first verify the identity of the complainant and the supporting documentation. The processing will be completed within 15 working days after the identity verification.

▶ Product and Service Data Security

IT Security Operation and Maintenance System

Noah has established a comprehensive IT security operation and maintenance system covering eight major areas: personnel security, data center security, system security, network security, application security, operation security, IT outsourcing security, and security incident management. This system comprehensively ensures security control and process management for the Group's information systems throughout the stages of acquisition, development, and maintenance stages, effectively protecting against various potential data security risks.

Product Lifecycle Data Security Management

In terms of application system data security, Noah has formulated the Noah Application System Security Development Standards, which set forth the data security technical requirements for each process in the software development lifecycle (SDLC) for new businesses and products, ensuring the security of services and product application phase.



Conduct a review of product/service security requirements to ensure compliance with regulatory requirements and secure development standards.

Complete secure coding of the information system in accordance with the Noah Application System Security Development Standards.

Monitor the security, availability, incident response, and data backup of products/services and infrastructure.

01 Requirements Analysis Phase

02 System Design Phase

03 System Construction Phase

04 System Launch Phase

05 System Operation and Maintenance Phase

06 System Roll-out Phase

Implement corresponding design solutions based on product/service functionality and security requirements.

Conduct pre-launch security testing and closed-loop vulnerability management. The system can only be launched after passing security testing.

Uniformly manage assets such as storage media or hardware devices involved in the decommissioning process.

Noah's Software Development Lifecycle Data Security Management

Data Exit Management

Noah has always placed a high emphasis on data security and compliance management. In terms of data export, we strictly adhere to the relevant regulatory requirements such as the Data Security Law and the Measures for Security Assessments of Data Export. The Group has established a comprehensive data export and overseas data management system to ensure the legality, legitimacy, and necessity of exported data.

Noah actively responds to the *Regulations on Promoting and Regulating Cross-border Data Flows* issued by the National Cyberspace Administration, optimizing the data export process. For situations requiring a declaration of data exit security assessments, the Group submits the necessary materials to the national cyberspace authority through the local cyberspace department and signs legally binding contracts with overseas recipients to clarify data security protection responsibilities and obligations. In addition, the Group conducts self-assessments of data export risks and actively promotes regulatory reviews.

During the reporting year, Noah successfully passed the review by the Hong Kong Securities and Futures Commission (SFC). Meanwhile, Noah has strengthened the deployment of its overseas information security team and continues to promote overseas compliance and regulatory reviews to address increasingly stringent international data security requirements.

▶ Supplier Data Security Management

Noah has formulated the *Noah Outsourcing and Supplier Personnel Information Security Management Implementation Rules* and the *Noah IT Hardware and Software Products and Services Supplier Information Security Management Measures* to further standardize the information security management of suppliers, contractors, service providers, and other outsourced personnel at each stage of entry, service, and exit, effectively controlling information security risks and avoiding losses of the Group's information assets.

Supplier Selection and Assessment

During the supplier selection process, Noah conducts comprehensive assessments and due diligence to verify their compliance with data security requirements. We prioritize suppliers that meet national cyberspace security management requirements or industry best practices in the field of information security. For example, we give preference to suppliers that have passed cybersecurity classified protection assessments and obtained ISO 27001 information security management system certifications. Additionally, we assess the potential risks to the business that may arise if the supplier is unable to provide subsequent services.

In addition, all outsourcing and suppliers involved in processing Noah's sensitive information should comply with the data security and privacy protection policies formulated by Noah and sign the *Code of Conduct for Outsourcing* and the *Supplier Information Security Confidentiality Commitment Letter*. Through these measures, we ensure that suppliers strictly adhere to information security standards during the collaboration process, safeguarding the security of the Group's data assets.

Supplier Daily Management and Supervision

In daily management, Noah explicitly requires suppliers to access or use only the Group's information assets necessary for their business and strictly adheres to the principles of "need-to-know" and "least privilege" for access authorization. We regularly conduct process monitoring and reviews to assess contract performance and risk status while providing information security awareness training for suppliers.

If any violations are discovered, Noah will impose penalties in accordance with the relevant regulations and commitment letters, such as requiring the issuance of a written apology letter, deducting activity fees, replacing personnel, or even directly terminating the cooperation contract. During the reporting period, we identified and addressed one incident of third-party personnel operation violation.

Supplier Exit Management and Data Handling

Before a supplier exits, they must clear all materials related to their work with Noah and must not retain any relevant attachments in any form. Through a strict exit process, we ensure that suppliers do not pose a potential threat to the Group's information security after the cooperation ends.



Data Security Risk Prevention and Control

Noah has established a comprehensive protection system that enhances the efficiency and effectiveness of data security management through technological innovation, process optimization, risk identification and assessment, preventive measures, and continuous monitoring to adapt to the evolving security challenges.

Data Security Risk Monitoring and Emergency Response

24-hour Security Monitoring System

Noah has achieved efficient identification, handling, and prevention of information security risks through its self-developed Security Operations Center (SOC) system. The SOC dashboard interface provides a comprehensive security monitoring and management platform, with core functions including real-time monitoring and analysis, security incident statistics, user activity tracking, anomaly alerts, system health status monitoring, and operation log recording. The SOC provides 24/7 uninterrupted security operation services, enabling the security team to quickly identify and respond to security incidents, thereby enhancing overall security protection capabilities.



16:07:03
安全总览
2024-01-04 星期四
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Noah Self-developed SOC (Security Operations Platform) System

Network Security Incident Emergency Plan

Noah has formulated the *Noah Cybersecurity Incident Emergency Response Plan* and organizes annual information security incident emergency drills. In the event of a network security attack, the Information Security Department will immediately initiate the relevant emergency response and handling procedures to investigate the incident's process and causes, assess its impact and severity, promptly notify the maintenance personnel of each unit to handle it, and follow up on the remediation progress on time until the vulnerabilities are resolved If the investigation reveals that the information security violation was caused by internal factors, Information Security Department will issue a relevant incident investigation and risk classification report and submit it to the Organization and Talent Center and Risk Management Center for violation handling and penalties.



Occurance of Incident
Launch of Emergency Response Procedures
Investigate Incident Reasons
Issue Incident Report Assess Risk Levels
Report to the Talent center and Risk Management Center
Assess Incident Impact
Inform Maintenance Team

Schematic of Noah Network Security Incident Emergency Response Procedures

To effectively prevent incidents such as phishing emails and telecom fraud that may compromise user information security, Noah's Information Security Department collaborates with Legal and Brand Department and other departments to actively build a proactive defense system. By issuing information security risk alerts and warnings, we remind users to stay vigilant and enhance their awareness of potential threats, thereby avoiding scams or information leaks. For incidents already impacting public information security, Noah will promptly initiate its emergency response mechanism, take decisive measures, and promptly resolve risks to fully safeguard user information security. In 2024, the Group successfully handled 3 warnings related to telecom fraud, 1 warning regarding information harassment, and 3 warnings related to viruses and phishing emails.

Internal Audit and External Audit

Noah conducts regular internal security checks and independent assessments by external professional organizations to promptly identify and address potential security risks, thereby strengthening information asset management. The categories, scope, and measures of internal audits and external audits are as follows:

	Category	Coverage	Measures
Internal Audit	Quarterly Security Checks	All Businesses	• Measures include account permissions, outsourcing management, weak passwords, host vulnerability scanning, and security device configuration checks.
	Annual Security Rotation Training	All Businesses	• Measures include access control management, sensitive data management, change management, application system security assessment and testing, anti-virus measures, network management, backup and recovery testing, security baseline checks, and other related aspects.
External Audit	Annual System Audit	Certified Core Businesses	• We invite external organizations to conduct supervision audits of the ISO 27001 Information Security Management System, to comprehensively assess the security risks of our information assets and help us develop corresponding risk control measures.
	Network Security Level Protection Test	Information Systems	• In 2024, we invited external experts to carry out a series of tasks, including the classification and filing of cybersecurity protection levels, security construction, and security assessments for the next-generation trading system, Glory Insurance Economic Core System, Smile Fund System, and User Basic Service System. The group invites external third parties to audit the aforementioned core businesses annually in accordance with the requirements for level protection testing and the annual review requirements of the ISO 27001 Information Security Management System. No significant risks were identified through these assessments.


Data Security Culture Construction

Noah places great importance on the construction of a data security culture. We continuously improve the information security awareness and response capabilities of employees, contractors, suppliers, and other partners through multi-level and multi-form training and activities, building a comprehensive information security culture system.

All-staff Data Security Training

Noah holds an annual Information Security Week event, using various forms such as online graphics and text, short videos, and online mini-games, combined with email and WeChat corporate notifications to promote information security awareness for all staff. In addition, the Group regularly conducts data security training for all employees and contractors, including interns and outsourced personnel, to ensure that employees and partners are familiar with the Group's information security policies and operating procedures. The Group also regularly sends phishing email security test emails to all staff. And targeted training courses are provided through the Noah Learning Platform for employees who fall victim to these tests, monitoring their completion to reinforce security awareness. The annual red-blue confrontation drills are organized to simulate real cybersecurity attack scenarios, improving employees' awareness of security precautions and response capabilities. Additionally, application security development training is offered for developers to enhance their professional competencies.

Supplier and Partner Data Security Awareness Promotion

At the beginning of the entry process for suppliers, contractors, service providers, and other partners, Noah clearly informs them of the requirements for information protection and data security and strictly refers to the daily management requirements in the *Noah Outsourcing and Supplier Personnel Information Security Management Implementation Rules* to regularly organize information security awareness training for on-site outsourced personnel. For outsourced personnel, Noah conducts concentrated information security awareness training once every quarter to strengthen their information security awareness and reduce risks associated with human factors.

2024 Noah Information Security Awareness Enhancement Activities	
Category	Content

All-staff Security Awareness Training	• Organize all-staff security awareness training, including:
	  • Mandatory information security courses, with 711 participants.
	  • One intern training session, with 35 participants.
	  • Two outsourced personnel training sessions, with 61 participants
	  • One Noah application security development training session, with 266 participants.
	  • Cumulative training hours totaled 1,073.

Targeted Security Awareness Training	• Noah Upright Fund Operations Department organizes quarterly information security awareness training, with approximately 240 participants throughout the year and a cumulative training duration of 240 hours.
Daily Security Awareness Testing	• Send 3,227 phishing email security test emails to all staff, with 467 employees falling for the phishing attempts. For those who fell for the phishing attempts, specialized courses were provided through Noah Academy, and their completion of training was supervised.

Digital Management ━

Noah regards digital management as one of its core strategies, achieving scientific decision-making and efficient processes through the construction of an intelligent platform and the integration of data resources. This not only enhances internal collaboration efficiency but also provides precise services to customers, supporting the Group's sustained and high-quality development.

Product Function Digitalization

Noah adheres to a transformation mindset of using digitization to support, drive, and pioneer business, leveraging cutting-edge technology to create intelligent and personalized products and services to meet customers' asset allocation service needs and enhance user experience and satisfaction, injecting new vitality into wealth management.

2024 Noah Digital Service Highlights	
Project	Digital Model Description
Product Issuance Digitalization	• By implementing digital management throughout the entire product lifecycle, including project initiation, review, risk control, launch, marketing, and ongoing management processes, various products are managed in compliance with isolation requirements, providing customers with unified ongoing services.
Customer Experience Digitalization	• Noah has also optimized its comprehensive service matrix through digital means, becoming the first brokerage firm in Hong Kong to achieve digital insurance underwriting. In addition, through technology empowerment and support systems, Noah has optimized its channel services and brokerage models, enhancing the brokers' professional capabilities and service efficiency and providing customers with more efficient and personalized wealth management services.
Asset Allocation Digitalization	• Noah has launched the Five-Dimensional Wealth Security Toolbox, covering core dimensions such as liquidity assurance, global account layout, multi-currency and asset class diversification, emerging policy response, and overseas property investment. This toolbox not only continues the robust asset allocation philosophy but also incorporates the dynamic adjustment needs of the new economic cycle, helping customers cope with the complex and ever-changing market environment. For the policy and digital asset sectors, Noah is also exploring investment opportunities in digital currencies and related ETFs, providing customers with access to emerging asset allocation options.

04

COMPASSIONATE NOAH: PRACTICING RESPONSIBLE INVESTMENT

Responsible investment, as an emerging investment philosophy, has become one of the effective means for the wealth management industry to pursue high-quality development. Since Noah and its subsidiary Gopher Asset became signatories to the Principles for Responsible Investment (PRI) in 2020, we have strictly adhered to the "Six Principles of responsible investment." The Responsible Investment Task Force coordinates the advancement of ESG investment work, incorporating ESG factors into the investment process, diversifying the range of ESG products, enhancing the ESG investment research system, and conducted ESG investor education and engagement activities, continuously improving our responsible investment framework.

◆ This chapter relates to the following major Sustainability issues:

Sustainable/Responsible Investment

Investor Education

Product Responsibility and Service Quality

Customer Experience and Satisfaction

◆ SDGs focus in this Chapter:

8 DECENT WORK AND ECONOMIC GROWTH

9 INDUSTRY, INNOVATION AND INFRASTRUCTURE

12 RESPONSIBLE CONSUMPTION AND PRODUCTION

17 PARTNERSHIPS FOR THE GOALS

Responsible Investment Strategy

As China's economy undergoes structural transformation and high-quality development, the ESG investment principles have become a consensus among all stakeholders. Noah, grounded in this new development stage, actively implements and enhances the ESG principles, integrating them into investment decision-making and product development processes. We have created a financial product and service system that combines excess returns with investment resilience, providing high-net-worth clients with more robust and reliable asset management solutions.

Implementing Responsible Investment Principles

To optimize portfolio performance while fulfilling social responsibilities, Noah has formulated a *Policy Statement on Responsible Investment*, incorporating ESG factors into the investment process. Its subsidiary, Gopher Asset, has established a responsible investment organizational structure that encourages investment business departments to integrate ESG factors into research analysis and investment decision-making. By improving resource allocation, we aim to address market failures and price distortions, achieving sustainable long-term investment returns.

Key Performance

On June 26, 2024, Noah and its subsidiary Gopher Asset were selected as part of PRI Spring Initiative of the United Nations Principles for Responsible Investment (UNPRI), becoming one of the first Chinese financial services institutions to participate in this international initiative.

▶ Establishing an ESG Investment Team

In terms of the responsible investment organizational structure, Gopher Asset has established a Responsible Investment Research Group, comprising members from the Gopher ESG Committee and front-, middle-, and back-office departments. Noah CEO and Gopher Asset Chairman Yin Zhe personally chairs the Responsible Investment Research Group, leading efforts in responsible investment research, product design and development, constructing screening systems and investment portfolios, and promoting the responsible investment brand.

As the pioneering department for the group's responsible investment, Gopher Investment Research Department is responsible for the annual review and revision of the ESG responsible investment strategies. It flexibly adjusts the implementation of ESG investment strategies based on market trends and portfolio return fluctuations and conducts ESG investment research and training for analysts and fund managers to enhance their understanding of ESG investment. During the investment research process, Gopher Investment Research Department requires all researchers to possess ESG investment philosophies and theoretical knowledge, incorporating ESG factors into industry and company research models and implementing Gopher's responsible investment strategy throughout the pre-, mid-, and post-investment stages.

▶ Integrating ESG Investment Factors

Noah and its subsidiary Gopher Asset began with collecting ESG information from multiple channels, establishing and implementing ESG investment methodologies, and constructing investment portfolios that align with ESG investment principles to help investors achieve more sustainable investment returns. In the post-investment management process, Noah actively responds to the PRI's strategy of "becoming an active owner and integrating ESG issues into ownership policies and practices" by implementing shareholder activism and rigorously assessing invested companies.



Investment Research

Incorporate ESG as a crucial module in industry and company research, requiring researchers to develop an understanding of responsible investment and formulate systematic methodologies and screening criteria for responsible investment.

ESG Due Dilligence

Utilize a due diligence questionnaire checklist that includes ESG content to collect ESG information.

Investment Target Screening

Fully consider corporate ESG risks and opportunities during the investment strategy formulation process, incorporate ESG factors into the screening of investment targets, and ultimately form an investment portfolio that aligns with ESG investment principles.

Noah's ESG Investment Factor Integration Process

In the course of its business operations, Noah has progressively integrated responsible investment strategies such as negative screening, positive screening, thematic investment, ESG integration, and impact investing into its fund business. For different types of investment targets and investment managers, Noah has formulated a series of ESG-related screening criteria to identify ESG risks, discover potential ESG investment opportunities, optimize the ESG risk management of investment targets, and help high-net-worth clients achieve long-term and stable investment returns.

Noah's ESG Investment Strategy

Product Type	ESG Investment Strategy
Venture Capital (VC)/ Private Equity (PE)	• Noah imposes ESG screening requirements on investment managers regarding team organizational structure, investment strategies, investment capabilities and processes, reserve projects, and strategy continuity.Additionally, it has set ESG-related restrictions on the investment directions of VC or PE funds, their portfolio companies, the fund management companies. Its subsidiary, Gopher Asset, focuses on in-depth ESG quantitative research, actively applying positive screening and negative screening strategies to investments in both primary and secondary market investments in private equity. • In the process of selecting and monitoring fund managers, Gopher's Mangrove Platform focuses on the ESG information regarding the fund company's Board composition, internal control, interest alliances, fair treatment of investors/shareholders, employee compensation, and past negative events to empower ESG private equity products.
Public Securities Funds	• Noah imposes social and governance-related screening requirements for fund separate account managers regarding management scale, institutional recognition, shareholder and governance factors, investment research capabilities, investment performance stability, quality and alignment of ongoing service, and social sentiment.
Real Estate Funds	• Noah imposes governance-related screening requirements for real estate funds regarding shareholder background and team composition, investment performance, investment strategy, investment management, and risk management, such as prohibiting cooperation with managers having significant related-party transactions or product structure risks.
Mergers and Acquisitions (M&A) Funds	• Noah prioritizes cooperation with securities firms with outstanding performance in the four metrics, including "net income from merger and acquisition advisory" "number of main underwritten IPOs" "net income from underwriting and sponsor services", and "private placement business scale". The Group also prioritizes investments in industries such as healthcare, energy conservation and environmental protection, TMT (technology, media, and telecommunications), consumption upgrades, and advanced manufacturing. It also imposes screening requirements regarding incentive mechanisms, firewalls, and the stability of M&A capabilities.
Alternative Credit	• Noah conducts social responsibility and governance screening on alternative credit managers and underlying assets to control the sustainability risks associated with alternative credit assets.

Developing ESG Investment Products

Noah and its subsidiary, Gopher Asset, have gradually explored and leveraged the sustainable development value of industries and enterprises guided by the "dual carbon" policy. They are integrating ESG factors into the investment decision-making processes of various products such as private securities funds and public securities funds. This enriches ESG investment products and services, guiding capital flows toward wealth management products with better ESG performance.

At the end of May 2021, Noah launched ESG public fund zones on its fund sales platforms Smile Fund and iNoah APP through its internal ESG product screening process system, providing clients with diverse ESG products for their choices. As of the reporting period, the ESG zone on the Smile Fund Platform has launched a total of 8 public fund products, with cumulative fundraising exceeding RMB 92.42 million.

Case: Gopher-Ruilian Quantitative A-Share Fund

In November 2022, Gopher and Ruilian Jingchun jointly launched the ESG private equity product "Gopher-Ruilian Quantitative A-Share Strategy". This ESG private securities fund has its ESG assessment framework regularly adjusted by the Noah Gophe-Ruilian ESG Committee based on domestic and international ESG issues. It scores invested stocks according to the ESG evaluation framework and key themes, constructing an ESG stock pool that meets the requirements through positive screening and negative screening strategies. It applying fundamental quantitative investment methods to optimize fund returns. We conduct monthly risk assessments and monitor the ESG rectification progress of the invested companies to manage ESG risks. Since the ESG upgrade in November 2022 until the end of 2024, the Gopher-Ruilian Quantitative A-Share Fund has achieved considerable absolute returns and excess returns.





Enhancing ESG Investment Influence

Noah and its subsidiary Gopher Asset actively organize or participate in ESG industry seminars and forums to guide employees, investors, and the public to develop ESG awareness and enhancing the brand's ESG investment influence. Noah and its subsidiary Gopher Asset have established the "China Asset Manager Impact Investing Alliance", hosting online and offline industry seminars and forums to influence relevant partners (GPs), invested companies, and invested funds. This initiative calls upon the investment community to focus on sustainability issues and implement responsible investment and sustainability actions.

Key Performance

As of the end of 2024

the China Asset Manager Impact Investing Alliance has received responses from over **50** asset managers.

Cultivating an ESG Investment Ecosystem

Noah is committed to enhancing investors' financial literacy and risk awareness. Through its "Enoch Education" brand, it offers high-net-worth clients courses covering five major themes, including investment and wealth management, enterprise management, etc. Through both online and offline courses as well as study activities, Noah aids investors in constructing an ESG wealth management framework and developing their financial planning capabilities, encouraging them to explore and research sustainability concepts and ESG investment trends.

Key Performance

Enoch Education hosted online courses and investor education activities In 2024 **11**	participants reaching **2,200**
it organized offline courses and investor education activities In 2024 **26**	participants reaching **1,790**

Case: Enoch Education Overseas Study Tours

To enrich investor education formats and enhance investors' understanding of the risks and opportunities in overseas markets, Enoch Education has initiated overseas study tours, allowing investors and their children to experience overseas historical cultures and investment atmospheres. In 2024, Enoch Education expanded its overseas study tours, planning four historical and cultural study routes in Southeast Asia, Japan, the United States, and Europe. This allowed investors to appreciate the diversity of overseas cultures while identifying overseas market investment opportunities and potential development spaces, deepening the interest and significance of investor education. During the reporting period, a total of 208 participants joined Enoch Education's overseas study tours.

Case: Sharing Carbon Asset Frontiers, Discussing ESG Investment Trends

To guide the flow of carbon reduction resources and funds and reduce societal emission reduction costs, carbon-related market mechanisms have been continuously improved globally, attracting increasing investor attention to carbon assets. To support the 2024 Alashan SEE Climate Week, in June 2024, Noah Wealth (Beijing) and Noah Foundation jointly hosted the "Climate Change, Dual Carbon Era Opportunities" Carbon Asset Seminar, inviting investors and experienced investors to exchange views on revenue opportunities in the dual carbon era and explore new alpha strategies in the dual carbon era. A total of 167 investors participated in the carbon asset seminar and engaged in active and in-depth discussions on carbon asset management.



气候变迁双碳时代机遇
迎接碳资产研讨会
2024年6月5日
14:00 — 16:00
北 京

Disseminating ESG Investment Research Results

In 2024, Noah actively hosted and participated in ESG forums and industry seminars hosted by industry associations and news media, publishing cutting-edge interpretations of sustainable investment trends and investment research results. The Group continuously strengthened investor education, attracting more enterprises, institutions, and high-net-worth investors to actively participate in ESG investment, playing a leading role as a professional and pioneering example in ESG investment.



Case: Noah Participated in the Business Mulan Annual Conference to Explore Pathways for Sustainable Development

In April 2024, Noah was honored with an invitation to attend the 16th China Business Mulan Annual Conference. At the conference, Ms. Chia-Yue Chang, Noah's founding investor and director, engaged in a profound dialogue on the theme of "Pathways for Sustainable Development" alongside four other businesswomen.

Ms. Chia-Yue Chang emphasized that ESG holds a pivotal role in the development of new productive forces. She highlighted that enterprises should prioritize energy conservation and emissions reduction, human capital development, gender equality, and data security to attract long-term capital support. Furthermore, she underscored the groundbreaking significance of the official release of ESG disclosure guidelines for listed companies by Shanghai, Shenzhen, and Beijing's three stock exchanges. She advocated for capital markets and regulatory bodies to take a leading role in enhancing quality standards, expanding the global open ESG investment market to attract more international long-term ESG capital.


中国企业家
章嘉玉
木兰汇

Noah Founding Investor and Director Ms. Chia-Yue Chang Speaking at the Event

Case: CIO Office Releases 2024 Investment Trend Outlook

In March 2024, Noah's CIO Office released the "Grasping Small Certainties, Investing in Major Trends" 2024 Noah CIO Report Global Edition, which focuses on in-depth analysis and trend interpretations of three major global economic trends: Chinese enterprises going global, breakthroughs in AI, and interest rate cuts. The report recommends that wealth managers improve strategic asset allocation based on the five principles of diversification, adaptability, stress testing, feedback mechanisms, and risk dispersion. It advises positioning potential beneficiary assets and risk hedging tools before the policy interest rate inflection point arrives, seizing sustainable development opportunities globally while avoiding and transferring sustainable development risks.


2024CIO报告全球篇
把握小确幸
投资大趋势
| 诺亚CIO办公室
24

Responsible Client Management

Noah actively responds to people's growing wealth management needs, adhering to a "client-centric" strategy. By building an integrated service platform, implementing compliant product marketing, and improving customer communication and complaint management mechanisms, it provides comprehensive one-stop services covering a wide range of areas with streamlined processes, continuously enhancing the breadth and depth of customer service.

Comprehensive Product Services

Noah continuously improves its wealth management product and service system by offering comprehensive and diversified products and services including asset management (Gopher Asset), institutional client treasury management (Smile Treasury), insurance brokerage (Glory Insurance), high-end entrepreneur education (Enoch Education), and identity planning (Elivisa) to precisely address various wealth management needs of domestic and international high-net-worth clients.




Case: Upgrading Three Global Brands to Expand Global Chinese Client Touchpoints

To expand its global service network and meet the international asset allocation needs of global Chinese clients, in October 2024, Noah comprehensively upgraded its three global brands—ARK Wealth Management, Olive Asset Management and Glory Family Heritage—providing a comprehensive and exceptional solution for global wealth management, asset allocation, and integrated service for global Chinese clients.

According to Noah's existing brand strategy, ARK Wealth Management, as a new initiative under Noah Holdings' international wealth management brand, will focus on providing exceptional asset allocation services for global Chinese clients, aiming to become the preferred wealth management platform for global Chinese. Olive Asset Management, as an international asset management platform developed by Noah, focuses on providing professional alternative asset investment services for global Chinese investors. Glory Family Heritage provides one-stop family overseas wealth inheritance solutions, covering comprehensive financial services such as global insurance, identity planning, trusts, and children's education.

  

Noah's Three Global Brands

Key Performance

● As of the end of 2024

Noah and its subsidiary Gopher Asset Management have launched **15,723** public fund products

with a total fundraising amount of RMB **10.598** billion

▶ **Excellent Customer Experience**

Noah is committed to infusing deeper meaning into its "client-centric" approach, linking high-net-worth clients with top-tier resources through exclusive investment insight sharing, reading exchanges, art and music galas, and sports events, thereby enhancing the breadth, depth, and warmth of its asset allocation services. We host "Enoch Reading Room" reading salons, bringing together top global thinkers and practitioners to provide in-depth intellectual feasts through multidimensional dialogues on cutting-edge technology, macroeconomics, and investment philosophy, offering high-net-worth clients profound intellectual experiences. Additionally, through the N+ Art Center, a global cultural and artistic dialogue platform, Noah organizes high-standard exhibitions, auctions, concerts, and sports events, building bridges for clients to communicate with top global artists and helping them engage in multidimensional dialogues about cultural heritage, art investment, and wealth accumulation.



Case: 2024 ARK Black and Diamond Annual Conference

To help investors navigate sustainable investment risks such as geopolitics and interest rate cuts and seize important opportunities like AI technology development, on November 30, 2024. The first stop of the 2024 ARK Black and Diamond Client Tour Summit was held in Hong Kong, marking Noah's 20th consecutive year of hosting the Black and Diamond Client Summit. This summit invited numerous high-net-worth clients, senior scholars in the field of global macroeconomics, and investment giants to jointly explore how to adjust wealth allocation and asset allocation under the new cycle, enhancing the stability and risk resilience of assets in order to adapt to the complex and ever-changing international environment and social-economic structural adjustments.



The Guest Invited to Discuss Deglobalization and AI Revolution Trends

Compliant Product Marketing

Noah actively practices responsible marketing, strictly implements compliant product marketing, and continuously optimizes suitability management. We strictly adhere to laws and regulations such as the *Measures for the Supervision and Administration of Managers of Publicly Offered Securities Investment Funds*, the *Securities Investment Fund Law*, the *Securities Investment Fund Sales Management Measures*, and the *Supplementary Provisions on the Supervision and Administration of Securities Investment Fund Publicity and Promotion Materials*, formulating and implementing the *Management Measures for Product Promotional Materials* to clarify content requirements and management norms for promotional materials, ensuring the authenticity and completeness of the Group's product marketing.



Product Promotion Materials:
The content of promotional materials produced, distributed, or published must be true and accurate. The product elements must be consistent with the product's legal documents and regulatory requirements. Risk warnings and the basis for stating relevant data must be true and reliable.



Product Sales Process:
Financial advisors are required to adhere to the requirements for compliant product sales, pay attention to the match between product risks and customer risk suitability, provide corresponding risk warnings to customers, and establish a regular review mechanism to ensure understanding of customers' true feedback and safeguard their rights and interests.

Noah's Compliant Product Marketing Requirements

Additionally, Noah regularly organizes compliant product recommendation training sessions for financial advisors, covering financial regulatory laws, product characteristics, compliant recommendation techniques, risk warnings, and post-sales services, to prevent any inappropriate marketing practices, such as exaggeration, entertainment-oriented embellishments, or one-sided interpretations in the product promoting process, thereby mitigating potential compliance risks.

Key Performance

• In 2024

Noah conducted **4** sessions of financial advisor compliant product recommendation training

covering **965** financial advisors

Smoothing Feedback Channels

Noah has consistently placed a high premium on customer service and highly values customers' evaluations and feedback on the Group's operations and services. Noah provides multi-channel and comprehensive support for business inquiries, communication feedback, and complaint submissions, including the 12386 service hotline complaint direct transfer system, online customer service, WeChat Work, mails, the member-only portal, and in-person visits. Upon receiving a direct customer complaint, financial advisors and back-office staff from various departments are required to report any complaint to the Complaints Team within one working day in accordance with Noah's customer complaint handling standards. For employees who fail to provide feedback or who do not do so promptly, the relevant departments of the group will investigate and handle the situation according to regulations and discipline. For confirmed customer complaints, Noah's customer service department categorizes them based on the severity of the issue into customer complaint opinions and major customer rights disputes, which are then handled by the relevant business units, the Client Trust Committee, and other related departments.

Customer Complaint and Feedback Channels:

- 400 Customer Service Hotline: 4008200025 and 4008215399

- 96 Financial Advisor Hotline: 021-962516

- Complaint Email: complaint@noahCompany.com



Transfer Complaint Opinions

Noah's customer service team will first clarify the issue and then transfer it to the product or business department for handling.

Thorough Investigation

If the complaint involves violations, the Compliance Department will conduct a special investigation.

Disciplinary Measures

If a timely response or effective solution is not provided, corresponding disciplinary measures will be taken in accordance with the Noah Holdings'Regulations on Accountability for Violations Management System.

Customer Complaint Opinion Handling Process



Event Report

The customer service department will report significant customer rights disputes to the Client Interest Committee.

Multi-department Collaboration

Client Interest Committee will collaborate with relevant departments such as legal compliance, risk control, and technology to handle various disputes with an independent and impartial attitude.

System Optimization

Based on customer feedback and the outcomes of dispute resolution, the Client Interest Committee will drive the optimization of relevant systems.

Major Customer Rights Dispute Event Handling Process

Key Performance

- In 2024

Noah received a total of **105** complaints regarding product and service.

The customer service department properly handled **105** customer complaint opinions.

Customer complaint feedback rate **100%**   Complaint resolution rate **97.1%**

Key Performance

- In 2024

Noah's Client Interest Committee tracked **12** cases related to fiduciary duty   optimized **14** relevant systems

Customer Satisfaction Management

Noah closely monitors customer satisfaction and has established a comprehensive customer satisfaction survey system, conducting annual satisfaction surveys to gain in-depth insights into customer evaluations of product and service quality, thereby enhancing customer satisfaction and loyalty. In 2024, the Group achieved a score of 99.05% in the 400 Customer Satisfaction Survey.

Noah's VoC (Voice of Customer) Project Team implements the *Domestic Wealth Management Customer VoC Management Measures* and related management processes. The team collects customer feedback through market research, customer satisfaction surveys, customer service hotlines, online reviews, and other channels, and promptly addresses product and service issues raised by customers in time to better meet customer needs and optimize customer experience. To ensure issues are properly resolved, the Group's Customer Service Department will solicit customer feedback within three working days after issue resolution or rectification and report it to the VoC Project Team. Additionally, the VoC Project Team has established a continuous improvement mechanism, regularly analyzing monthly data and compiling it into customer satisfaction assessment reports to analyze customer satisfaction and effectiveness of issue resolution, serving as inspiration and reference for adjusting and optimizing the VoC processes and solutions.



Set up Client Response Channel → Design Survey Plan → Determine Implementation Plan → Collect Information

Further Assessment and Optimization ← Regular Sharing and Reporting ← Classify Problems and Monitor Feedback ← Analyze Clues

Noah VoC Management Process

NOAH 諾亞財富

05

GREEN NOAH: PROTECTING ECOLOGICAL HOME

In the context of the global sustainability movement, Noah aligns closely with national strategies and actively engages in the country's "3060" carbon peak and carbon neutrality strategic objectives. By addressing climate change proactively, optimizing its own green operations, and supporting environmental public welfare initiatives, Noah aspires to establish a sustainable operating and service model while maintaining its focus on financial business and profitability.

◆ This chapter relates to the following major Sustainability issues:

- Energy Management and Alternatives
- Climate Change Response
- Water Resources Management
- Greenhouse Gas Emissions and Carbon Footprint
- Supply Chain Management

◆ SDGs focus in this Chapter:

6 CLEAN WATER AND SANITATION
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
14 LIFE BELOW WATER
15 LIFE ON LAND



Environmental Sustainability Commitment

Noah publicly commits through its *Noah Energy and Environment Policy* that we will comply with national environmental laws and international sustainability standards. We actively respond to environmental sustainability issues by formulating environmental protection plans, advocating relevant environmentally friendly behaviors, and continuously reviewing and disclosing our environmental performance. In every aspect of our operations and services, we strive to minimize our environmental impact and contribute to the sustainable development of the Earth's environment.

Commitment		Execution in 2024
Energy Conservation and Emissions Reduction	Promote environmental action plans on energy & resource conservation and emissions reduction; perform responsible waste management and examine and manage GHG emissions to reduce our environmental impacts.	• Noah digitally manages energy usage in its Shanghai and Hong Kong offices, conducting annual unified assessment of energy usage, water consumption, waste disposal, and greenhouse gas emissions. In 2024, Noah's greenhouse gas emissions were 2,272.41 tons of CO_2 equivalent. • Noah purchased sufficient Certified Emission Reductions (CERs) (15 tons) for the 518 Sailing Event to create a net-zero event sample. • At the "Asia Environmental Protection Public Welfare and Investment Sustainability Forum" held in Singapore, Noah purchased 68 tons of Carbon Emissions of Public Buildings (CEPB) from the Holiday Inn Singapore Orchard City Centre's overall energy-saving renovation project through the Guizhou Green Gold Low-Carbon Trading Center.
Environmental Protection	Continuously improve and promote various environmental protection programs; utilize energy-saving products and services with low environmental impact.	• Noah signed the COP16 (Business for Nature COP16 Business Statement), expecting governments and businesses to formulate effective policies during COP16 to reverse and restore nature loss by 2030, jointly building a nature-friendly zero-carbon society and business model. • Noah won the "Biodiversity Conservation" Excellent Case Award at the 2024 "520 Social Responsibility Day" with its "Noah's Ark - Green Peacock Protection" project.
Carbon Management	Establish goals and action plans to examine and reduce GHG emissions in accordance with the *Paris Agreement within the United Nations Framework Convention on Climate Change (UNFCCC)*, aiming to keep global average temperature rise well below 2°C	• The ESG Group of Noah's Sustainability Committee, in collaboration with the Group's Risk Management Department, established a TCFD Group to formulate the Group's climate risk management policies, regularly monitor the impact of sustainability and climate risk issues on the Group's operations and investments, and set net-zero environmental protection goals for the first time based on 2024 greenhouse gas emission data, aiming to achieve carbon neutrality by 2050.
Public Disclosure	Release annual sustainability reports and update the ESG section of our website to disclose our environmental sustainability performance to external stakeholders, thereby increasing their awareness of environmental sustainability.	• Since 2014, Noah has consistently published the *Noah Holdings Sustainability Report* for 11 consecutive years. The report has been complied in accordance with the *ESG Reporting Guidelines of the Stock Exchange of Hong Kong Limited*, GRI Standards, and the *International Financial Reporting Standards (IFRS) S2 - Climate-related disclosures* issued by the International Sustainability Standards Board (ISSB). • Noah participates in mainstream domestic and international ratings such as S&P CSA Questionnaires, MSCI ESG Ratings, Refinitiv ESG Ratings, and Wind ESG Ratings annually through proactive responses, and presents annual ESG progress to investors.

Case: Noah Supports the "Asia Environmental Protection Public Welfare and Investment Sustainable Future Forum" to Achieve Carbon Neutrality

In February 2025, the "Asia Environmental Protection Public Welfare and Sustainable Investment Future Forum," jointly hosted by the Society of Entrepreneurs & Ecology (SEE)'s Taiwan Project Center, Xiaoxiang Project Center, and Noah Holdings, was successfully held in Singapore. During the forum, participating guests visited institutions such as Daber Consulting and the Nanyang Technological University Sustainable Laboratory to understand cutting-edge practices in environmental protection and sustainable development. To practice the green and low-carbon concept, the forum calculated carbon emissions of 67.07 tons for the event and achieved carbon neutrality by purchasing 68 tons of carbon emission reductions through the Guizhou Green Gold Low-Carbon Trading Center. Both Noah and guests obtained carbon neutrality certificates.

This forum represents the inaugural non-governmental initiative jointly and voluntarily organized by the Chinese mainland and Taiwan regions. By utilizing Singapore's pilot products for building carbon credits, it facilitated mutual recognition of methodologies for building energy conservation and carbon reduction between China and Singapore. This event also marked an advancement in Asia's collaborative efforts towards green, low-carbon, and sustainable development, offering robust support for carbon neutrality endeavors and green investment practices.



"零碳益"碳中和证书
CERTIFICATION OF CARBON NEUTRALITY FOR PUBLIC WELFARE
证书编号:LTY-2025-0000003（B）

尊敬的阿拉善SEE生态协会台湾项目中心、阿拉善SEE生态协会潇湘项目中心、诺亚控股:

感谢贵主办方对碳中和行动的支持。2025年2月20日至2025年2月21日，在新加坡举行的"亚洲环境保护公益与投资可持续发展论坛"中，贵主办方已通过贵州省绿金低碳交易中心购买了68吨来自于新加坡乌节城中假日酒店整体节能改造项目的公共建筑自愿碳减排量（登记编号：PB06500704003）并予以注销，用于抵消本次论坛参与者在活动中产生的67.07吨二氧化碳当量温室气体排放，实现了"亚洲环境保护公益与投资可持续发展论坛"的碳中和。

感谢贵主办方为应对全球气候变化做出的贡献。

贵州省绿金低碳交易中心
2025年2月20日

(本次活动碳盘查支持机构：绿普惠科技(北京)有限公司)



Climate Change Response

Global climate change stands as one of the most pressing challenges confronting the world today, exerting extensive and profound effects that jeopardize the equilibrium of natural ecosystems and pose substantial threats to global economic and social progress. Financial institutions, as the backbone of the economic system, hold a pivotal position in tackling climate change. On one hand, the physical and transitional risks associated with climate change directly impact the asset quality and operational resilience of these institutions. On the other hand, by effectively allocating resources and managing risks, financial institutions can offer indispensable support for the global shift towards a low-carbon economy. Noah acknowledges the significance of the climate change issue in its entirety and has seamlessly incorporated it as a central theme into the Group's long-term developmental strategy. Drawing inspiration from the disclosure framework and recommendations outlined in the *IFRS S2 Climate-related Disclosures*, Noah has devised a comprehensive climate change management framework comprising "Governance - Strategy - Risk Management - Indicators and Targets" to confront the challenges posed by climate change.



Governance	• Establish a three-tier climate governance framework including decision-making, management, and execution levels. The Noah Board of Directors serves as the top governance body for sustainability and climate risk management, responsible for climate-related policies, strategies, and objectives, integrating climate-related risk opportunities into considerations, and overseeing climate-related risks and disclosures. • Under the Noah Board of Directors, the Noah ESG Committee and the Risk Management Committee regularly report on sustainable development, climate risk issues, and operational performance to the Board. • The ESG working group under the Noah ESG Committee collaboratively oversees climate governance, including formulating the Group's climate risk management policies and regularly assessing the impact of sustainability and climate risk issues on the Group's operations and investments. • The top management is responsible for assessing and managing climate-related risks and opportunities, formulating company-wide climate-related strategic plans, and ensuring the implementation of climate-related initiatives. • The Risk Control Committee convenes regular meetings to address risks at the business and operational management levels of each subsidiary, assess overall risks, and report risk management projects to the Board.
Strategy	• Identify and assess the short-, medium-, and long-term impacts of climate change on the Group's operations, business, and strategic planning. Conduct climate scenario analysis to evaluate the potential impacts of major climate risks and opportunities, and formulate appropriate response strategies. For details, refer to the "Climate Risk and Opportunity Identification" section of this Report. • Promote green operations and support low-carbon development through strategies such as efficient resource utilization, waste reduction, and energy conservation.
Risk Management	• Integrate ESG risks, including climate risks, into the Group's risk management system in accordance with the IFRS S2 framework and incorporate ESG risk management into the systems and processes of all businesses. • Establish a detailed risk management framework and manage climate risks through the "risk identification - risk assessment - risk response" process.
Indicators and Targets	• Practice green finance and responsible investment, and prioritize the use of green energy. • Conduct annual statistics, analysis, and disclosure of indicators such as greenhouse gas emissions and emission intensity to quantitatively assess the management level of climate change issues and track the Group's progress towards achieving carbon neutrality by 2050.







Responding to Task Force on Climate Related Financial Disclosures



Noah's Sustainability Organizational Structure

▶ Supervision and management of climate strategies

BOARD OF DIRECORS

Risk management as recured under the IFRS S2 Clmate-related Disclosures

▶ Cimate strategy execution and goal management

Idertdying short, medium, and long-term climate risks and opportunities and develop objective planning and management policies

Noah ESG Committee
(Comprista Thiree Directors and core senior managers)

The Noah ESG Committee joins efforts with seven other committees (Human Resources,Strategy. Operation, Technology and Transformation, Ethics Compliance, Product, Client Interest).

▶ Goal execution and coordination

implement and coordinate internal and external related motters

Sustainability Working Groups
(Comprising the ESG Working Group and representatives from IR, PR. and representatives from other depart-ments)

▶ Cimate risk management implementation matrix

Corporate Governance Group
- Group Strategy
- Finance Center, IR
- HR Center
- Legal Affairs Center

Responsible Investment Group
- Gopher Asset
- Noah Upright
- Gopher Asset Management Center
- Compliance Management Center
- Interational Risk Management/ Compliance/Legal Center

Employme Relationshia Group
- HR Center
- Noah Labor
- Noah Women Federation

Environmer Protection Group
- Shanghai Noah Foundation
- Adminisvrative Service Center
- Procurement Department

Commuty Engagement Group
- Shanghai Noah Foundation
- HR Center
- Brand Management Center

Noah Management Matrix & Regions & Subsidiaries



Climate Risk and Opportunity Identification

The climate-related risks and opportunities identified and assessed by Noah include three main categories: physical risks, transition risks, and climate opportunities. Physical risks refer to the impact of increasingly frequent extreme weather events such as hurricanes and floods, as well as long-term climate patterns like global warming and sea-level rise on the Group's operations. Transition risks and opportunities arise from the global transition to a low-carbon economy, driven by factors such as policy changes, technological advancements, and shifts in market preferences.

Noah refers to the descriptions of climate risks and opportunities in the *IFRS S2 Climate-related Disclosures* and case studies of leading domestic and international peers to collect and identify climate risks and opportunities that may impact Noah's operations and business. It conducts quantitative assessments of physical risks through scenario analysis and analyzes the potential impacts of transition risks and opportunities based on domestic and international research reports and internal situation, providing references for the Group's future strategic decision-making and risk control strategies.

▶ Physical Risks

In 2024, Noah conducted an analysis of three major types of climate-related physical risks - sudden droughts, water scarcity, flooding- for Shanghai Noah Wealth Center. The core assessment indicators were the frequency and intensity of climate disasters[5], asset exposure[6], and asset vulnerability[7]. Based on these indicators, the scope and extent of the impact of the three major types of climate physical risks were determined to formulate effective response strategies and lay the foundation for the group to further explore other types of physical risks in the future.

Based on the Representative Concentration Pathways (RCPs) in the Fifth Assessment Report of the Intergovernmental Panel on Climate Change (IPCC), Noah selected RCP4.5[8] as a low-emission scenario and RCP8.5[9] as a high-emission scenario to conduct scenario analysis to assess the physical risk level faced by Noah Shanghai Wealth Center in the short term (2030), medium term (2050) and long term (2080). The specific details are shown in the following table:

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5. Referring to the frequency and intensity of various climate disasters in the area where the asset (i.e., Shanghai Noah Wealth Center) is located.
6. Asset exposure focuses on the risk exposure of assets under specific climate disasters, with larger asset numbers or values indicating higher exposure and greater risk.
7. Vulnerability refers to the ability of assets to resist specific climate disasters, determined by industry sensitivity and regional sensitivity. Industry sensitivity refers to a industry's sensitivity and tolerance to specific climate disasters, while regional sensitivity refers to a region's ability to cope with specific climate disasters.
8. RCP4.5 scenario: This scenario assumes that the world will take strong mitigation actions, reducing greenhouse gas emissions to half of the current level by 2080, and the Earth's radiative forcing will stabilize at 4.5W/m² by 2100.
9. RCP8.5 scenario: This scenario assumes that greenhouse gases will continue to be emitted at the current rate, and business will proceed as usual. In this scenario, the Earth's radiative forcing will be greater than 8.5W/m² by 2100, and it is expected that the global temperature will rise by more than 4℃.

Risk Type	Risk Level	Potential Impact	Response Strategy
Sudden Drought	Low	• Flash droughts are often accompanied by extreme heat, which may lead to a surge in electricity demand and a significant increase in the use of air conditioning and other cooling equipment, putting great pressure on the power supply and increasing the Group's energy procurement costs and equipment maintenance expenses. • High temperatures may pose a threat to employee health, causing heatstroke, dehydration, and other health problems.	• Adopt an intelligent energy management system, optimize refrigeration and ventilation equipment, and regularly maintain and inspect key facilities to ensure their stable operation in high-temperature environments. • Provide necessary heatstroke prevention measures for employees and visitors, such as distributing heatstroke prevention supplies.
Water Scarcity	Low	• Water scarcity leads to a tight water supply, affecting the daily operations of the Group's buildings. For example, cooling systems and sanitary facilities may not operate normally due to water shortage, increasing operating costs.	• Optimize daily water resource management, install water-saving equipment, establish an inspection system, and promptly eliminate water waste, leaks, and runoff. • Actively promote water-saving awareness and cultivate employees' water-saving consciousness.
Flooding	Medium-High	• Floods may inundate underground merchants, underground garages, and other areas, causing damage to power, communication, water supply and drainage, and other facilities and equipment, increasing repair costs. • Floods entering the building may cause damage to interior decoration, office equipment, and inventory goods, increasing maintenance costs. • Floods may cause traffic paralysis, power outages, and communication disruptions in the area where the Group is located, making it impossible for employees to arrive at work on time.	• Regularly inspect and maintain drainage facilities such as rainwater pipe networks and drainage systems. • Formulate detailed emergency plans, including personnel evacuation, material transfer, emergency rescue, etc., to ensure a rapid response in the event of a flood. • Reserve sufficient flood control sandbags, water pumps, emergency medicines, and other supplies to meet the emergency needs during floods.

▶ Transition Risks

Noah proactively identifies, assesses, and manages climate-related transition risks and opportunities at the company level. It evaluates factors such as external policy shifts, industrial evolution, and its own business operations. By benchmarking against peers and leveraging insights from internal and external experts, Noah identifies and evaluates the transition risks it faces, and takes proactive measures to address them.

Transition Risks

Types of Risks	Transitional Risks	Impact Period	Potential Impact	Response Strategy
Policies and Regulations	Increasingly Stringent Regulatory Requirements on Emission Reduction	Short-term Medium-term Long-term	As dual-carbon goals and international carbon neutrality targets are set, governments and exchanges are introducing stricter emission reduction regulations or imposing restrictions on absolute corporate emissions. In response, Noah will increase operational investments in carbon credits and energy-efficient facilities.	● Continue to monitor laws and regulations on environmental and climate governance for financial institutions to ensure compliance with local regulatory requirements; ● Prioritize emission reduction measures and annually review and allocate costs related to carbon management.
Technology	Lack of Affordable and User-friendly Low-carbon Transition Technologies	Medium-term Long-term	Biofuels, carbon capture and removal projects, and high-quality carbon credit projects remain expensive or lack commercial viability, and the technologies are not yet mature, leading to high investment costs in the short to medium term.	● Gopher, a Noah subsidiary, actively invests in green, low-carbon, and new energy-related industries, leveraging finance to drive technological progress. ● We explore internal carbon pricing mechanisms, establish a shadow carbon price (90 RMB per ton of CO_2 equivalent), assess environmental impacts and benefits, promote low-carbon investments and internal governance, and provide employees and stakeholders with insights into current environmental governance progress. ● Strengthen collaboration with suppliers and research institutions to accelerate the adoption and application of emission reduction technologies.
Market	Shifting Consumer Preferences	Short-term Medium-term Long-term	Customers increasingly prefer products that have undergone ESG due diligence or green financial products, and are rejecting financial products linked to traditional fossil fuels. These high-climate-risk assets will impact future revenues.	● Noah's domestic and international public fund platforms, Smile Fund and iNoah, have launched ESG Zone. Gopher Assets has also introduced ESG private securities fund products, which are regularly tracked and updated by a professional team to screen high-quality ESG funds for customers, enabling individual investors to pursue investment returns while creating long-term value.
Reputation	Reputation Damage from Failing to Meet Carbon Commitments	Medium-term Long-term	Mandatory regulatory disclosure of carbon emissions and other data, or inadequate emission reduction results and climate governance performance, may affect corporate financing and pose reputation risks.	● Comply with local laws and regulations, refer to international mainstream information disclosure frameworks, and annually disclose Noah's progress in addressing climate risks through sustainability reports. Deploy strategies through the board of directors and the sustainability committee to achieve industry-leading climate governance and carbon management standards.

Transition Risks

Types of Risks	Climate Opportunities	Impact Period	Potential Impact	Response Strategy
Energy	Green Digital Transformation	Short-term Medium-term Long-term	Combining technology and management to improve energy and resource efficiency, conserve water, reduce waste, and enhance digital transformation can help Noah reduce operational costs.	● Implement automation BA systems to monitor and adjust equipment usage in real-time, establish energy-saving policies and specialized energy management lists, and implement refined management of air conditioning, lighting, and electromechanical equipment.
Market Opportunity	Green/ESG Products	Short-term Medium-term Long-term	Amid the global transition to a low-carbon economy, Noah leverages responsible investment to seize relevant investment opportunities and help itself and its clients capitalize on low-carbon opportunities.	● Targeting high-net-worth clients, Noah and Gopher actively initiate ESG investment processes and product development, gradually incorporating ESG assessment criteria into investment decision-making, and launching multiple ESG investment products and services.
	Empowering the Upstream and Downstream Ecosystem for Green Transformation	Medium-term Long-term	Utilize green finance resources to promote the low-carbon and green transformation of upstream and downstream suppliers and investee companies, in response to national initiatives, and use finance to drive transformation across the entire industrial chain.	● Actively participate in industry exchanges and cooperation, attend forums on sustainable development, and support the research and publication of ESG investment-related reports.

Climate Risk Management

Noah has formulated the *Noah Climate Risk Management Guidelines* to incorporate climate risk management into its existing risk-aversion framework. A climate risk management system has been established, with clear specifications regarding governance structure, preferences and limits, systems and processes, monitoring and reporting, assessment and evaluation, as well as data and systems. Noah has also enhanced its climate risk identification and assessment process, and utilized business departments, risk management departments, and internal audit departments as the three lines of defense for climate risk management. This approach effectively controls climate-related operational risks and facilitates the implementation of Noah's risk management initiatives.

Three lines of defense for Noah's climate risk management

The First Line of Defense

The business department will serve as the first line of defense for climate risk management, being the entity responsible for bearing and controlling climate risks. It will implement green finance business access standards in project screening, supplier selection, and other links, and effectively manage climate risk-related businesses.

The Second Line of Defense

The risk management department, as the second line of defense for climate risk management, is responsible for formulating climate risk management policies, standards, and requirements. It provides the first line of defense with climate risk management methods, tools, processes, training, and guidance; independently monitors, evaluates, and reports on the climate risk status and risk changes of the holding group and business lines; exercises the one-vote veto power for green finance businesses, and assesses the effectiveness and appropriateness of climate risk management.

The Third Line of Defense

The internal audit department, as the third line of defense for climate risk management, is responsible for conducting independent audits on the implementation of climate risk management, the execution effectiveness of the holding group's green finance businesses, and the effectiveness of green finance business management and processes. It evaluates the effectiveness of internal controls, proposes improvement suggestions, and promotes the continuous improvement of the holding group's green finance business management level.



Promote Green Operation

Noah strictly adheres to relevant laws and regulations such as the *Environmental Protection Law of the People's Republic of China, Energy Conservation Law of the People's Republic of China*, and *Law of the People's Republic of China on the Prevention and Control of Environmental Pollution by Solid Wastes*. It has formulated and publicly released the *Noah Energy and Environmental Policies* and the *Declaration of Carbon Reduction Action*, committed to deeply integrating the sustainable development concept of green and low-carbon into all aspects of its daily operations and management. Upholding the principle of sustainable operations, Noah promotes low-carbon office practices, procurement, and travel, and strictly implements the "3R" concept: Reduce raw material use, Reuse resources, and Recycle items. Through measures such as improving energy efficiency, purchasing energy-saving and water-saving equipment, and properly disposing of waste, Noah actively reduces the potential environmental impact of its business activities. During the reporting period, the Group did not experience any major violations related to environmental protection.

Energy Management

Noah considers reducing energy consumption as the primary goal of energy and carbon management. Through measures such as improving internal energy management and enhancing employees' awareness of energy conservation, we reduce carbon emissions from office operations and create a green workplace. The Group's energy consumption mainly comes from the electrical usage of office buildings, including air conditioning, lighting, and computers. In 2024, Noah continued to promote energy conservation and emission reduction, focusing on deploying a digital energy management system to facilitate digital control of energy in office buildings and reduce carbon emissions.

Noah has long adhered to the concept of green and low-carbon in its business operations. Through refined standards, scientific management, and effective energy-saving measures, we ensure the maximization of energy efficiency. The Group's energy consumption mainly comes from daily operations, including the electrical consumption of office building equipment and facilities such as air conditioning, lighting, computers, and gasoline consumption for travel. Noah continues to advance its energy conservation and carbon reduction efforts, has been committed to using cleaner energy, and reduces energy consumption and carbon emissions in office operations through measures such as implementing energy consumption monitoring, regularly maintaining electrical equipment, and purchasing energy-saving equipment. During the reporting period, the Group saved RMB 900,000 in energy costs compared to 2023. In 2024, Noah invested RMB 1.5 million in the application of the automation BA systems, which can monitor and manage electrical, air conditioning, ventilation, and other electromechanical equipment in the workplace in real-time, thereby ensuring efficient operation and achieving optimal energy-saving effects. The systems are expected to reduce energy consumption by about 10% annually once taking into operation.



Energy saving and carbon reduction management

- By introducing a data management platform from a third-party professional organization, records of water and electricity use are collected and verified, carbon emissions calculated to ensure the Group's carbon footprints are always kept in record and effectively managed.
- Apply the Building Automation (BA) system to monitor and analyze the energy usage of buildings in real time, which helps managers identify high-energy-consuming areas and equipment and make timely adjustments.
- Formulate energy-saving regulations and special energy management list. Adopt a unified management model at the headquarters, and entrust the administrative department with the responsibilities of power management, monitoring, analysis, and energy conservation.



Energy-saving measures in workplace

Air conditioning:
- The temperature is set at 26 degrees Celsius.
- Four times of patrolling a day to ensure air conditioning is off when not in use.
- Separate switches have been newly added to part of central air conditioning systems so that it can be partially turned off in time when not in use to save power.
- Timely adjust the air conditioning temperature during high temperature season by increasing the frequency of temperature measurement.

Lighting:
- LED tubes are being used for the purpose of lightening and meanwhile energy saving.
- Turn off the lighting not in use in the office area at 8:00 p.m.

Electromechanical equipment:
- Some mechanical and electrical equipment, such as exhaust blowers, are installed with time control devices, so that they are in standby state during non-working hours.

New Energy:
- Explore more possibilities in expanding new energy use, such as promoting use of new energy vehicles by installing more charging piles near the office building.



Awareness Raising

- Hold environmental protection-themed events in given months.
- Encourage employees to turn off their screens when leaving seats for a long time.
- Turn off air conditioning and lights during lunch time and after work.
- Turn off idling printers when leaving office after work.
- Turn off all air conditioning and lights after using and leaving conference rooms.
- Encouraging employees to take public transportation.

Noah's Key Measures of Energy Saving and Carbon Reduction



Energy and GHG Emissions of Noah[10]

Indicator	Unit	2024	2023	2022
Direct Energy Consumption				
Petroleum Consumption of Self-owned Vehicles	L	28,752.89	29,627.59	32,031.83
Indirect Energy Consumption				
Electricity	GJ	14,511.02	13,357.01	10,929.65
Total Energy Consumption[11]	GJ	15,440.97	14,311.42	11,961.51
Energy Consumption Intensity[12]	GJ / RMB million	5.94	4.34	3.86
Water Consumption				
Water Consumption	tonnes	23,713	28,349.62	18,612
Water Consumption Intensity[13]	tonnes/RMB million	9.12	8.60	6.00
GHG Emissions				
GHG emissions (Scope 1)	tonnes	65.60	67.54	73.03
GHG emissions (Scope 2)	tonnes	2,162.95	2,115.97	1,731.44
GHG emissions (Scope 3)	tonnes	43.87	52.45	34.43
GHG Emission (Scope I+ Scope II+Scope III) [14]	tonnes	2,272.41	2,235.96	1,838.90
GHG Emission Intensity[15]	tonnes/RMB million	0.87	0.68	0.59

10. The environmental statistics in this annual report covers the statistics from Shanghai Office and Hong Kong Office.
11. The scope of disclosure does not include diesel, coal and other direct energy use. The energy consumption data, including electricity and gasoline, is calculated by the relevant conversion factors provided in the General Rules for the Calculation of Comprehensive Energy Consumption (GB/T 2589-2020) issued by the General Administration of Quality Supervision and Quarantine of the People's Republic of China and the Standardization Administration of China.
12. Energy Consumption Intensity = Total Energy Consumption / Net Revenues.
13. Water Consumption Intensity = Water Consumption Amount / Net Revenues.
14. Greenhouse Gas Emission Amount (Scope I+Scope II+Scope III) include GHG emissions from petrol consumption and purchased electricity, and purchased municipal water use at Noah's Shanghai and Hong Kong workplaces. The petrol combustion emission coefficient for Scope I is set at 2.36kg/L as recommended in HKEX's Guidelines on How to Prepare Environmental, Social and Governance Reports Appendix II: Reporting Guidelines on Environmental Key Performance Indicators. The emission coefficient for Scope II refers to the emission coefficient of 0.5366kgCO_2/kWh recommended in the "Announcement on the Release of 2022 Electricity Carbon Dioxide Emission Factors" issued by the Ministry of Ecology and Environment of the People's Republic of China. Emission coefficient for Scope III for outsourced municipal water refers to the standard of 1.85kgCO_2e/m^3 set in "China Product Life Cycle Emission Factor (2022)" .
15. GHG Emission Intensity = Greenhouse Gas Emission Amount / Net Revenues.

Water Management

The Group's water consumption mainly comes from daily operations, including drinking water, washroom hygiene and fire protection, etc. Our water source is municipal water supply, so there is no problem in obtaining water sources. Noah attaches great importance to water conservation and resource protection. We continue to improve the Group's refined water management level by strengthening water use monitoring, updating or maintaining water-saving equipment, establishing an inspection system, and raising staff awareness.



Water-saving Measures

1. Regularly monitor the water meter and promptly address anyabnormal readings to ensure efficient water usage.
2. The management team conducts three daily patrols to oversee water consumption in the office building, promoting responsible water use.
3. Maintain water-using equipment regularly to prevent leaks and minimize water wastage.
4. Install sensor faucets in pantries and restrooms to enhance water conservation and user convenience.
5. Assign restroom water-saving responsibilities to cleaning staff, who will regularly check and record the usage of faucets and other fixtures to ensure optimal performance.

Resource Management

Noah places a high priority on the conservation and sustainable use of resources. The majority of our material consumption stems from paper-based items such as contracts, bills, and documents generated during office operations. Through systematic e-transformation, we have digitized our office processes, significantly reducing our reliance on paper materials. Additionally, we encourage our clients to utilize online services, thereby minimizing resource consumption during service delivery and fostering a paperless, digital workflow. For harmless waste, including office and kitchen waste, as well as a small volume of hazardous waste like discarded electronics, we have implemented tailored disposal methods to ensure safe and environmentally responsible waste management.

Resource-saving Measures

- Advocate for video conferencing to reduce the need for business travel, thereby lowering carbon emissions.
- Implement the OA system to streamline online processes and reduce paper usage across the organization.
- Set up a double-sided printing recycling bin in the photocopy room, encouraging the reuse of non-confidential paper to minimize waste.
- Centrally manage and recycle stationery supplies to prevent unnecessary waste and promote sustainable practices.
- Adopt differentiated collection and disposal methods for various waste types, entrusting a qualified third-party company for unified recycling and disposal to ensure environmental compliance.



Material and Waste of Noah[16]

Indicator	Unit	2024	2023	2022
Non-hazardous Waste Discharge Amount	tonnes	615	1,841.25[17]	206
Non-hazardous Waste Discharge Intensity[18]	tonnes/RMB million	0.24	0.56	0.07

Responsible Supply Chain

Noah has developed a comprehensive framework of rules and regulations, including the *Noah Purchasing Policy 3.0*, the *International Purchasing Rules*, the *Noah Supplier Management System for Purchasing*, and the *Noah Bidding Management Measures for Purchasing* to ensure transparent, fair, and sustainable supplier management. In 2024, we refined our supplier management system and introduced the Noah Overseas Procurement System to align with our global expansion strategy, further standardizing our procurement processes and mitigating risks. Our supplier management covers access, performance monitoring, evaluation, and exit, ensuring a rigorous and systematic approach. We conduct supplier assessments twice a year, categorizing them into A-C grades based on performance, and implement targeted management strategies. For underperforming suppliers (Grade C), we initiate corrective actions through online/offline interviews and rectification plans to enhance supply chain efficiency and reliability.

Noah has been committed to integrating ESG principles into supplier management, encouraging suppliers to uphold social responsibilities in environmental protection, labor rights, and other areas, thereby contributing to the sustainable development of the supply chain. We have formulated and published the *Supply Chain ESG Management Guidelines*, which set forth expectations for all suppliers doing business with Noah. In addition to complying with local laws, suppliers are expected to adhere to international ESG standards, including environmental stewardship, health and safety, employee rights, and ethical business practices. The Guidelines are signed and acknowledged by suppliers in in the form of a *Letter to Suppliers on ESG*, which is attached to the contract. Additionally, we may request suppliers to furnish relevant information on their compliance with these guidelines or ensure their compliance through alternative monitoring activities.

Key Performance



Global supplier of Noah: **1,452**

10%

90%

■ Chinese Mainland
■ Overseas

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16. The environmental data presented in this annual report pertains to Noah's operations in Shanghai and Hong Kong. Due to the nature of its business, no hazardous waste and exhaust emissions (including nitrogen oxides, sulfur oxides and other pollutants regulated by national laws and regulations) is produced during its operation.

17. In 2023, all employees of Noah moved into the Noah Wealth Center in Hongqiao, Shanghai. The area of the new workplace has changed greatly, and a large amount of harmless waste is generated in the renovation process of the new workplace, so the waste data has changed greatly.

18. Non-hazardous Waste Discharge Intensity = Non-hazardous Waste Discharge Amount / Net Revenues.



Environment

Regularly monitor waste emissions and reduce the depletion of natural resources to minimize the negative environmental impact of operations.



Employee Rights

Uphold employee rights, treat employees fairly, and prohibit employee abuse or the employment of child labor.



Safety and Security

Establish a clean and safe working environment and training system to minimize health risks for employees.



Business Ethics

Adhere to high standards of business ethics, uphold the principle of honest operations, and ensure compliance with legal regulations related to anti-bribery, anti-corruption, and other improper business practices.

Modules Covered by Noah's *Supply Chain ESG Management Guidelines*

Noah upholds integrity and ethical business practices, prohibits bribery, profiteering and other behaviors, eliminates unfair competition among suppliers, and actively maintains a fair competition environment in the market. We require suppliers to sign the Anti-Commercial bribery and anti-fraud clauses and integrity commitment Letter in the procurement contract, and conduct integrity consultations on suppliers irregularly to ensure that suppliers fulfill the integrity requirements that should be complied with during the cooperation process and to promptly identify and correct potential unethical issues. Additionally, we conduct integrity education and training for suppliers at the supplier conference every year to reinforce their commitment to ethical conduct.

Key Performance

100% of suppliers have signed the *Letter to Suppliers on ESG*, the *Anti-Commercial Bribery and Anti-Fraud Clauses*, and the *Integrity Commitment Letter*.

▶ Green Procurement

Noah promotes green and low-carbon procurement practices, prioritizing environmentally friendly products with lower environmental impacts in our bidding and purchasing processes for physical items such as furniture, paper, and paper cups. We require suppliers to provide environmental performance data and certifications, including environmental monitoring reports, certifications, and management system certificates, in their bidding documents. We also conduct thorough reviews of suppliers' environmental records to ensure compliance. Moving forward, we will continue to integrate ESG criteria into our procurement and bidding scoring mechanisms to promote our green supply chain efforts.

Key Performance

Noah's green procurement amounted reached	Proportion of green procurement amount to total procurement amount
In 2024 RMB **39.8277** million	In 2024 **22.24%**

06

UNITING NOAH: BUILDING AN INCLUSIVE WORKPLACE

Noah recognizes employees as the cornerstone of our sustainable growth and has been committed to safeguarding their rights and interests while fostering a harmonious, inclusive, and safe work environment. We provide all-round support, including fair performance evaluation systems, structured career development paths, various training programs, and comprehensive welfare benefits, to enhance employees' sense of belonging and loyalty, enabling them to thrive and develop alongside the Group.

◆ This chapter relates to the following major Sustainability issues:

Employee Rights and Interests Protection

Diversity and Equal Employment

Talent Attraction and Retention

Employee Training and Development

Employee Health and Safety

◆ SDGs focus in this Chapter:

3 GOOD HEALTH AND WELL-BEING

5 GENDER EQUALITY

8 DECENT WORK AND ECONOMIC GROWTH

10 REDUCED INEQUALITIES



Employee Responsibilities

Noah values individual differences, personal aspirations, and career development, refining our employment practices to cultivate an inclusive and diverse workplace. We foster democratic and open communication channels, encouraging employee participation in cooperate governance to enhance workplace engagement and organizational cohesion.

Employee Rights and Interests

Noah adheres to national labor laws and regulations, such as the *Labor Law of the People's Republic of China*, the *Labor Contract Law of the People's Republic of China*, ensuring fair, equal, and non-discriminatory employment practices. Guided by international human rights standards, the *United Nations Guiding Principles on Business and Human Rights (UNGPs)*, the *International Labour Organization Declaration on Fundamental Principles and Rights at Work*, the *United Nations Global Compact's Ten Principles*, we have developed the *Employee Rights and Interests Protection Policy Statement* and implementation guidelines, promoting zero-tolerance for discrimination, child labor, and forced labor across our organization and supply chain.

> **Implementation Guidelines for the *Employee Rights and Interests Protection Policy Statement***
>
> - Offer sound conditions for working health and security
> - Equality and non-discrimination, ensuring equal opportunities for employment
> - Prohibition of child labor
> - Prohibition of involuntary labor such as forced or compulsory labor
> - Creating a communication-friendly environment and establishing an open management model
> - Assisting employees in maintaining physical and mental health and work-life balance
> - Regularly reviewing and evaluating relevant policies and practices

Noah maintains a strict zero-tolerance policy towards human rights violations, including child labor and forced labor. In cases of such violations, we prioritize employee welfare and ensure personal safety and rights of affected employees, taking appropriate actions in accordance with local laws. For workplace issues such as harassment and discrimination, we have established a sexual harassment prevention policy and complaint handling mechanism based on our *Human Resource Management Standards and Complaint Handling Measures*. Employees can report concerns through direct communication with supervisors or via designated email communication with respective department heads, the Administration Division, or Brand Division.

▶ Compliant Employment

Noah strictly adheres to the *Labor Law of the People's Republic of China*, the *Trade Union Law of the People's Republic of China*, the *Law on the Protection of Women's Rights and Interests*, the *Regulations on the Prohibition of Child Labor*, and all applicable local labor laws and regulations. We ensure transparency and fairness in all employment-related processes, including recruitment, contract renewals, and terminations. Our hiring practices are based solely on merit and job requirements, irrespective of factors such as nationality, gender, ethnicity, religion, education, or disability. We provide competitive compensation, social insurance, and benefits in compliance with local regulations, fostering a supportive work environment. In 2024, we maintained a zero-incident record of labor disputes or negative incidents.

▶ Noah Labor Union

The *Noah Labor Union Management System* outlines procedures for employee free association and democratic appraisal in union affairs. The Labor Union, composed of representatives from various business sectors, oversees daily operations including conflict resolution, accident compensation and information dissemination, and negotiates fairly with management on behalf of all employees. We have established *Equal Consultation Clauses, requiring all employee benefit policies* to be submitted to the Union Committee for review and strategic discussion, to ensure that all policies and practices align with employees' interests. Additionally, the *Labor Union facilitates the signing of Collective Contracts, Specialized Wage Contracts*, and *Female Employee Protection Agreements*, promoting fair labor practices and harmonious relations.

> **Key Performance**
>
> In 2024, **100%** of Noah's employees were covered by collective bargaining agreements.

Equality and Diversity

Noah fully embraces the diversity and individuality of its workforce, integrating principles of equality and diversity into every aspect of recruitment, training, and career development. Committed to attracting and recruiting talents with diversified cultural backgrounds and expertise, we foster a gender-balanced and culturally rich workplace. We also engage with disability organizations in Shanghai, Beijing, Hangzhou, Kunshan, and beyond, to provide employment opportunities for individuals with disabilities, ensuring their safety and fostering a sense of belonging and self-worth through meaningful work.

> **Key Performance**



53%	2%
47%	39%
Gender Distribution of New Hires in 2024	Age Distribution of New Hires in 2024
	59%

As of the end of 2024, Noah employs **42** individuals from ethnic minority backgrounds.

As of the end of 2024, Noah employs **14** individuals with disabilities.

■ Male ■ Under 30 ■ 30-50
■ Female ■ Over 50

Noah adheres to the Law of the People's Republic of China on the Protection of Women's Rights and Interests, ensuring equal pay for equal work regardless of gender. Our goal is to enhance female employees' job satisfaction and sense of belonging by promoting economic empowerment and facilitating their advancement into senior management roles, providing equal and fair career development opportunities and support for female employees.

Key Performance

● Information on the Structure of Female Employees:



■	Male
■	Female

Employees 61% Management 43% Executives 38% Directors 63%

Gender Pay Ratio by Job Level (Male: Female)

Job Level	2024	2023	2022
N5 and above	0.88:1	0.80:1	0.91:1
N4	0.89:1	0.96:1	0.87:1
N3	0.97:1	1.03:1	1.02:1
N2	1.14:1	1.13:1	1.08:1
N1	1.03:1	0.99:1	0.92:1

Employee Communication

Noah fosters a democratic and inclusive communication environment, gathering employee feedback, concerns, and suggestions on work-related matters through departmental channels, public email, our online Administrative Helper, and regional Service Excellence platforms. Regional branches conduct regular questionnaire surveys to listen to employees' voices, with dedicated teams addressing issues and providing timely feedback, ensuring strict confidentiality of employee information throughout the process of handling their questions and comments. Employees may appeal directly to senior management regarding any disputed resolutions.

Annual employee satisfaction surveys are conducted to learn employees' true feelings and feedback on the Group's culture, work atmosphere and work environment. In 2024, we collected feedback and provided unified responses to key issues such as dining experiences, restroom facilities, meeting room bookings, indoor climate control, and Nuodongli Gym services.

Key Performance

Employee Satisfaction Survey Coverage Rate	Employee Satisfaction Survey Results	
in 2024 **100%**	in 2024 **98.59%**	As of the end of 2024, Noah employs 1,990 full-time staff, with no reported incidents of employee rights violations.



Key Performance

● Employee Demographics:

▍ Total Employees by Gender



Male ▮ Female

▍ Total Employees by Region



Mainland China ▮ Overseas

▍ Total Employees by Age



Under 30 ▮ 30-50 ▮ Over 50

▍ Total Employees by Job Level   ▍ Total Employees by Education Level



General Staff ▮ Middle Management Staff
▮ Senior Management Staff

Below bachelor degree ▮ Master degree
▮ Bachelor degree ▮ PhD degree

Talent Development

Talent is a crucial asset for Noah's long-term growth. Noah has been committed to enhancing the management system for employee career development, optimizing the KPI appraisal and promotion mechanism, and building a platform for employees to collaborate and achieve shared success. Based on the Group's strategy, business needs, and employees' expectations, and considering their career stages and work challenges, Noah designs long-term career development paths for them. Additionally, we offer diversified training programs to boost their effectiveness and inject sustainable impetus into the Group's high-quality development.

Reserve of Talents

Noah determines employee allocation strategies and plans in line with the Group's strategic layout and business needs. Under the guidance of a company-level talent development strategy, Noah conducts annual talent demand forecasting based on multiple factors such as job requirements and market expansion, and then formulates talent recruitment plans according to the forecasting results. We carry out campus and social recruitment through various channels, including our official recruitment platform, external recruitment websites, headhunters, and employee referrals. We also amplify promotion efforts through official websites, WeChat official accounts, and recruitment fairs.

In its systematic building of a talent team, Noah adheres to the principles of "position-based grading, grade-based salary, and salary adjustment with position changes" in alignment with the Group's talent development strategy and employees' personal needs, continuously improving scientific grade management mechanisms. We conduct talent selection and assessment through "person-position matching" and "qualification competence" methods to achieve a dual drive of qualifications and performance, maximizing the potential for talent development.

Key Performance

● Employee Recruitment



In 2024, Noah recruited new employees **219**

Internal recruitment ratio was **30%**

An average hiring cost was RMB **1,167** per person

● Employee Turnover:



Male ▮ Female   Mainland China ▮ Overseas   Under 30 ▮ 30-50

Over 50

● In 2024, the employee absenteeism rate was **1.23%**

NOAH 諾亞財富

Case: Noah's 2024 Spring Campus Recruitment Initiative

At the 2024 spring campus recruitment event, eight types of Noah's open positions could be found, including marketing management, product survival, financial product screening, digital technology, legal compliance, finance and taxation, etc. The event covered domestic core cities such as Shanghai, Shenzhen, and Hong Kong, as well as overseas operating locations like Singapore and the United States, providing excellent opportunities for fresh graduates.

To enhance mutual understanding with fresh graduates, on April 27 and May 11, 2024, Noah conducted two group interviews at NWC in Shanghai and its Hong Kong workplace respectively. We invited executives from different business units to serve as recruiters and share workplace elites. A total of more than 120 fresh graduates participated in the group interviews, who gave high praise for Noah's efforts.




Noah's 2024 Spring Campus Recruitment Event

Performance Assessment

Noah has been committed to enhancing its performance management system by rolling out the *Noah Group Performance Management System* throughout the entire Group, including all subsidiaries and branches. The system places a strong emphasis on performance outcomes, reinforces the management of performance processes, and fosters a performance-driven culture centered around "value creation, recognizing differences, value evaluation, result orientation, value distribution, and acknowledging contributions." Guided by the principles of "line leadership and full participation," "fairness, transparency, and impartiality," "result orientation and compliant operations," as well as "process control and integrated assessment," Noah has clarified the responsibilities of the AT Committee, line managers at all levels, the Group Talent Center, and employees within the performance management framework. By adopting the PDCA (Plan-Do-Check-Act) cycle, the Group ensures standardized management of performance goals at both the organizational and individual levels, fostering a shared understanding and alignment to enhance performance among the Group, all levels of management, and employees.

Plan Performance Targets

- Formulate performance goals by following the principles of "strategic decomposition" and "SMART".

- Performance goals consist of three parts: Key Performance Indicators (KPIs), Key Work Projects (similar to OKRs), and detailed action plans.

P

Do Performance Inspection and Guidance

- The company organizes and uniformly conducts monthly or quarterly performance reviews and coaching to continuously monitor whether the progress of performance achievement aligns with the plan.

- Line managers guide employees in terms of work direction, methods, and skills, and establish performance appraisal records as the original records of each stage of the performance appraisal process.

D

Check Performance and Feedback

- The group initiates the assessment, and all individuals being assessed submit their semi-annual/annual performance summaries.

- Managers at all levels evaluate employee performance from three dimensions: performance, competence, and attitude.

- HRBPs set up (or consolidate) performance ranking groups and confirm performance grades.

- Managers at all levels provide feedback and coaching to employees based on the performance appraisal results.

C

Act Performance Results

- Performance results will be utilized in various scenarios such as salary adjustments, bonus distribution, job reassignments, training and development, annual excellence evaluations, and talent inventories.

- Targeted and differentiated measures will be taken to motivate employees to improve and enhance their work performance.

A

Noah's Performance Management Process

To uphold fairness and impartiality in performance appraisals, Noah has set up a performance appraisal appeal and resolution mechanism. Should an employee have concerns regarding their appraisal results or the communication process, they may submit a *Performance Appeal Form* to the Company Talent Center via the performance system, email, or written documentation within five working days of the results being disclosed. Upon receipt of the appeal, the Company Talent Center is required to promptly engage with the employee's primary appraiser or supervising leader within five working days and provide the employee with feedback on the appeal's resolution.

Training and Development

Noah has been committed to fostering a learning organization and has taken steps to set up the Specialized Talent Development Department to provide a tailored training system designed to enhance the knowledge, skills, and attitudes of employees across grades and positions. Noah places great emphasis on supporting employees' career development, training, learning, and spiritual growth, offering meticulous attention and professional guidance throughout their journey.

In accordance with Noah's talent cultivation strategies, we optimize the dual pathways for "management" and "professionalism" growth. The Group encourages employees to specialize before broadening their expertise through job rotation and "zigzag" career development, offering diverse career advancement opportunities for all roles. By providing equitable promotion chances to employees in different departments and positions, Noah ensures ample room for career progression.



Noah's Talent Cultivation Strategy

- Help new employees adapt to the work group and norms, master the necessary professional skills for the job, and establish key working relationships
- Experience and identify with Noah's culture and core values, firm up career choices, and understand the company's philosophy and employee code of conduct.
- Understand the company's strategy, organizational structure, key functions of each center, product knowledge, and business expansion.
- Through team training, forge a strong team spirit, enhance teamwork capabilities, cohesion, as well as participants' innovation abilities and sense of ownership.

In 2024, Noah increased its focus on employees' full lifecycle development. Building on existing talent pipeline initiatives, we took transformative measures, including the launch of a" Three-Tier Integrated" talent cultivation system tailored to address the distinct career development needs of employees at various stages, from campus recruits to mid-level managers and senior leaders. By designing customized training programs for the Seedling Class, Middle Class, and Advanced Class, Noah ensures that employees receive essential support at pivotal points in their career trajectories, fostering personal growth and maximizing their professional potential.



"Three-Tier Integrated" Talent Cultivation System

Seedling Class	Middle Class	Advanced Class
Campus recruitment	Middle-level managers	Senior managers

- Differentiated training program design
- Support employees' career growth
- Promote personal value enhancement
- Stimulate workplace potential

New Employee Training

Noah employs a "Four Classes and One Training" series, coupled with an integrated "online + offline" training approach, to facilitate the rapid acclimation of fresh graduates and new hires to the company culture, operations and organizational structure. Noah's proprietary online learning APP, "Noah Academy," provides four mandatory course modules along with position-specific elective courses tailored for new employees. They are required to complete these online courses and pass subsequent assessments. Concurrently, based on the categories of new employees, Noah conducts more targeted offline training sessions, such as the "Seedling" training camp for fresh graduates and the "Noah Executive Accelerator" program for new executives. Training outcomes and learning records constitute essential criteria in determining the probationary status of new employees.

To nurture employees with an in-depth understanding of the business chain and exceptional financial management skills, Noah has implemented four support mechanisms and personalized training programs for graduates. These include online learning, mentor assignments, weekly reporting, and the "Seedling Class" offline training camp. These initiatives assist graduates in better comprehending the Group's business, job responsibilities, and enable them to integrate more swiftly into the workplace environment.

Support Mechanisms for Campus Recruit Training

Online Study



Assign online learning tasks with different themes such as business and compliance every month for new graduates to complete, helping them better understand their positions, learn about the business, and integrate into the company.

Monitor Assistance



Implement a mentorship program, matching new employees with mentors who will assist new graduates in quickly integrating into Noah's business and culture during their first six months of employment.



Weekly Reporting

Campus recruiters are required to submit weekly reports in a timely manner so that attention can be paid to the difficulties they encounter in their work.

Offline Training

Conduct offline training camps for the Seedling Class to nurture Noah's future core leaders in private banking, investment research, and management.

Case: New Employee Training at the Hong Kong Branch

In 2024, Noah's Hong Kong branch prioritized new employee training by adopting an interactive, round-table discussion format for the first time. This approach allowed for in-depth and detailed responses to critical questions raised by 17 new employees concerning assessments, development opportunities, recognition, and empowerment. The training session effectively enhanced their understanding of the workplace and assisted them in clarifying their personal growth objectives and career trajectories.





自拓业务分享

New Employee Training at the Hong Kong Branch

▶ Professional Development Training

To elevate the professional capabilities and service standards of its wealth management team, Noah tailors role-specific training initiatives for Account Representatives (ARs), Solution Representatives (SRs), and Fulfillment Representatives (FRs), grounded in the Iron Triangle team operation framework. These initiatives are designed to keep pace with business development needs and updating of business knowledge, with the ultimate goal of enhancing employees' skills and expertise.







New AR

APP Program: Focus on cultivating new ARs' abilities in client acquisition, client management, asset allocation, team collaboration, as well as their wealth management professionalism.

AR Account Representatives

Advanced/ High Potential AR

AR Rotation Training: Master comprehensive asset allocation knowledge including wealth management, insurance planning, legal and tax planning, identity planning, and family wealth inheritance planning, to enhance the wealth management professional capabilities of senior/high-potential ARs.

All SR

Conduct training and combat exercises for SRs across various product lines to enhance their asset allocation capabilities

SR Solution Representatives

TOP AR

3T Club: Focus on employees' personal growth and monetization of mixed professional skills, cultivate employees' strategic thinking, and empower the development of Noah and the wealth management industry in China.

New FR

Improve employees' professional skills in product lifecycle management through training and exercises, and strengthen their communication and coordination abilities during product lifecycle phases through simulated drills.

FR Fulfillment Representatives

Noah's Wealth Management Professional Training Program

Noah provides a training program for Account Representatives (ARs) that integrates "online learning, offline training, and 3-month lead tracking and counseling". This program is designed to help ARs gain a deeper understanding of client needs, unblock their concepts, and enhance their asset allocation capabilities. To effectively address the needs of overseas clients and boost the competencies of local teams, Noah combines business realities with market trends to offer specialized skill training on customer insights, investment strategies, insurance, and other relevant topics in Hong Kong and Singapore.

Key Performance

● In 2024

Over **300** Noah financial advisors participated in skill training

An average training duration was **90** hours per person

Case: Rotation Training for Account Representatives - Authorization Certification Class on New Quality Asset Allocation

To cater to diversified asset allocation requirements of high-net-worth clients, Noah organized eight sessions of the "Authorization Certification Class on New Quality Asset Allocation" in 2024, held in cities such as Qingdao, Shanghai, and Guangzhou. During these sessions, participating Account Representatives were instructed on the three-tier pyramid model for New Quality Asset (refers to assets linked to new-quality productive forces and new-quality safeguard capabilities) allocation, and were able to approach wealth management and investment portfolios from a contemporary perspective. Each training session spanned 1.5 days and reached a total of 152 financial advisors.



Authorization Certification Class on New Quality Assets Allocation in Shanghai

Case: Empowerment Training for Account Representatives in Singapore

In 2024, Noah's Singapore branch implemented an empowerment training program specifically tailored for Account Representatives. The training delved into interpretations of the investment strategy landscape, Noah's two-decade-long investment expertise, and real-life client asset allocation scenarios. To bolster the practical skills of the ARs, the Singapore branch organized two rounds of hands-on assessments centered on client insights, macroeconomic trends, and asset allocation strategies, thereby achieving a seamless blend of theoretical knowledge and practical application.



Empowerment Training for ARs in Singapore

To elevate employees' qualifications and foster in-depth financial knowledge, Noah organizes the Fund Qualification Examination and the HKSI Hong Kong Securities and Futures Qualification Examination, while also offering CFA certification incentives. We post examination details via email to motivate all fund-related staff to pursue qualification certificates, realize professional empowerment for employees preparing for the exam during the preparation process, and help them successfully obtain the qualification and achieve compliance on the job. Additionally, Noah actively supports employees in applying for national professional title recognition and seeks relevant government subsidies to bolster their career advancement.

Leadership Training

Noah recognizes the critical role of leadership development and has established a thorough, multi-tiered leadership development framework tailored for managers, complemented by a guideline designed to articulate clear goals for management responsibility transitions and offer practical growth trajectories for managers at various career stages.


Career Stage
Senior Managers
Middle Mangers
Junior Managers
Leadership
managing managers → managing the organization
overseeing a single business unit → managing multiple business units
managing others → managing managers
managing a business module → managing a business unit.
Self-management → To managing others
being a technician → managing a business module
Management Skills
Employee Management
Business Management
Project Management
Junior Leadership Development
Setting Goals
Building Teams
Achieving Results
Employee Recruitment Management
Transition from Business to Management
Situational Leadership
Role Transition
Performance Interviews
McKinsey's Working Methods
Project Management
Communication and Influence Techniques
Intermediate Leadership Development
Understanding Strategy
Acting as a Director
Building a Leadership Team
Team Management
Human Resource Management for Non-HR Managers
Employee Coaching Techniques
Employee Motivation and Incentive Management (Sandbox)
Strategic Decomposition and Execution
Advanced Leadership Development
Formulating Strategy
Cultivating Organizational Culture
Making Decisions and Selecting the Right People
Efficient Decision-Making
Talent Development, Decision-Making, and Personnel Selection
Organizational Behavior
Financial Management for Non-Financial Professionals
Legal Compliance
How to Excel in Business Operations
Industry Trends (Study Tours, Visits)
General Skills
Time Management for Managers
Stress and Emotion Management
Conflict Management
Cross-department Communication and Influence
Business Insight, Strategy Decoding
IPD (Integrated Product Development), Iron Triangle
Revolutionary Modules
Change Management
Best Practices Learning
Change Management
Best Practices Learning
Change Management
Best Practices Learning
Online Lessons
LMI
Tian Junguo: Iteration and Empowerment, Leadership for Future Success
Chen Chunhua: 50 Essential Courses for Managers

Noah's Leadership Training System[19]

19. Color coding is a compulsory course

Leveraging its business characteristics, Noah provides diverse leadership training programs tailored to managers at various stages of their career development, focusing on enhancing their strategic planning, decision-making, leadership, and communication abilities. Specifically, it has introduced the "Morning Star Leadership Training Camp" and the "NCM City Manager Training Camp" for financial management professionals. These initiatives aim to bolster the team management skills and performance enhancement strategies of junior managers and city managers, while elevating their strategic thinking and overall management qualities in all aspects.


To strengthen the fundamental skills of junior managers in areas such as role awareness in specialized assistance and guidance, time management, performance improvement, and team building.
Morning Star Leadership Training Camp
Financial Management
NCM City Manager Training Camp
For urban managers, provide specialized assistance and guidance in business strategies, management efficiency, and performance enhancement, comprehensively enhancing their overall qualities including strategic thinking, business acumen, talent utilization, decision-making abilities, influence, and leadership.

Noah's Financial Management Leadership Training Programs

To create more learning opportunities for employees, Noah actively collaborates with domestic universities in certain fields and encourages managers to participate in management and operation capability training, fully meeting our staff's learning and training needs in career development and personal growth.

Case: Joint Management Training Course with Fudan University

In 2024, Noah collaborated with Fudan University to launch a management training program that integrated "online learning" with "offline coaching." This initiative aimed to cultivate systematic management thinking among Noah's managers and elevate their systematic operational and management skills and qualities, enabling them to efficiently allocate and precisely manage resources, including personnel, finances, and materials. A total of 124 managers participated in this joint management training program.

Key Performance

Average training hours per person by gender


85.20 hours
88.48 hours
Male
Female

Average training hours per person by employment category


87.25 hours
80.20 hours
91.47 hours
General employees
Middle management employees
Senior management employees

Employee Training

Indicator	Unit	2024	2023	2022
Number of employees involved in training	Person-time	1,990	2,833	2,579
Total training hours	hours	174,312	231,859	216,057
Average training hours per employee	hours	87.59	81.84	83.77
Total investment in training	RMB 10,000	392	264	900

Occupational Health and Safety

Noah pays attention to employees' health and well-being, advocates for work-life balance, and creates a safe, pleasant, and people-oriented workplace by providing a variety of occupational health and safety measures. We strictly comply with domestic and international occupational health and safety policies and requirements in all locations where our offices are situated, and formulate the *Policy on Safe Working Environment and Protection of Employees from Occupational Hazards*, requiring all employees to comply with regulations to prevent accidents to the greatest extent and promote employees to work and live safely and comfortably.

Regarding organizational development, the Business Continuity Assurance Department, in collaboration with the Training Department, founded Noah's "Little Red People" first aid club. This effort aims to promote safety and first aid principles, knowledge, and techniques. By the end of 2024, the association has over 30 members. In terms of facility provisions, we established the Noah Labor Union Health Center, which provides services like traditional Chinese massage. Additionally, health awareness days are regularly organized at the health center to bolster employees' understanding of health matters. In terms of practices, we have developed emergency response plans for unexpected events, actively participated in AED first aid training, and provided occupational health check-ups, psychological counseling, and health information, while advocating for healthy eating to ensure the overall well-being of our employees.

Case: Red Cross Emergency First Aid Training

In June 2024, Noah participated in the "Red Cross Emergency First Aid Training" event organized by the Xinhong Street Red Cross Society. The Xinhong Street Red Cross Society conducted emergency first aid training, teaching employees relevant knowledge, including cardiopulmonary resuscitation (CPR), the use of automated external defibrillators (AEDs), and trauma care. A total of 82 employees participated in this training, helping employees learn first aid knowledge and skills and improving their awareness and ability for self-rescue and mutual rescue.



Red Cross Emergency First Aid Training

Key Performance

In 2024, a total of **1,218** employees participated in occupational health examinations.

Occupational Health and Safety Performance

Indicator	Unit	2024	2023	2022
Number of work-related fatalities	Person	0	0	0
Work-related fatality rate	%	0	0	0
Number of workdays lost due to work-related injuries	Day	54	0	0




Compensation and Benefits

Noah consistently adheres to the laws and regulations of the countries and regions in which we operate, upholding the principle of equal pay for equal work. The Group has implemented a competitive compensation and benefits system, along with long-term employee incentive programs and other non-monetary benefits. We organize diverse employee care activities to share the Group's growth outcomes with our workforce. Furthermore, we have established a performance-based compensation mechanism to fully motivate employees and stimulate their potential for growth.

Compensation and Benefits

To incentivize employees' value contributions, attract and retain talent, and support the expansion of both existing and new businesses, Noah has developed the Noah Compensation Management System in alignment with the Group's values and diverse business portfolio, aiming to establish a scientific and standardized employee compensation framework.

We adhere to fundamental principles such as "grading by position, salary by grade, person-job fit, salary adjustment with position changes, and dual motivation through qualifications and performance". We have established regular compensation management rules that set differentiated salary standards and structures for different business lines, ensuring the fairness and market competitiveness of the compensation system. Employee compensation is structured into three components: fixed compensation, variable compensation, and benefits. Fixed compensation includes base salaries and various special allowances, while variable compensation includes special bonuses and annual bonuses. Noah complies with both domestic and international labor regulations across all its operating locations, strictly implementing statutory benefits such as the five social insurances and one housing fund, legal holidays, annual leave, sick leave, marriage leave, bereavement leave, maternity leave, parental leave, paternity leave, and work-related injury leave.

Noah has also introduced long-term incentive programs for its employees, including "Equity Incentives", "Excess Return Incentives", and "Medium-to-Long-Term Strategic Bonuses". These programs encourage employees to focus on the Group's medium-to-long-term performance and overall business outcomes, thereby fully motivating them. In 2024, 100% of employees and executives were enrolled in these long-term incentive programs.

Noah's Compensation and Incentive Programs		
Long-Term Incentive Programs	Description	Target Audience
Equity Incentives	● A comprehensive long-term incentive program offering restricted stocks and options to core employees, with a vesting period of up to four years. Unvested stock options are forfeited immediately upon employee departure.	Core on-board employees
Excess Return Incentives	● An incentive for fund investment personnel, deferred and paid out over a maximum of three years. If an employee's other projects or funds incur losses, the Group reserves the right to deduct their share of excess return allocations to cover the losses they are responsible for. Incentive bonuses are not paid if the relevant personnel have left or transferred by the time of payout.	Specific on-board employees
Medium-to-Long-Term Strategic Bonuses	● An additional reward for key core employees to motivate and retain them, encouraging focus on the Group's long-term development. Generally paid out over three years, with specific recipients, allocation amounts, payment methods, and schedules determined by the annual reward program.	Middle and senior-level on-board employees

Key Performance	
The median ratio of the CEO's annual compensation to that of all employees	The average ratio of the CEO's annual compensation to that of all employees
In 2024 **19.52 : 1**	In 2024 **13.67 : 1**

Employee Care

Noah actively provides non-salary and non-benefit incentives to all employees. The Group's employee care system currently covers employee health check-ups, holiday benefits, birthday rewards, wedding, funeral, and childbirth gifts, commercial insurance, club activities, mutual aid funds, rental assistance, and support for women and others. We closely monitor employee needs in work and life and improve their benefits based on the Group's development stage and profitability.

▶ Enriching Employees' Cultural and Sports Life

Noah advocates for a balance between work and life, actively creating a more comfortable and pleasant office environment for employees. We organize cultural and sports activities such as New Year blessings, holiday events, employee gatherings, and wellness exchanges to reduce work stress, enhance the fun of work and life, and strengthen our team spirit and sense of belonging in the workplace. In 2024, to meet the daily fitness and exercise needs of employees in the new workplace, we added a 2,000-square-meter sports space for them to relax and exercise during breaks, ensuring their physical and mental well-being.

 

Delivering New Year Blessings to Homes   May Social Day

Key Performance

- In 2024

  Noah organized **10** employee cultural and sports activities, with over **10,000** total participants.

  Noah spent a total of RMB **1,252,700** on holiday and anniversary benefits for all employees.

By the end of the reporting period, Noah's employees had voluntarily formed 13 clubs in the fields of sports and fitness, hobbies, professional academics, and more, fostering positive interactions among staff members. We organize two club recruitment and showcase events each year and display club achievements on a monthly basis to encourage employee engagement. Employee clubs are managed uniformly by the group's labor union, which provides funding rewards for clubs with a positive atmosphere and high participation to promote orderly development and healthy growth of the clubs. In 2024, Noah introduced two new employee clubs, including the Photography Club and the Shenzhen Badminton Club.



Football Club



Yoga Club

Key Performance

- In 2024

  Noah employee clubs conducted over **300** activities　　with over **3,000** participants

  the Group sponsored a total of RMB **67,400** in activity funds.

▶ Caring for Women's Health

Since the founding of the Noah Women's Federation in 2021, we have refined its functions and created dedicated roles. Aiming to boost female employees' satisfaction and sense of belonging, we have enhanced the three working mechanisms "Strengthening Construction, Empowering Women, and Establishing the Brand". We have also implemented a wide range of support measures for female employees, covering gender equality and education, career growth and advancement, family planning guidance, women's rights protection, and health and wellness care. These efforts aim to promote women's rights and assist female employees in increasing their workplace influence.



Noah's Women Care Measures

gender equality and education
- Plan a series of themed activities and lectures to raise public awareness of the value of gender equality and eliminate gender discrimination.

career growth and advancement
- Launch specialized training and career development programs to assist women in achieving self-improvement and expanding their influence in the workplace.

family planning guidance
- Organize family education seminars and marriage counseling service activities to enhance employees' family communication skills and help them improve the quality of their intimate relationships

women's rights protection
- Establish a dedicated hotline for women to protect the legitimate rights and interests of female employees in the workplace.

health and wellness care
- Host female health consultation activities such as stress relief workshops, traditional Chinese medicine lectures, and HPV vaccine education.
- Set up a "Mommy Room" to provide breastfeeding facilities for working mothers.

Case: Condolences to the Relatives of a Deceased Female Employee

In 2024, a female employee of the Group unfortunately passed away due to a serious illness. To express our deep respect and care for her family, we immediately formulated standards and implementation measures for condolence payments. On the same day, we provided her relatives with a condolence payment of RMB 14,000 to convey our condolences and support.

▶ Mutual Aid Fund

The Noah Employee Mutual Aid Fund upholds the spirit of mutual assistance, embodied in the principle of "I am for everyone, and everyone is for me" to assist employees in mitigating life's hardships arising from serious illnesses or significant changes affecting them or their relatives. It has established a mutual aid and support system led by the Group, administered by the Labor Union, and joined by employees. Employees can become members of the mutual aid fund in the year following the commencement of their contributions and avail themselves of the fund's benefits for that year.



Key Performance

Noah's Employee Mutual Aid Fund account balance

In 2024   Over RMB **300,000**

In 2024, assisted **5** employees and their families

With a total assistance fund of   RMB **25,000**



▶ Rental Housing Benefits

Noah provides two types of rental housing benefits for employees, including rental subsidies and apartment recommendations. The application channel for employee rental subsidies opens at the end of September each year. After notifications to all employees, company screening and application, district talent center acceptance and review, and online public announcement, relevant subsidies are applied for on behalf of employees.

Key Performance

● In 2024

A total of **37** Noah employees applied for employee rental subsidies

With a total subsidy amount of RMB **419,400**

NOAH 諾亞財富

07

WARM NOAH: ACTIVELY GIVING BACK TO SOCIETY

Noah has embraced its responsibility and commitment to society, actively participating in various charitable endeavors and contributing to society through concrete actions. In 2024, Noah deepened its commitment to public welfare by investing in areas such as autism care, rural revitalization, community engagement, ecological protection, and educational donations. By collaborating with like-minded partners across sectors, Noah aims to create social value and contribute to fostering social harmony and progress.

- This chapter relates to the following major Sustainability issues:

Community Investment and Philanthropy

Addressing Climate Change

Promoting Joint Development of the Industry

- SDGs focus in this Chapter:

3 GOOD HEALTH AND WELL-BEING

14 LIFE BELOW WATER

15 LIFE ON LAND

16 PEACE, JUSTICE AND STRONG INSTITUTIONS

17 PARTNERSHIPS FOR THE GOALS

To continuously contribute to social value and fulfill its corporate social responsibility, Noah established the Shanghai Noah Foundation in 2014. Guided by the mission of "cultivating a grateful heart, promoting benevolent actions, fostering a life rich in compassion, and fulfilling corporate social responsibility" the foundation focuses on spiritual welfare, environmental protection, education and humanities, and support for the disadvantaged. It implements charity projects through systematic funding and public advocacy. Meanwhile, Noah has formulated certain policies such as the *Internal Management System of the Shanghai Noah Foundation* and the *Project Management System of the Shanghai Noah Foundation* to ensure the orderly implementation of the foundation's charity projects in a standardized, institutionalized, and scientific manner.

Key Performance

- In 2024

the Shanghai Noah Foundation expended a total of RMB **934.99** million in charitable donations

with a year-on-year increase of **48.67%**

The number of beneficiaries reached **10,000** individuals.

Growth Rate of Noah's Charitable Donations

RMB 9,349,900
+48.67%
RMB 6,289,000
2023
2024

Distribution of Noah's Charitable Donations in 2024

3%
1%
7%
89%
Education development
Rural revitalization
Community charity
Autism care





Autism Care

Harbor of Stars – Caring for Autistic Children program, launched by the Shanghai Noah Foundation in 2015, is a targeted charity project aimed at helping autistic groups in China. Focusing on six key areas - supporting autism special education institutions, enhancing the professional skills of autism special education teachers, empowering the parents of autistic children, supporting the rehabilitation of autistic children, assisting the social employment of autistic adults, and advocating for autism awareness in society. The project works on multiple aspects, including rehabilitation, education, family support, and social integration. In 2024, the Shanghai Noah Foundation donated RMB 289,900 to autism charities and organized a series of autism care promotion and fundraising activities, urging all sectors of society to give more attention and support to the autistic community.

Case: "Life is Finite, Love is Infinite – Care for Older Autistic Individuals" Autism Care Activity

On April 6, 2024, ahead of World Autism Awareness Day, the Shanghai Noah Foundation, in collaboration with several charity organizations, held the "Life is Finite, Love is Infinite – Care for Older Autistic Individuals" themed event. The event raised funds for older individuals with autism through signature initiatives, artwork donations, and charity bazaars, attracting nearly 100 compassionate participants. The event invited experienced philanthropists and professional organizations to share and discuss the operation of autism institutions and the exploration and practice of autism education. Ms. Chia-Yue Chang from Noah called on everyone to pay attention to and understand the autistic community, helping them integrate into society with love and patience.





2024世界自闭症日
生有涯 爱无涯
大龄星宝 大亦有爱
时间：2024年4月6日

"Life is Finite, Love is Infinite – Care for Older Autistic Individuals" Autism Care Activity

Rural Revitalization

Adhering to the principle of "living a life of impact, practicing public welfare in action" Noah has actively responded to the national rural revitalization strategy and supported multiple rural assistance projects over the years. As one of the first 16 foundations to participate in the "Empowering Shanghai-Yunnan Cooperation in Rural Revitalization under the '163 Million Charity Action'" initiative in Shanghai, the Shanghai Noah Foundation responded positively to the government's call to offer targeted assistance to Yunnan. As 2024 marked the second year of the Action, the Shanghai Noah Foundation focused on the rural development needs of Yulong County, Yongsheng County, and Ninglang County in Lijiang City, Yunnan Province, provided targeted donations of RMB 360,000 for projects such as school bathroom construction, educational electrification facility renovation, rehabilitation medical care for children with six fingers, and colorectal cancer screening, assisting in the development of local education and medical fields.

Case: "163 Million Charity Action" Assisting Yunnan Rural Revitalization Project

Yulong County, Lijiang City, Yunnan Province, as the only Naxi autonomous county in China, plays a significant role in the inheritance and development of ethnic culture. However, it faces challenges such as weak basic education and inadequate sanitation facilities. In 2024, Noah Holdings, through the Shanghai Noah Foundation, donated funds to Baisha Primary School in Yulong County for bathroom construction. The new bathroom is equipped with a hot water system, showerheads, and changing rooms, effectively improving the living conditions of the students.











Construction Scene of the Bathroom Project at Baisha Primary School in Yulong County

Community Engagement

The Shanghai Noah Foundation actively participates in community development projects, collaborating with the government, social organizations, and residents to jointly promote the in-depth advancement of community co-construction, co-governance, and shared benefits.

Case: Supporting the Construction of Xinhong Community

As a "community partner" of Xinhong Street, Noah actively participates in community service projects and contributes to the building of a community-wide emergency response system, mental health development, and recreational facilities. In 2024, Noah equipped the community with AED devices and vigorously promoted the accessibility of emergency knowledge. Additionally, Noah participated in the "Xinhong Community Psychological Refueling Station" project, establishing a "Mental Health Room" and creating a "Enoch Reading Room" within the community. Through organizing book clubs, pet-friendly activities, and other events, we provided an ideal place for cultural exchange and leisure for community residents.



Noah's Pet-Friendly Activity



Jointly Hosting the "Paintings from the Stars" Autistic Children's Art Exhibition with Xinhong Street

Ecological Protection

Noah actively responds to the call for ecological protection and sustainable development, adhering to the concept of long-termism, and actively engages in environmental protection public welfare initiatives, achieving substantial practical results. For many years, Noah has participated in multiple projects, including the Alashan SEE "100 Million Tamarisk Trees", the"Noah's Ark – Green Peacock Protection", and "Saving the Smile of the Yangtze River – Rescuing the Yangtze Dolphin". At the same time, Noah invites partners from all walks of life to jointly participate in environmental protection activities such as "Earth Hour" and "World Earth Day", working together to build a green future.

Case: the"Noah's Ark – Green Peacock Protection" Project

In 2024, Noah was awarded the "520 Social Responsibility Day" Biodiversity Conservation Excellent Case Award for the "Noah' s Ark – Green Peacock Protection" project. The project has been generously funded by Noah for five consecutive years, supporting the Alashan SEE Ecological Association in establishing a green peacock habitat co-management reserve and implementing habitat protection and natural breeding monitoring. Currently, the project has cultivated five protection areas, with the habitat area restored to nearly three times its original size and the number of green peacocks in the reserve increasing nearly threefold.



CERTIFICATE
"诺亚方舟-绿孔雀保护" 项目
优秀案例

"520 Social Responsibility Day" Biodiversity Conservation Excellent Case Award in 2024

Case: Noah's "Plastic War, Plastic-Recycling Solution" Campaign

On World Earth Day 2024, Noah launched the "Plastic War, Plastic-Recycling Solution" campaign with the theme of "Global War on Plastics." The Group carried out an "Environmental Recycling Program" internally, recycling PET plastic bottles and exchanging them for environmental protection products. Meanwhile, Noah collaborated with the Italian brand 24 Bottles to promote environmentally friendly insulated cups and used coffee grounds to make travel cups, reducing the use of single-use plastics. Through the "Spring Rain Renewal" charity program, we also made environmental protection school uniforms from recycled plastic bottles to assist in rural children education.





Environmental Protection Products from the "Plastic War, Plastic-Recycling Solution" Campaign

Educational Donations

With its passion and its sense of responsibility for education, Noah has contributed to building a better educational ecosystem through continuous investment in the education field in various initiatives, including the Beautiful China Teaching Support Project for rural education, the Changshu UWC Scholarship Program supporting international educational development, and the Autism Education Project that cares for special needs groups. In 2024, the Shanghai Noah Foundation made a total charitable donation of RMB 8.34 million yuan in the education field.

Case: N + UWC Charity Dinner

In the reporting year, Noah, through the Shanghai Noah Foundation, continued to support the scholarship program of Changshu World United College (UWC), aiming to provide equal educational opportunities for outstanding students from different countries and regions.

On August 25, 2024, the Shanghai Noah Foundation and Changshu UWC jointly held the "Quality Education, Equal Opportunities" charity dinner. The event brought together more than 120 guests, raising a total of RMB 5.15 million yuan through charity auctions and donations. In addition, the Shanghai Noah Foundation donated $500,000. All donations will be used for the Changshu UWC student scholarship program, helping more students receive high-quality international education.





N + UWC Charity Dinner

Noah Youth Philharmonic Orchestra Dinner Performance



$ 500000
FIVE HUNDRED THOUSAND DOLLARS
NOAH | UWC CHANGSHU CHINA

Donation Ceremony of the Shanghai Noah Foundation



Index table of indicators ━━

▶ HKEX Content Indexs

Mandatory Disclosure Requirements	Location
Governance structure	Report Parameters
Reporting principles	Report Parameters
Reporting boundary	Report Parameters

Aspect	Indicator No.	Subject Areas, Aspects, General Disclosure and KPIs	Location
A. Environment			
A1 Emissions	General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer; relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.	Promote Green Operation
	A1.1	The type of emissions and respective emissions data.	Promote Green Operation
	A1.3	Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Promote Green Operation
	A1.4	Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Promote Green Operation
	A1.5	Description of emissions target(s) set and steps taken to achieve them.	Promote Green Operation
	A1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	Promote Green Operation
A2 Use of Resources	General Disclosure	Policies on the efficient use of resources, including energy, water and other raw materials.	Promote Green Operation
	A2.1	Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in '000s) and intensity (e.g. per unit of production volume, per facility).	Promote Green Operation
	A2.2	Water consumption in total and intensity (e.g. per unit of production volume, per facility).	Promote Green Operation
	A2.3	Description of energy use efficiency target(s) set and steps taken to achieve them.	Promote Green Operation

Aspect	Indicator No.	Subject Areas, Aspects, General Disclosure and KPIs	Location
A2 Use of Resources	A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	Promote Green Operation
	A2.5	Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced.	N/A*
A3 The Environment and Natural Resources	General Disclosure	Policies on minimising the issuer's significant impacts on the environment and natural resources.	Promote Green Operation Ecological Protection
	A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	Promote Green Operation Ecological Protection
B. Social			
Employment and Labour Practices			
B1 Employment	General Disclosure	Information on: (a) the policies; and(b) compliance with relevant laws and regulations that have a significant impact on the issuer; relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare.	Employee Responsibilities
	B1.1	Total workforce by gender, employment type (for example, full- or part-time), age group and geographical region.	Employee Responsibilities
	B1.2	Employee turnover rate by gender, age group and geographical region.	Talent Development
B2 Health and Safety	General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer; relating to providing a safe working environment and protecting employees from occupational hazards.	Occupational Health and Safety
	B2.1	Number and rate of work-related fatalities occurred in each of the past three years including the reporting year.	Occupational Health and Safety
	B2.2	Lost days due to work injury	Occupational Health and Safety
	B2.3	Description of occupational health and safety measures adopted, and how they are implemented and monitored.	Occupational Health and Safety
B3 Development and Training	General Disclosure	Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities.	Talent Development
	B3.1	The percentage of employees trained by gender and employee category (e.g. senior management, middle management).	Talent Development
	B3.2	The average training hours completed per employee by gender and employee category.	Talent Development
B4 Labour Standard	General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer; relating to preventing child and forced labour.	Employee Responsibilities
	B4.1	Description of measures to review employment practices to avoid child and forced labour.	Employee Responsibilities
	B4.2	Description of steps taken to eliminate such practices when discovered.	Employee Responsibilities

* The Group's operating process does not include manufacturing, and the indicators related to the total amount of packaging materials used for manufacturing are not applicable for Noah.



Aspect	Indicator No.	Subject Areas, Aspects, General Disclosure and KPIs	Location
Operating Practices			
B5 Supply Chain Management	General Disclosure	Policies on managing environmental and social risks of the supply chain.	Promote Green Operation
	B5.1	Number of suppliers by geographical region	Promote Green Operation
	B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	Promote Green Operation
	B5.3	Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	Promote Green Operation
	B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	Promote Green Operation
B6 Product Responsibility	General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer; relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress.	Responsible Client Management
	B6.1	Percentage of total products sold or shipped subject to recall for safety and health reasons.	N/A*
	B6.2	Number of products and service related complaints received and how they are dealt with.	Responsible Client Management
	B6.3	Description of practices relating to observing and protecting intellectual property rights.	Responsible Client Management
	B6.4	Description of quality assurance process and recall procedures.	N/A*
	B6.5	Description of consumer data protection and privacy policies, and how they are implemented and monitored.	Data Security
B7 Anti-corruption	General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer; relating to bribery, extortion, fraud and money laundering	Responsible Business Practices
	B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	Responsible Business Practices
	B7.2	Description of preventive measures and whistle-blowing procedures, and how they are implemented and monitored.	Responsible Business Practices
	B7.3	Description of anti-corruption training provided to directors and staff.	Responsible Business Practices
Community			
B8 Community Investment	General Disclosure	Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests	Community Engagement

* The Group's operations do not include physical product manufacturing or recycling.
* The Group's operations do not include physical product manufacturing or recycling.

Aspect	Indicator No.	Subject Areas, Aspects, General Disclosure and KPIs	Location
B8 Community Investment	B8.1	Focus areas of contribution (e.g. education, environmental concerns, labour needs, health, culture, sport).	Autism Care, Rural Revitalization, Community Engagement, Ecological Protection, Educational Donations
	B8.2	Resources contributed (e.g. money or time) to the focus area.	Autism Care, Rural Revitalization, Community Engagement, Ecological Protection, Educational Donations

Climate-related Disclosures

Dimension	Climate-related Disclosures		Location
Governance	19. An issuer shall disclose information about: (a) the governance body(s) (which can include a board, committee or equivalent body charged with governance) or individual(s) responsible for oversight of climate related risks and opportunities; and (b)management's role in the governance processes, controls and procedures used to monitor, manage and oversee climate-related risks and opportunities		Climate Change Response
Strategy	Climate-related risks and opportunities	20. An issuer shall disclose information to enable an understanding of climate-related risks and opportunities that could reasonably be expected to affect the issuer's cash flows, its access to finance or cost of capital over the short, medium or long term.	Climate Change Response
	Business model and value chain	21. An issuer shall disclose information to enable an understanding of climate-related risks and opportunities that could reasonably be expected to affect the issuer's cash flows, its access to finance or cost of capital over the short, medium or long term.	Climate Change Response
	Strategy and decision-making	22. An issuer shall disclose information that enables an understanding of the effects of climate-related risks and opportunities on its strategy and decision-making.	Climate Change Response
		23. An issuer shall disclose information about the progress of plans disclosed in previous reporting periods	Climate Change Response, Responsible Investment Strategy
	Financial position, financial performance and cash flow - Current financial effect	24. An issuer shall disclose qualitative and quantitative information about: (a) how climate-related risks and opportunities have affected its financial position, financial performance and cash flows for the reporting period; and (b) the climate-related risks and opportunities identified for which there is a significant risk of a material adjustment within the next annual reporting period to the carrying amounts of assets and liabilities reported in the related financial statements.	Climate Change Response
	Financial position, financial performance and cash flow - Anticipated financial effect	25. The issuer shall provide qualitative and quantitative disclosures about: (a) how the issuer expects its financial position to change over the short, medium and long term, given its strategy to manage climate-related risks and opportunities; and (b)how the issuer expects its financial performance and cash flows to change over the short, medium and long term, given its strategy to manage climate-related risks and opportunities.	Climate Change Response



Dimension	Climate-related Disclosures		Location
Strategy	Climate resilience	26. An issuer shall disclose information that enables an understanding of the resilience of the issuer's strategy and business model to climate-related changes, developments and uncertainties, taking into consideration the issuer's identified climate-related risks and opportunities. An issuer shall use climate-related scenario analysis to assess its climate resilience using an approach that is commensurate with an issuer's circumstances. In providing quantitative information, the issuer may disclose a single amount or a range.	Climate Change Response
Risk Management		27. An issuer shall disclose information about: (a) the processes and related policies it uses to identify, assess, prioritise and monitor climate-related risks; (b) the processes the issuer uses to identify, assess, prioritise and monitor climaterelated opportunities (including information about whether and how the issuer uses climate-related scenario analysis to inform its identification of climate-related opportunities); and (c) the extent to which, and how, the processes for identifying, assessing, prioritising and monitoring climate-related risks and opportunities are integrated into and inform the issuer's overall risk management process.	Climate Change Response
Metrics and Targets	Greenhouse gas emission	28. An issuer shall disclose its absolute gross greenhouse gas emissions generated during the reporting period, expressed as metric tons of CO2 equivalent, classified as: (a) Scope 1 greenhouse gas emissions; (b) Scope 2 greenhouse gas emissions; and (c) Scope 3 greenhouse gas emissions.	Promote Green Operation
		29. An issuer shall: (a) measure its greenhouse gas emissions in accordance with the Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (2004) unless required by a jurisdictional authority or another exchange on which the issuer is listed to use a different method for measuring greenhouse gas emissions; (b) disclose the approach it uses to measure its greenhouse gas emissions (c) for Scope 2 greenhouse gas emissions disclosed, disclose its location-based Scope 2 greenhouse gas emissions, and provide information about any contractual instruments that is necessary to enable an understanding of the issuer's Scope 2 greenhouse gas emissions; and (d) for Scope 3 greenhouse gas emissions disclosed, disclose the categories included within the issuer's measure of Scope 3 greenhouse gas emissions, in accordance with the Scope 3 categories described in the Greenhouse Gas Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard (2011).	Promote Green Operation
	Climate-related transition risks	30. An issuer shall disclose the amount and percentage of assets or business activities vulnerable to climate-related transition risks.	/
	Climate-related physical risks	31. An issuer shall disclose the amount and percentage of assets or business activities vulnerable to climate-related physical risks.	/
	Climate-related opportunities	32. An issuer shall disclose the amount and percentage of assets or business activities aligned with climate-related opportunities.	/
	Capital deployment	33. An issuer shall disclose the amount of capital expenditure, financing or investment deployed towards climate-related risks and opportunities.	Responsible Investment Strategy
	Internal carbon prices	34. An issuer shall disclose: (a) an explanation of whether and how the issuer is applying a carbon price in decision making (for example, investment decisions, transfer pricing, and scenario analysis); and (b) the price of each metric tonne of greenhouse gas emissions the issuer uses to assess the costs of its greenhouse gas emissions; or an appropriate negative statement that the issuer does not apply a carbon price in decision-making.	Climate Change Response

Dimension	Climate-related Disclosures		Location
Metrics and Targets	Remuneration	35. An issuer shall disclose whether and how climate-related considerations are factored into remuneration policy, or an appropriate negative statement.	Sound Corporate Governance
	Industry-based metrics	36. An issuer is encouraged to disclose industry-based metrics that are associated with one or more particular business models, activities or other common features that characterise participation in an industry. In determining the industry-based metrics that the issuer discloses, an issuer is encouraged to refer to and consider the applicability of the industrybased metrics associated with disclosure topics described in the IFRS S2 Industrybased Guidance on implementing Climate-related Disclosures and other industry-based disclosure requirements prescribed under other international ESG reporting frameworks.	/
	Climate-related targets	37. An issuer shall disclose (a) the qualitative and quantitative climate-related targets the issuer has set to monitor progress towards achieving its strategic goals; and (b) any targets the issuer is required to meet by law or regulation, including any greenhouse gas emissions targets.	Environmental Sustainability Commitment, Climate Change Response
		38. An issuer shall disclose information about its approach to setting and reviewing each target, and how it monitors progress against each target.	Environmental Sustainability Commitment, Climate Change Response
		39. An issuer shall disclose information about its performance against each climate-related target and an analysis of trends or changes in the issuer's performance.	Environmental Sustainability Commitment, Climate Change Response
		40. For each greenhouse gas emissions target disclosed, an issuer shall disclose: (a) which greenhouse gases are covered by the target; (b) whether Scope 1, Scope 2 or Scope 3 greenhouse gas emissions are covered by the target; (c) whether the target is a gross greenhouse gas emissions target or a net greenhouse gas emissions target. If the issuer discloses a net greenhouse gas emissions target, the issuer is also required to separately disclose its associated gross greenhouse gas emissions target; (d) whether the target was derived using a sectoral decarbonisation approach; and (e) the issuer's planned use of carbon credits to offset greenhouse gas emissions to achieve any net greenhouse gas emissions target. In explaining its planned use of carbon credits.	N/A*
	Applicability of cross-industry metrics and industry-based metrics	41. In preparing disclosures to meet the requirements in paragraphs 21 to 26 and 37 to 38, an issuer shall refer to and consider the applicability of cross-industry metrics (see paragraphs 28 to 35) and (ii) industry-based metrics (see paragraph 36).	/

* Noah will set the group's net zero environmental target for the first time based on 2024 greenhouse gas emissions data, and is committed to achieving carbon neutrality by 2050.

▶ GRI content index

Statement of use	Noah Holdings has reported in accordance with the GRI Standards for the period from January 1, 2024, to December 31, 2024.
Applicable GRI Sector Standard(s)	GRI 1: Foundation 2021

GRI Standard/ Other Source	Disclosure	Location
GRI 2: General Disclosures	2-1 Organizational details	About Noah
	2-2 Entities included in the organization's sustainability reporting	Report Parameters
	2-3 Reporting period, frequency and contact point	Report Parameters
	2-4 Restatements of information	Report Parameters
	2-6 Activities, value chain and other business relationships	About Noah
	2-7 Employees	Employee Responsibilities, Talent Development, Occupational Health and Safety, Compensation and Benefits
	2-9 Governance structure and composition	Sound Corporate Governance
	2-10 Nomination and selection of the highest governance body	Sound Corporate Governance
	2-11 Chair of the highest governance body	Sound Corporate Governance
	2-12 Role of the highest governance body in overseeing the management of impacts	Sound Corporate Governance
	2-13 Delegation of responsibility for managing impacts	Sound Corporate Governance
	2-14 Role of the highest governance body in sustainability reporting	Sound Corporate Governance
	2-15 Conflicts of interest	Sound Corporate Governance
	2-16 Communication of critical concerns	Sound Corporate Governance
	2-17 Collective knowledge of the highest governance body	Sound Corporate Governance

GRI Standard/ Other Source	Disclosure	Location
GRI 2: General Disclosures	2-18 Evaluation of the performance of the highest governance body	Sound Corporate Governance
	2-19 Remuneration policies	Compensation and Benefits
	2-20 Process to determine remuneration	Compensation and Benefits
	2-21 Annual total compensation	Compensation and Benefits
	2-22 Statement on sustainable development strategy	Sustainable Management
	2-23 Policy commitments	Sound Corporate Governance, Responsible Business Practices
	2-24 Embedding policy commitments	Sound Corporate Governance, Responsible Business Practices
	2-25 Processes to remediate negative impacts	Responsible Business Practices
	2-26 Mechanisms for seeking advice and raising concerns	Sound Corporate Governance, Responsible Business Practices
	2-27 Compliance with laws and regulations	Sound Corporate Governance, Responsible Business Practices
	2-28 Membership associations	About Noah
	2-29 Approach to stakeholder engagement	Stakeholder Engagement
	2-30 Collective bargaining agreements	Employee Responsibilities
GRI 3: Material Topics	3-1 Process to determine material topics	Materiality Management
	3-2 List of material topics	Materiality Management
	3-3 Management of material topics	Materiality Management
GRI 201: Economic Performance	201-1 Direct economic value generated and distributed	About Noah
	201-2 Financial implications and other risks and opportunities due to climate change	Climate Change Response
	201-3 Defined benefit plan obligations and other retirement plans	Compensation and Benefits
GRI 202: Market Presence	202-1 Ratios of standard entry level wage by gender compared to local minimum wage	Employee Responsibilities



GRI Standard/ Other Source	Disclosure	Location
GRI 205: Anti-corruption	205-1 Operations assessed for risks related to corruption	Responsible Business Practices
	205-2 Communication and training about anti-corruption policies and procedures	Responsible Business Practices
GRI 207: Tax	207-1 Approach to tax	Responsible Business Practices
	207-2 Tax governance, control, and risk management	Responsible Business Practices
	207-3 Stakeholder engagement and management of concerns related to tax	Responsible Business Practices
GRI 301: Materials	301-1 Materials used by weight or volume	Promote Green Operation
GRI 302: Energy	302-1 Energy consumption within the organization	Promote Green Operation
	302-2 Energy consumption outside of the organization	Promote Green Operation
	302-3 Energy intensity	Promote Green Operation
	302-4 Reduction of energy consumption	Promote Green Operation
GRI 303: Water and Effluents	303-1 Interactions with water as a shared resource	Promote Green Operation
	303-2 Management of water discharge-related impacts	Promote Green Operation
	303-3 Water withdrawal	Promote Green Operation
	303-5 Water consumption	Promote Green Operation
GRI 304: Biodiversity	304-1 Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas	Ecological Protection
	304-2 Significant impacts of activities, products and services on biodiversity	Ecological Protection
	304-3 Habitats protected or restored	Ecological Protection
	304-4 IUCN Red List species and national conservation list species with habitats in areas affected by operations	Ecological Protection

GRI Standard/ Other Source	Disclosure	Location
GRI 305: Emissions	305-1 Direct (Scope 1) GHG emissions	Promote Green Operation
	305-2 Energy indirect (Scope 2) GHG emissions	Promote Green Operation
	305-3 Other indirect (Scope 3) GHG emissions	Promote Green Operation
	305-4 GHG emissions intensity	Promote Green Operation
GRI 306: Waste	306-1 Waste generation and significant waste-related impacts	Promote Green Operation
	306-2 Management of significant waste-related impacts	Promote Green Operation
	306-3 Waste generated	Promote Green Operation
	306-4 Waste diverted from disposal	Promote Green Operation
	306-5 Waste directed to disposal	Promote Green Operation
GRI 308: Supplier Environmental Assessment	308-1 New suppliers that were screened using environmental criteria	Promote Green Operation
GRI 401-2: Employment	401-1 New employee hires and employee turnover	Talent Development
	304-1 Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas	Compensation and Benefits
	401-3 Parental leave	Employee Responsibilities
GRI 403-4: Occupational Health and Safety	403-1 Occupational health and safety management system	Occupational Health and Safety
	403-2 Hazard identification, risk assessment, and incident investigation	Occupational Health and Safety
	403-3 Occupational health services	Occupational Health and Safety
	401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees	Occupational Health and Safety
	403-5 Worker training on occupational health and safety	Occupational Health and Safety
	403-6 Promotion of worker health	Occupational Health and Safety



GRI Standard/ Other Source	Disclosure	Location
GRI 403: Occupational Health and Safety	403-7 Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	Occupational Health and Safety
	403-8 Workers covered by an occupational health and safety management system	Occupational Health and Safety
	403-9 Work-related injuries	Occupational Health and Safety
GRI 404: Training and Education	404-1 Average hours of training per year per employee	Talent Development
	404-2 Programs for upgrading employee skills and transition assistance programs	Talent Development
	404-3 Percentage of employees receiving regular performance and career development reviews	Talent Development
GRI 405: Diversity and Equal Opportunity	405-1 Diversity of governance bodies and employees	Employee Responsibilities
	405-2 Ratio of basic salary and remuneration of women to men	Employee Responsibilities
GRI 413: Local Communities	413-1 Operations with local community engagement, impact assessments, and development programs	Community Engagement
GRI 414: Supplier Social Assessment	414-1 New suppliers that were screened using social criteria	Promote Green Operation
GRI 417: Marketing and Labeling	417-1 Requirements for product and service information and labeling	Responsible Client Management

▶ IFRS S2 Recommended Disclosure Index

	Recommended Disclosure Content	Location
Governance	The governance body(s) (which can include a board, committee or equivalent body charged with governance) or individual(s) responsible for oversight of climate-related risks and opportunities.	Climate Change Response
	Management's role in the governance processes, controls and procedures used to monitor, manage and oversee climate-related risks and opportunities.	Climate Change Response
Strategy	Disclose the climate-related risks and opportunities that could reasonably be expected to affect the entity's prospects.	Climate Change Response
	Disclose the current and anticipated effects of those climate-related risks and opportunities on the entity's business model and value chain.	Climate Change Response
	Disclose the effects of those climate-related risks and opportunities on the entity's strategy and decision-making, including information about its climate-related transition plan.	Climate Change Response
	Disclose the effects of those climate-related risks and opportunities on the entity's financial position, financial performance and cash flows for the reporting period, and their anticipated effects on the entity's financial position, financial performance and cash flows over the short, medium and long term, taking into consideration how those climate-related risks and opportunities have been factored into the entity's financial planning.	Climate Change Response
	Consider the climate resilience of the entity's strategy and its business model to climate-related changes, developments and uncertainties, taking into consideration the entity's identified climate-related risks and opportunities.	Climate Change Response
Risk Mangement	Disclose the processes and related policies the entity uses to identify, assess, prioritise and monitor climate-related risks.	Climate Change Response
	Disclose the processes the entity uses to identify, assess, prioritise and monitor climate-related opportunities, including information about whether and how the entity uses climate-related scenario analysis to inform its identification of climate-related opportunities.	Climate Change Response
	Disclose the extent to which, and how, the processes for identifying, assessing, prioritising and monitoring climate-related risks and opportunities are integrated into and inform the entity's overall risk management process.	Climate Change Response
Metrics and Targets	Disclose information relevant to the cross-industry metric categories.	Climate Change Response
	Disclose industry-based metrics that are associated with particular business models, activities or other common features that characterise participation in an industry.	Climate Change Response, Responsible Investment Strategy
	Disclose targets set by the entity, and any targets it is required to meet by law or regulation, to mitigate or adapt to climate-related risks or take advantage of climate-related opportunities, including metrics used by the governance body or management to measure progress towards these targets.	Climate Change Response



▶ SASB Indicators Index

Topic	Accounting Metric	Location
Transparent Information & Fair Advice for Clients	(1) Number and (2) percentage of covered employees with a record of investment-related investigations, consumer-initiated complaints, private civil litigations, or other regulatory proceedings	/
	Total amount of monetary losses as a result of legal proceedings associated with marketing and communication of financial product-related information to new and returning clients	/
	Description of approach to informing clients about products and services	Responsible Client Management
Employee Diversity & Inclusion	Percentage of gender and racial/ethnic group representation for (1) executive management, (2) non-executive management, (3) professionals, and (4) all other employees	Sound Corporate Governance, Employee Responsibilities
Incorporation of Environmental, Social, and Governance Factors in Investment Management & Advisory	Amount of assets under management, by asset class, that employ (1) integration of environmental, social, and governance (ESG) issues, (2) sustainability-themed investing, and (3) screening	Responsible Investment Strategy
	Description of approach to incorporation of environmental, social, and governance (ESG) factors in investment and/or wealth manage- ment processes and strategies	Responsible Investment Strategy
	Description of proxy voting and investee engagement policies and procedures	/
Business Ethics	Total amount of monetary losses as a result of legal proceedings associated with fraud, insider trading, antitrust, anti-competitive behavior, market manipulation, malpractice, or other related financial industry laws or regulations	/
	Description of whistleblower policies and procedures	Responsible Business Practices



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